Filed Pursuant to Rule 424 (b)(4)
Registration Statement No. 333-175167

6,495,489 Shares

Spectrum Brands Holdings, Inc.
Common Stock

We are offering 1,000,000 shares of common stock and Harbinger Capital Partners Master Fund I, Ltd. (the “Selling Stockholder”) is offering 5,495,489 shares of common stock. We will not receive any proceeds from sale of shares of common stock by the Selling Stockholder.

Our common stock is listed on the New York Stock Exchange under the symbol “SPB.” On July 14, 2011, the last reported sale price of our common stock on the New York Stock Exchange was $28.57 per share.

We and the Selling Stockholder have granted the underwriters an option to purchase a maximum of 974,323 additional shares of our common stock to cover over-allotment of shares. Of this amount, we have granted an option to purchase 150,000 shares and the Selling Stockholder has granted an option to purchase 824,323 shares. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Investing in our common stock involves risks that are described in the “Risk Factors” section incorporated by reference herein.

		Underwriting		Proceeds to
	Price to	Discounts and	Proceeds	Selling
	Public	Commissions*	to us	Stockholder

Per Share	$28.00	$1.40	$26.60	$26.60
Total	$181,873,692	$9,093,685	$26,600,000	$146,180,007

*	Jefferies & Company, Inc. is participating in this offering pursuant to rights set forth in an engagement letter, which also provides it with rights to participate in certain equity offerings or sales of certain affiliates of Harbinger Capital Partners, LLC. See “Underwriting.”

Delivery of the shares of common stock will be made against payment in book-entry form on or about July 20, 2011.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse	Deutsche Bank Securities	Jefferies

The date of this prospectus is July 14, 2011.

None of us, the Selling Stockholder or the underwriters have authorized any person to provide you with any information other than that contained or incorporated by reference in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. None of us, the Selling Stockholder or the underwriters take responsibility for, and can provide assurance as to the reliability of, any information that others may give to you. None of us, the Selling Stockholder or the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus or such other date stated in this prospectus.

We urge you to read carefully this prospectus together with the information incorporated herein by reference as described under “Information Incorporated by Reference,” before deciding whether to invest in any of the common stock being offered.

TRADEMARKS

We have proprietary rights to or are exclusively licensed to use a number of registered and unregistered trademarks that we believe are important to our business, including, without limitation, Rayovac®, VARTA®, Remington®, Spectracide®, Cutter®, Tetra®, 8-in-1®, Hot Shot®, Repel®, Dingo®, Black & Decker®, George Foreman®, Russell Hobbs®, Toastmaster®, Farberware®, Juiceman®, Breadman®, Nature’s Miracle®, Garden Safe® and LitterMaid®. We attempt to obtain registration of our key trademarks whenever possible or practicable and pursue any infringement of those trademarks. Solely for convenience, the trademarks, service marks and tradenames referred to in this prospectus are without the ‘‘®” and “tm” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and tradenames.

i

MARKET AND INDUSTRY DATA

We have obtained the industry, market and competitive position data and information used in this prospectus from our internal company surveys and management estimates, as well as from industry and general publications and research, surveys or studies conducted by third parties.

There is only a limited amount of independent data available about our industry, market and competitive position, particularly outside of the United States. As a result, certain data and information related to us and our business are based on our good faith estimates, which are derived from our review of internal data and information, information that our management obtains from customers, and other third party sources. The industry data that we present in this prospectus includes estimates that involve risk and uncertainties, including those referred to under “Risk Factors” and under “Special Note Regarding Forward-Looking Statements.”

ii

PROSPECTUS SUMMARY

This summary highlights material information about us and this offering, but does not contain all of the information that you should consider before investing in our common stock. You should read this entire prospectus carefully, as well as the “Risk Factors” and our consolidated financial statements and the accompanying notes, which are incorporated into this prospectus by reference, before investing. This prospectus includes forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements.”

Unless otherwise indicated in this prospectus or the context requires otherwise, (i) “SB Holdings,” “we,” “us,” “our” or the “Company” refers to Spectrum Brands Holdings, Inc. and, where applicable, its consolidated subsidiaries; (ii) “Spectrum Brands” refers to Spectrum Brands, Inc. and, where applicable, its consolidated subsidiaries; (iii) “Russell Hobbs” refers to Russell Hobbs, Inc. and, where applicable, its consolidated subsidiaries; (iv) “Selling Stockholder” refers to Harbinger Capital Partners Master Fund I, Ltd.; (v) “Merger” means the business combination of Spectrum Brands and Russell Hobbs consummated on June 16, 2010 creating SB Holdings; and (vi) “pro forma” means that the applicable information is presented on a pro forma basis to give effect to the Merger as if it occurred on October 1, 2008, the first day of our fiscal year.

Our Company

We are a diversified global branded consumer products company with positions in seven major product categories: consumer batteries; pet supplies; home and garden control products; electric shaving and grooming products; small appliances; electric personal care products; and portable lighting. On a global basis, we hold top three market positions in each of the product categories in which we compete. We enjoy strong name recognition in our markets under the Rayovac, VARTA and Remington brands, each of which have been in existence for more than 80 years, and under the Tetra, 8-in-1, Spectracide, Cutter, Black & Decker, George Foreman, Russell Hobbs, Farberware and various other brands.

We sell our products in approximately 130 countries through a variety of trade channels, including retailers, wholesalers and distributors, hearing aid professionals, industrial distributors and original equipment manufacturers (“OEMs”). We have significant geographic diversification and generated, on a pro forma basis, 56% of sales in the United States and 44% in the rest of the world for the last-twelve-month (“LTM”) period ended April 3, 2011.

Our strategy is to provide quality and value to retailers and consumers worldwide. Most of our products are marketed on the basis of providing the same performance as our competitors for a lower price or better performance for the same price. Our goal is to provide attractive margins to our customers and retailers, and to offer superior merchandising and category management. Our scale allows us to provide our customers with global sourcing, high quality and innovative products and maintain strong retailer relationships with important mass merchandisers, home centers and pet superstores. Our promotional spending focus is on winning at the point of sale, rather than incurring significant advertising expenses. We have grown Adjusted EBITDA throughout the recent economic cycle primarily due to the resilient demand and “superior value” brand positioning of our consumer product offering and our continued emphasis on management of costs. For the LTM period ended April 3, 2011, we generated net sales, on a pro forma basis, of approximately $3,135 million, Adjusted EBITDA of $440 million and net income of $(181) million.

We operate in several business categories in which we believe there are high barriers to entry and we strive to achieve a low cost structure. Our global shared services administrative structure helps us maintain attractive margins and free cash flow. This operating model, which we refer to as the Spectrum value model, is what we believe will drive returns for our investors and our customers. In addition, many of our operating segments are complementary and are structured to drive free cash flow and Adjusted EBITDA growth. For example, the strong free cash flow generation of Global Batteries & Appliances, our largest segment, helps fund new product development and geographic growth opportunities, as well as fold-in acquisitions and cost improvements in the Global Pet Supplies and Home and Garden Business segments.

We manage our products and operations in three operating segments: (i) Global Batteries & Appliances, which consists of our worldwide battery, electric shaving and grooming, electric personal care, portable lighting business and small appliances primarily in the kitchen and home product categories (“Global Batteries & Appliances”), (ii) Global Pet Supplies, which consists of our worldwide pet supplies business (“Global Pet Supplies”), and (iii) Home and Garden, which consists of our home and garden and insect control businesses (the “Home and Garden Business”). The following table summarizes pro forma net sales, Adjusted EBITDA and net income/(loss) for each of our segments for the LTM period ended April 3, 2011.

	LTM Period Ended April 3, 2011
			Net
	Pro Forma	Adjusted	Income /
Operating Segment	Net Sales(a)	EBITDA(a)	(Loss)	Market Position by Product Category
	(In millions)

Global Batteries & Appliances	$2,211	$302	$183	Consumer batteries: #3 in North America, #2 in Europe and #1 in Latin America
				Electric shaving and grooming: #2 in North America, United Kingdom and Australia, and #3 in Continental Europe
				Electric personal care products: #1 in Australia, #2 in the United Kingdom and #3 in North America
				Portable lighting: #2 in North America, Europe and Latin America
				Kitchen products: #2 position in United States with two of our brands holding a #1 market share
				Home products: #1 in hand-held irons in the U.S.
Global Pet Supplies	$565	$99	$60	Global pet supplies: #2 position Aquatics products: #1 position
Home and Garden Business	$359	$71	$56	Home and garden control products: #2 position
Corporate	—	$(32)	$(85)
Unallocated items(b)	—	—	$(395)

Consolidated SB Holdings	$3,135	$440	($181)

(a)	See “Summary Consolidated Financial and Other Data” for reconciliations of Pro Forma Net Sales to Net Sales and Adjusted EBITDA by segment to Net Income by segment.

(b)	It is our policy to record income tax expense and interest expense on a consolidated basis. Accordingly, such amounts are not reflected in the operating results of the operating segments.

Products

Global Batteries and Appliances

Consumer Batteries.  We manufacture, market and sell a full line of alkaline batteries (AA, AAA, C, D and 9-volt sizes) and zinc carbon batteries to retail and industrial customers. Our batteries are marketed and sold under the Rayovac (primarily in North America and Latin America) and VARTA (primarily in Europe) brands, each of which have an over 80 year history and enjoy strong brand name recognition in their respective markets. We also manufacture alkaline batteries for third parties who sell the batteries under their own private labels. We have over 100 years of experience in manufacturing batteries and currently utilize seven manufacturing facilities in the U.S., Europe and Latin America.

U.S. general batteries is an approximately $1.9 billion market. The Rayovac brand is positioned in North America as a “superior value” brand alternative to premium-priced Duracell (a unit of The Procter & Gamble Company) and Energizer brands. We have a #3 position in batteries in North America with an estimated 17% dollar market share in the United States. We believe that the Rayovac brand has gained market share over the past eight quarters because it offers a better value proposition for retailers and their customers.

In Europe, the VARTA brand is competitively priced with other premium brands. Private label products are more prevalent in Europe as compared to other markets, and we also manufacture batteries marketed under private labels. The European batteries market is approximately $5.9 billion and we have a #2 overall market share position.

In Latin America, where zinc carbon batteries outsell alkaline batteries, the Rayovac brand is competitively priced with other premium brands. The Latin American battery market is approximately $1.5 billion and we have a #1 position with approximately 28% dollar market share. Rayovac has strong brand recognition in Latin America, particularly in Brazil, which is the biggest market, where we have approximately 51% market share by volume.

We believe that we are also the largest worldwide marketer and distributor of hearing aid batteries under several brand names and private labels, including Beltone, Miracle Ear and Starkey. We estimate that hearing aid batteries need to be replaced every 10 days on average, providing a recurring revenue stream from the existing customer base. We estimate that the market for hearing aid batteries is currently approximately one billion cells annually at retail and we expect it to benefit from demographic aging trends occurring in developed economies. We also sell nickel metal hydride rechargeable batteries, battery chargers and other specialty battery products including camera batteries, lithium batteries, silver oxide batteries, keyless entry batteries and coin cells for use in watches, cameras, calculators, communications equipment and medical instruments.

Electric Shaving and Grooming.  We market and sell a broad line of electric shaving and grooming products under the Remington brand name, including men’s rotary and foil shavers, beard and mustache trimmers, body trimmers and nose and ear trimmers, women’s shavers and haircut kits. Remington has strong brand name recognition with an 80 year history. The market size is an estimated $3.0 billion, and we hold a #2 market position in North America, the United Kingdom and Australia and a #3 market position in Continental Europe.

Electric Personal Care Products.  Our electric personal care products, marketed and sold under the Remington, Russell Hobbs, Carmen and Andrew Collinge brand names, include hair dryers, straightening irons, styling irons and hair setters. The market size is an estimated $2.6 billion, and we hold a #1 market position in Australia, a #2 market position in the United Kingdom and a #3 market position in North America where we are the fastest growing major retail brand.

Portable Lighting.  We offer a broad line of battery-powered, portable lighting products, including flashlights and lanterns for both retail and industrial markets. We sell our portable lighting products under the Rayovac and VARTA brand names, under other proprietary brand names and pursuant to licensing arrangements with third parties. The market size is estimated to be over $2 billion, and we hold a #2 market position in North America, Europe and Latin America.

Kitchen Products.  We market a broad line of small kitchen appliances, primarily positioned at mid to high-tier points. We have strong brand presence within this category under the George Foreman, Black & Decker, Russell Hobbs, Farberware, Littermaid, Toastmaster, Juiceman and Breadman brands. Products include grills, breadmakers, sandwich makers, kettles, toaster ovens, toasters, blenders, juicers, can openers, coffee grinders, coffee makers, electric knives, deep fryers, food choppers, food processors, hand mixers, rice cookers and steamers. We have an approximately 18% market share and a #2 position in the $4.7 billion U.S. small kitchen appliance category, with two of our brands, Black & Decker and George Foreman, holding a #1 market share in seven categories. Furthermore, two of our brands, Black & Decker and Breadman, hold a top two position in six other categories. This puts us in the number one and two positions in 13 categories of the 17 products in which we compete.

Home Products.  We market small home product appliances including hand-held irons. Significant brands within this category include Black & Decker and Russell Hobbs. We have a #1 market share in hand-held irons in the U.S. with an estimated 24% market share.

Global Pet Supplies

Companion Animal and Aquatics.  In the pet supplies product category, we market and sell a variety of leading branded pet supplies for fish, dogs, cats, birds and other small domestic animals. We have a broad line of consumer and commercial aquatics products, including integrated aquarium kits, standalone tanks and stands, filtration systems, heaters, pumps, and other equipment, fish food and water treatment products. Our largest aquatics brands are Tetra, Marineland, Whisper and Instant Ocean. We also sell a variety of specialty pet products, including dog and cat treats, small animal food and treats, clean up and training aid products, health and grooming aids, and bedding products. Our largest specialty pet brands include 8-in-1, Dingo, Nature’s Miracle, Wild Harvest and LitterMaid.

The market size for global pet supplies, excluding dog and cat food, is an estimated $23.7 billion, and we hold a #2 market position in this highly fragmented industry and a #1 position in the aquatics subsegment. We believe that we are the only company with a global platform and presence in this sector. We believe that the pet supplies industry has favorable industry trends due to increased pet ownership and an increase in average amount spent per pet, which is in part driven by the increased “humanization” of pets by pet owners.

Home and Garden Business

Home and Garden Control Products.  In the home and garden category, we are the leading domestic manufacturer and marketer of value positioned do-it-yourself home, lawn and garden care insect and weed control products. Our recognized portfolio of brands holds a strong market position and can be found in many of the nation’s top lawn and garden retailers.

We market a wide array of outdoor pest control products under the Spectracide and Garden Safe brands, including lawn and garden insect killers, disease control sprays, termite control and detection products, and herbicides. Our Hot Shot, Rid-a-Bug, Real-Kill and Black & Decker brands offer complete indoor insect control with products such as roach and ant killers, flying insect killers, indoor foggers, wasp and hornet killers, bedbug and flea control products, rodenticides, roach and ant baits and ultrasonic direct plug-in pest repellers. We also market the complete lines of Cutter and Repel insect repellents, including personal “spray on” mosquito repellents as well as area repellents, such as yard sprays, and citronella candles. We have positioned our brands as the value alternative for consumers who want results comparable to those of premium-priced brands.

The market size for the areas in which we compete, including controls (outdoor), household (indoor), repellents (area and personal) and rodenticides, is estimated to be $2.6 billion. We hold a solid #2 market position with an estimated 23% market share. The industry is highly competitive but concentrated, with the top three competitors (Spectrum Brands, The Scotts Miracle-Gro Company and S.C. Johnson & Son, Inc.) maintaining approximately 71% share of the market. We believe there are significant barriers to entry, driven by high regulatory requirements (including U.S. Environmental Protection Agency (“EPA”) and state regulations), significant customer scale requirements and large upfront capital investments.

Our Competitive Strengths

We believe that the following competitive strengths differentiate us from our competitors and are critical to our continued success:

Market Leading, Well Positioned Product Portfolio.  We are a market leader with top three market positions across all three of our segments, consisting of Global Batteries & Appliances, Global Pet Supplies and the Home and Garden Business. We believe our leading market positions enable us to obtain favorable shelf space and additional product listings with major retailers and also allow us to maintain strong brand awareness and image among consumers. In addition, we believe our market position facilitates both retailer and consumer acceptance of new product introductions. Many of our products are positioned as “superior value” brands, which, compared to premium-priced alternatives, provide retailers and consumers with either more features and better performance at the same price or the same features and performance at a lower price. We believe our “superior value” positioning has enabled us to benefit from consumers’ increasing focus on value when making purchasing decisions.

Strong Financial Performance through the Economic Cycle.  We have continued to deliver Adjusted EBITDA growth through the recent economic cycle. Spectrum Brands, excluding pre-acquisition earnings as a result of the Merger, has grown Adjusted EBITDA from $272 million for the fiscal year 2007 to $310 million for the fiscal year 2009, which represents average annual growth of approximately 7%. This growth has continued since the Merger with Adjusted EBITDA of $432 million for the fiscal year 2010 and $440 million for the LTM period ended April 3, 2011. We believe this strong financial performance is primarily attributable to our continued emphasis on management of costs and “superior value” brand positioning of our consumer product offerings, notwithstanding a challenging retail marketplace that continues in the current quarter and is impacting our sales growth. Net income was $(597) million for fiscal 2007, $943 million for fiscal 2009, $(190) million for fiscal 2010 and $(181) million for the LTM period ended April 3, 2011.

Proven Ability to Develop New Products.  We believe we have a proven track record of launching innovative new products in the marketplace by leveraging our strong brand names and customer relationships. We plan to continue to drive further organic sales growth and pursue market share gains through continued investment in product innovations and core product initiatives.

Long-term Relationships with Key Retailers and Global Distribution Network.  We have well-established business relationships with many of the top global retailers, distributors and wholesalers, which have enabled us to expand our overall market penetration and promote sales. We believe that the acquisition of Russell Hobbs allowed us to further strengthen our relationships with our existing customers. We have built and maintained strong retailer relationships with important mass merchandisers, home centers and pet superstores such as Wal-Mart Stores, Inc. (“Wal-Mart”), Carrefour Group (“Carrefour”), The Home Depot, Inc. (“The Home Depot”), Lowe’s Companies, Inc. (“Lowe’s”), Target Corporation (“Target”), Boots Limited (“Boots”), Canadian Tire Corporation (“Canadian Tire”), PetSmart, Inc. (“PetSmart”) and PETCO Animal Supplies, Inc. (“PETCO”). We provide our customers with global sourcing, high quality and innovative products and attractive margins. Our distribution network is expansive, enabling us to sell into approximately 130 countries on six continents.

Low-cost and Efficient Supply Chain.  Through our combination of manufacturing and third-party sourcing, we believe we can reduce our costs and effectively manage production assets, thereby minimizing our capital investment and working capital requirements. We have an established global sourcing system for raw materials and product components for our product offerings, including an Asian sourcing organization located in Shenzhen, China, which is responsible for managing logistics and quality assurance for our products purchased from third party vendors. In addition, we continue to manufacture a significant portion of our products, allowing us to control the manufacturing technology and efficiently manage environmental regulations. Our manufacturing expertise, developed over 100 years, provides a significant barrier to entry for new entrants.

Experienced and Proven Management Team.  Our management team has substantial consumer products experience and a proven track record of operations success and brand management. On average, senior management has more than 20 years of experience at Spectrum Brands, VARTA and other branded consumer products companies, such as Newell-Rubbermaid Inc., H.J. Heinz Company, Schering-Plough Corporation, Brunswick Corporation, EAS and Wilson Sporting Goods Co. The management team has grown our business by developing and introducing new products, expanding our distribution channels, improving our operational efficiencies and making strategic acquisitions.

Growth Strategy

We are committed to generating attractive equity returns for our stockholders by growing our Adjusted EBITDA and using excess free cash flow to pay down debt. Our growth plan consists of: (i) generating revenue and cost synergies from the Merger; (ii) enhancing our leading market positions across our segments through new products and packaging, and by pursuing bolt-on acquisitions; and (iii) continuing to improve our operating efficiencies to improve productivity and increase our margins. These strategies are outlined in further detail below:

Benefit from Merger Synergies.  We are seeking to achieve cost saving synergies of $30 to $35 million during the 24 months following the Merger (compared to pre-Merger amounts; a portion of these have already been realized) by consolidating overlapping infrastructure in various regions, leveraging supplier relationships and enhancing combined purchasing power. Merger integration activities are progressing on schedule. We have recently completed the migration of Russell Hobbs onto our SAP Enterprise Resource Planning (“ERP”) platform in North America and are on track internationally. We have also consolidated numerous distribution facilities and sales offices. The cost savings from our ongoing Merger integration activities should significantly contribute to our growing profitability.

In addition to our cost saving synergies target, we believe that there are multiple opportunities to drive the growth of our brand portfolio through various cross-selling initiatives between Spectrum Brands’ and Russell Hobbs’ products. For example, we are leveraging our existing pet distribution capabilities to market the LitterMaid brand. We are also seeking to utilize the high awareness and distribution capabilities of our Home and Garden Business to market the Black & Decker ultrasonic pest repellent technology and migrate Remington’s strong brand awareness into Russell Hobbs’ home small appliance market.

We also intend to leverage our enhanced global network as a result of the Merger to expand the distribution of our products. For example, we plan to utilize Remington’s more extensive distribution network in Western and Eastern Europe to expand the Russell Hobbs kitchen appliance business, and conversely Russell Hobbs’ strong Latin American distribution footprint to expand our growing Remington presence as well. We believe that the Merger has also strengthened our existing relationships with customers such as Wal-Mart, The Home Depot, Lowe’s, Target, Carrefour, Boots, and Canadian Tire, and we are now able to serve these customers more efficiently. We also believe that we are well positioned to capitalize on the trend of global retail merchants who are continuing to consolidate their vendor base and focus on a reduced number of suppliers that can provide high-value products, efficiently and consistently fulfill logistical requirements, and provide comprehensive product support from design to point of sale and after-market customer service.

Focus on New Product Development and Packaging Innovation.  We intend to continue our strategy of increasing sales and improving profitability through the introduction of new products and packaging designs in each of our product categories. Our research and development strategy is focused on new product development, performance improvements of our existing products and cost reductions in, and enhancements of, our products and packaging. We plan to continue to use our strong brand names, established customer relationships and significant research and development efforts to introduce innovative products that offer enhanced value to consumers through new designs and improved functionality. We work closely with retailers and suppliers to identify consumer needs and preferences to generate new product ideas. This emphasis on new products and innovation often drives higher margins based on the uniqueness and desirability of our products in the marketplace.

Pursue Bolt-on Acquisitions to Further Enhance Scale.  Our acquisition strategy focuses on businesses or brands that will strengthen our current product offering or enable us to expand into complementary categories and geographic regions that drive scale in our operations and presence with key retailers. We believe that the fragmented nature of the consumer products market will continue to provide opportunities for growth through bolt-on acquisitions of complementary businesses. Our acquisition strategy will focus on businesses and brands with product offerings that can be marketed through our existing distribution channels or provide us with new distribution channels for our existing products, thereby increasing marketing and distribution efficiencies.

Utilize Strong Cash Flow Generation to Pay Down Debt.  We have historically generated substantial cash flow from operations, supported by strong margins and recurring and non-cyclical revenues. Many of our leading products are attractive to consumers due to their affordability and position as fundamental staples within many households. Our batteries, home and garden products and many of our pet supplies products are consumable in nature and exemplify these traits. Many of our other products, while not consumable in nature, are items that tend to be replaced on a relatively consistent basis, including many of our electric personal care products, portable lighting products and home appliance products. We expect our ability to generate substantial cash flow from operations, combined with our limited anticipated capital expenditure requirements, to enable us to rapidly pay down debt. We made voluntary prepayments of $50 million in November 2010, $20 million in December 2010 and $20 million in May 2011 on our original Term Loan of $750 million. Scheduled amortization accounted for an additional $2 million reduction.

Continue to Improve Operating Efficiencies.  We will continue to seek to improve our operational efficiencies with a company-wide goal of a five percent cost reduction annually and match manufacturing capacity and product costs to market demand. We have undertaken various initiatives to improve productivity and reduce operating costs, such as increasing manufacturing utilization by reducing the number of our facilities, outsourcing the production of certain of our products, and updating and centralizing certain packaging and distribution facilities, as well as reducing our headcount by more than 35% in recent years. We have successfully moved the Home and Garden Business headquarters from Atlanta, GA to St. Louis, MO to handle our broadened organization. In addition, we continue to seek opportunities to implement common manufacturing platforms across our product categories to drive cost improvements. For example, we are progressing with manufacturing platform rationalizations in appliances, personal care and pet products that are expected to result in significant incremental cost savings. We have also implemented significant SKU rationalization programs, pruning underperforming and unprofitable SKUs to enhance our overall profitability. All of the aforementioned actions have served to streamline our business and have helped drive Adjusted EBITDA growth.

Recent Developments

On April 21, 2011, Spectrum Brands, our principal operating subsidiary, completed an amendment of its existing $300 million Senior Secured, asset-based revolving credit facility (the “ABL Revolver”). The amended agreement provided for lower interest rates and extended maturity, indicative of improved credit market conditions as well as our strong performance and positive outlook. Changes to terms in the amendment to the existing ABL Revolver include the extension of the maturity date by 22 months to April 2016, reduced pricing, and the realignment of certain structural attributes consistent with current market conditions, which also provides us with additional overall operating flexibility. Assuming average annual utilization of cash draws and outstanding letters of credit under our ABL Revolver totaling approximately $80 million, the new pricing would reduce our annual cash interest and related administrative expense by approximately $2 million.

About the Selling Security Holder and the Secondary Offering

Harbinger Capital Partners Master Fund I, Ltd. (“HCP Master Fund”) is selling 5,495,489 shares in this offering, or 6,319,812 if the underwriters exercise their over-allotment option in full. In January 2011, HCP Master Fund and other affiliated investment funds contributed 27.8 million shares of our common stock (representing 54.3% of our outstanding common stock) to Harbinger Group Inc. (“HRG”) in exchange for shares of common stock of HRG. If the over-allotment is exercised in full, HCP Master Fund will have sold substantially all of its shares.

HRG is not a selling stockholder in this offering. HRG and our directors and executive officers have agreed with the underwriters to a 180-day and a 90-day lock up agreement, respectively, with the underwriters.

Corporate Information

We are a Delaware corporation, and the address of our principal executive office is 601 Rayovac Drive, Madison, Wisconsin 53711-2497. Our telephone number is (608) 275-3340. Our website address is www.spectrumbrands.com. Information contained on our website is not part of this prospectus.

The Offering

Common stock offered by the Company	1,000,000 shares, or 1,150,000 shares if the underwriters exercise their over-allotment option in full

Common stock offered by the Selling Stockholder	5,495,489, or 6,319,812 shares if the underwriters exercise their over-allotment option in full.

Common stock outstanding before this offering	As of July 8, 2011, 51,075,535 shares of our common stock were outstanding, excluding 1,578,136 unvested restricted stock units issued pursuant to our equity incentive plans.

Option to purchase additional shares of common stock	The underwriters have an option to purchase a maximum of 974,323 additional shares of our common stock from us and the Selling Stockholder to cover over-allotment of shares. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Use of proceeds	We expect to use the net proceeds of the sale of shares offered by us for general corporate purposes, which may include, among other things, working capital needs, the refinancing of existing indebtedness, the expansion of our business and acquisitions. We will not receive any proceeds from the sale of common stock by the Selling Stockholder.

Dividend policy	We have not historically paid dividends and we do not anticipate paying any dividends on our common stock in our 2011 fiscal year. See “Dividend Policy.”

NYSE symbol	“SPB”

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

Spectrum Brands Holdings, Inc., was created in connection with the combination of Spectrum Brands, Inc., a global branded consumer products company, and Russell Hobbs, Inc., a global branded small appliance company, to form a new combined company. The Merger was consummated on June 16, 2010. As a result of the Merger, both Spectrum Brands and Russell Hobbs are wholly-owned subsidiaries of SB Holdings and Russell Hobbs is a wholly-owned subsidiary of Spectrum Brands.

The following table sets forth our summary historical consolidated and combined financial information for the periods presented. The summary historical consolidated statement of operations data for the year ended September 30, 2008, the period from October 1, 2008 though August 30, 2009 (predecessor), the period from August 31, 2009 through September 30, 2009 (successor) and the year ended September 30, 2010 and the summary historical consolidated balance sheet data as of September 30, 2008, 2009 and 2010 have been derived from our audited consolidated financial statements incorporated by reference in this prospectus. The summary historical consolidated statement of operations and balance sheet data, as of and for the six month periods ended April 4, 2010 and April 3, 2011, has been derived from our unaudited condensed consolidated financial statements which include, in the opinion of our management, all adjustments, consisting of normal recurring adjustments, necessary to present fairly our results of operations and financial position for the period and date presented.

The financial information indicated may not be indicative of future performance. This financial information and other data should be read in conjunction with our respective audited and unaudited consolidated financial statements, including the notes thereto, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” References to “Successor Company” in our financial statements contained herein refer to Spectrum Brands after it emerged from Chapter 11 of the U.S. Bankruptcy Code (the “Bankruptcy Code”), and references to the “Predecessor Company” in our financial statements refer to Spectrum Brands prior to that time. References to the combined twelve months ended September 30, 2009 refer to the sum of the predecessor period of October 1, 2008 to August 30, 2009 and the successor period of August 31, 2009 to September 30, 2009. Due to the different accounting periods created in 2009, we believe that presenting our 2009 results on an arithmetically combined basis provides a more useful presentation.

				Successor
	Predecessor Company			Company	Successor Company
	Fiscal Year Ended		Period	Period
	September 30,		from	from
			October 1,	August 31,	Fiscal	Six	Six	LTM
			2008	2009	Year	Months	Months	Period
			through	through	Ended	Ended	Ended	Ended
			August 30,	September 30,	September 30,	April 4,	April 3,	April 3,
	2007	2008	2009	2009	2010	2010	2011	2011(1)
	(In millions)

Statement of Operations Data(2):
Net sales	$2,333	$2,427	$2,011	$220	$2,567	$1,125	$1,555	$2,997
Cost of goods sold	1,425	1,490	1,246	155	1,638	727	998	1,909
Restructuring and related charges	31	16	13	0	7	4	3	6

Gross profit	877	920	752	64	921	394	555	1,082
Operating Expenses
Selling	510	506	363	39	467	215	271	522
General and administrative	162	189	145	21	199	86	119	233
Research and development	27	25	21	3	31	14	16	33
Acquisition and integration related charges	—	—	—	—	38	5	24	58
Restructuring and related charges	67	23	31	2	17	8	8	17
Goodwill and intangibles impairment(3)	363	861	34	—	—	—	—	—

Operating income
(loss)	(252)	(685)	157	0	169	65	116	221
Net (loss) income(4)(5)(6)	(597)	(932)	1,014	(71)	(190)	(79)	(70)	(181)

	Predecessor Company		Combined	Successor Company
			Twelve Months	Fiscal Year	Six Months
	Fiscal Year Ended		Ended	Ended	Ended	Six Months	LTM Period
	September 30,		September 30,	September 30,	April 4,	Ended	Ended
	2007	2008	2009	2010	2010	April 3, 2011	April 3, 2011(1)
	(In millions)

Other Data:
Capital expenditures(7)	$23	$19	$11	$40	$11	$19	$48
Depreciation and amortization (excluding amortization of debt issuance costs)(7)	77	85	67	117	53	66	131
Cash Flow Data:
Net cash provided by (used in)
Operating activities	$(33)	$(10)	$77	$57	$(81)	$(123)	$15
Investing activities	(23)	(6)	(20)	(43)	(11)	(23)	(55)
Financing activities	93	52	(65)	66	56	50	60
Balance Sheet Data (at period end):
Cash and cash equivalents	$70	$105	$98	$171	$55	$73	$73
Working capital(8)	370	372	324	537	304	591	591
Total assets	3,211	2,248	3,021	3,874	2,901	3,801	3,801
Total debt	2,460	2,523	1,584	1,744	1,627	1,825	1,825
Supplemental Financial Information:
Pro forma net sales(9)	$2,333	$2,427	$3,006	$3,111	$1,531	$1,555	$3,135
Adjusted EBITDA(10)	272	297	391	432	208	216	440

(1)	The LTM period ended April 3, 2011 is derived from the financial results of the fiscal year ended September 30, 2010, subtracting the financial results for the six months ended April 4, 2010 and adding the financial results for the six months ended April 3, 2011.

(2)	On November 5, 2008, our Board of Directors committed to the shutdown of the growing products portion of the Home and Garden Business, which includes the manufacturing and marketing of fertilizers, enriched soils, mulch and grass seed, following an evaluation of the historical lack of profitability and the projected input costs and significant working capital demands for the growing products portion of the Home and Garden Business during fiscal 2009. During the second quarter of our 2009 fiscal year, we completed the shutdown of the growing products portion of the Home and Garden Business and, accordingly, began reporting the results of operations of the growing products portion of the Home and Garden Business as discontinued operations. As of October 1, 2005, we began reporting the results of operations of the Nu-Gro Pro and Tech division of the Home and Garden Business as discontinued operations. We also began reporting the results of operations of the Canadian division of the Home and Garden Business as discontinued operations as of October 1, 2006, which business was sold on November 1, 2007. Therefore, the presentation of all historical continuing operations has been changed to exclude the growing products portion of the Home and Garden Business, the Nu-Gro Pro and Tech and the Canadian divisions of the Home and Garden Business but to include the remaining control products portion of the Home and Garden Business.

(3)	During our 2010, 2009, 2008 and 2007 fiscal years, pursuant to the Financial Accounting Standards Board (“FASB”) Codification Topic 350: “Intangibles-Goodwill and Other,” formerly SFAS No. 142, “Goodwill and Other Intangible Assets,” we conducted our annual impairment testing of goodwill and indefinite-lived intangible assets. As a result of these analyses’ we recorded non-cash pretax impairment charges of approximately $34 million, $861 million and $363 million in the eleven month period ended August 30, 2009 and in our 2008 and 2007 fiscal years, respectively. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Valuation of Assets and Asset Impairment” as well as Note 3(i), Significant Accounting Policies and Practices — Intangible Assets, beginning on page 51 and 77, respectively, in our current report on Form 8-K filed with the SEC on February 25, 2011 incorporated by reference herein.

(4)	For our 2010 fiscal year, income tax expense of $63 million includes a non-cash charge of approximately $92 million which increased the valuation allowance against certain net deferred tax assets.

(5)	Included in the one month period for the Successor Company is a non-cash tax charge of $58 million related to the residual U.S. and foreign taxes on approximately $166 million of actual and deemed distributions of foreign earnings. The eleven month period ended August 30, 2009 income tax expense includes a non-cash adjustment of approximately $52 million which reduced the valuation allowance against certain deferred tax assets.

The eleven month period for the Predecessor Company includes a reorganization gain of $1,143 million and a non-cash charge of $104 million related to the tax effects of the fresh-start adjustments. In addition, the eleven month period for the Predecessor Company includes the tax effect on the gain on the cancellation of debt from the extinguishment of the senior subordinated notes as well as the modification of the senior term credit facility resulting in approximately $124 million reduction in the U.S. net deferred tax asset exclusive of indefinite lived intangibles. Due to our full valuation allowance position as of August 30, 2009 on the U.S. net deferred tax asset exclusive of indefinite lived intangibles, the tax effect of the gain on the cancellation of debt and the modification of a prior senior term loan is offset by a corresponding adjustment to the valuation allowance of $124 million. The tax effect of the fresh-start adjustments, the gain on the cancellation of debt and the modification of the Old Senior Term Credit Facility, net of corresponding adjustments to the valuation allowance, are netted against reorganization items.

(6)	For our 2008 fiscal year, income tax benefit of $10 million includes a non-cash charge of approximately $222 million which increased the valuation allowance against certain net deferred tax assets. For our 2007 fiscal year, income tax expense of $56 million includes a non-cash charge of approximately $180 million which increased the valuation allowance against certain net deferred tax assets.

(7)	Amounts reflect the results of continuing operations only.

(8)	Working capital is defined as current assets less current liabilities.

(9)	The following table reconciles pro forma net sales, which includes pre-acquisition Russell Hobbs net sales as of October 1, 2008, to our net sales, as reported:

			Combined	Successor Company
	Predecessor Company		Twelve Months	Fiscal Year	Six Months
	Fiscal Year Ended		Ended	Ended	Ended	Six Months	LTM Period
	September 30,		September 30,	September 30,	April 4,	Ended	Ended
	2007	2008	2009	2010	2010	April 3, 2011	April 3, 2011
	(In millions)

Net sales, as reported	$2,333	$2,427	$2,231	$2,567	$1,125	$1,555	$2,997
Pre-acquisition sales	—	—	775	544	406	—	138

Pro forma net sales	$2,333	$2,427	3,006	3,111	1,531	1,555	3,135

	LTM Period Ended April 3, 2011
	Global Batteries &	Global Pet	Home & Garden	Consolidated
	Appliances	Supplies	Business	Spectrum
	(In millions)

Net sales, as reported	$2,084	$557	$356	$2,997
Pre-acquisition sales	127	8	3	138

Pro forma net sales	$2,211	565	359	3,135

(10)	EBITDA represents net income (loss) before net interest expense, income tax expense, depreciation, and amortization (excluding amortization of debt issuance costs). Adjusted EBITDA represents EBITDA adjusted to add back or deduct certain items that are unusual in nature or not comparable from period to period. Management believes EBITDA and Adjusted EBITDA are useful in evaluating our business and also for a discussion of the analytical limitations of these measures.

The following table reconciles reported net loss (income) to EBITDA and Adjusted EBITDA for the periods shown:

			Combined	Successor Company
	Predecessor Company		Twelve Months	Fiscal Year	Six Months	Six Months	LTM Period
	Fiscal Year Ended		Ended	Ended	Ended	Ended	Ended
	September 30,		September 30,	September 30,	April 4,	April 3,	April 3,
	2007	2008	2009	2010	2010	2011	2011
	(In millions)

Net (loss) income	$(597)	$(932)	$943	$(190)	$(79)	$(70)	$(181)
Interest expense	256	229	190	277	98	126	305
Income tax expense (benefit)	56	(10)	74	63	33	60	90
Depreciation and amortization (excluding amortization of debt issuance costs)	77	85	67	117	53	66	131

EBITDA	$(208)	$(627)	$1,274	$268	$104	$182	$345

Pre-acquisition earnings(a)	—	—	81	66	51	—	15
Goodwill and Intangibles impairment	363	861	34	—	—	—	—
Restructuring and related charges	98	39	46	24	12	11	24
Acquisition and integration related charges	—	—	—	38	5	24	58
Loss from discontinued operations, net of tax	34	26	86	3	3	—	—
Brazilian IPI credit(b)	(9)	(12)	(6)	(5)	(5)	—	(1)
Reorganization items, net	—	—	(1,139)	4	4	—	(1)
Fresh-start inventory fair value adjustments	—	—	16	35	35	—	—
Other fair value adjustments	—	—	2	3	—	—	3
Accelerated depreciation and amortization(c)	(10)	(0)	(4)	(3)	(0)	(1)	(3)
Transaction costs	4	9	—	—	—	—	—

Adjusted EBITDA	$272	$297	$391	$432	$208	$216	440

(a)	Reflects pro forma earnings of Russell Hobbs as if the Merger was consummated on October 1, 2008.

(b)	Adjustment reflects expiring taxes and related estimated penalties, associated with our provision for presumed credits applied to the Brazilian excise tax on manufactured products, for which the examination period expired.

(c)	Adjustment reflects accelerated amortization and or depreciation associated with restructuring initiatives. As this amount is included within restructuring and related charges, the adjustment negates the impact of reflecting the add back of depreciation and/or amortization twice.

The following table reconciles net income by business segment to EBITDA and Adjusted EBITDA for the LTM period ended April 3, 2011:

	Global		Home &
LTM Period Ended	Batteries &	Global Pet	Garden		Unallocated	Consolidated
April 3, 2011 (a)	Appliances	Supplies	Business	Corporate	Items (b)	Spectrum
	(In millions)

Net (loss) income	$183	$60	$56	$(85)	$(395)	$(181)
Interest expense	—	—	—	—	305	305
Income tax expense (benefit)	—	—	—	—	90	90
Depreciation and amortization (excluding amortization of debt issuance costs)	67	25	14	25	—	131

EBITDA	$250	$85	$70	$(60)	—	$345

Pre-acquisition earnings(c)	13	2	—	—	—	15
Restructuring and related charges	4	10	2	8	—	24
Acquisition and integration related charges	34	1	—	23	—	58
Other fair value adjustments	2	1	—	—	—	3
Accelerated depreciation and amortization(d)	—	—	(1)	(2)	—	(3)
Other(e)	(1)	—	—	(1)	—	(2)

Adjusted EBITDA	$302	$99	$71	$(32)	—	$440

(a)	The LTM period ended April 3, 2011 is derived from the financial results of the fiscal year ended September 30, 2010, subtracting the financial results for the six months ended April 4, 2010 and adding the financial results for the six months ended April 3, 2011.

(b)	It is our policy to record income tax expense and interest expense on a consolidated basis. Accordingly, such amounts are not reflected in the operating results of the operating segments.

(c)	Reflects pro forma earnings of Russell Hobbs as if the Merger was consummated prior to the LTM period ended April 3, 2011.

(d)	Adjustment reflects accelerated amortization and/or depreciation associated with restructuring initiatives. As this amount is included within restructuring and related charges, the adjustment negates the impact of reflecting the add back of depreciation and / or amortization twice.

(e)	Represents Brazilian IPI credit and Reorganization items, net.

RISK FACTORS

An investment in our common stock involves risks. Before deciding whether to purchase our common stock, you should consider the risks disclosed under “Risk Factors” in the documents incorporated by reference. While we believe that these risks are the most important for you to consider, you should read this prospectus and the documents incorporated by reference carefully, including our financial statements, the notes to our financial statements and management’s discussion and analysis of our financial condition and results of operations, which are included in our periodic reports and incorporated into this prospectus by reference.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made or incorporated by reference in this prospectus statements that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, include projections of our future financial performance, our anticipated growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including those factors discussed under the caption entitled “Risk Factors” in the documents incorporated by reference.

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. We are under no duty to update any of these forward-looking statements after the date of this prospectus to conform our prior statements to actual results or revised expectations.

USE OF PROCEEDS

We expect to use the net proceeds from the sale of shares offered by us for general corporate purposes, which may include, among other things, working capital needs, the refinancing of existing indebtedness, the expansion of our business and acquisitions.

We will not receive any proceeds from shares sold by the Selling Stockholder.

DIVIDEND POLICY

Spectrum Brands did not declare or pay any cash dividends on its shares of common stock at any time since it commenced public trading in 1997 through its delisting in connection with the Merger on June 16, 2010, and we did not declare or pay cash dividends on our common stock at any time since our shares of common stock commenced public trading on June 16, 2010. While we continue to evaluate the potential payment of dividends, we do not currently anticipate paying cash dividends on our common stock in our 2011 fiscal year. We currently intend to retain any future earnings for reinvestment in our business or use such future earnings to pay down our outstanding indebtedness. In addition, the terms of our outstanding indebtedness restrict our ability to pay dividends to our stockholders. Any future determination to pay cash dividends will be at the discretion of our Board of Directors and will be dependent upon our financial condition, results of operations, capital requirements, contractual restrictions and such other factors as our Board of Directors deems relevant.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

The following unaudited pro forma condensed combined statement of operations for the year ended September 30, 2010 gives effect to the Merger that was completed on June 16, 2010. The unaudited pro forma condensed combined statement of operations shown below reflects historical financial information and has been prepared on the basis that the merger transaction is accounted for under Accounting Standards Codification Topic 805: Business Combinations (“ASC 805”). For accounting purposes, Spectrum Brands, our wholly owned subsidiary, has been treated as the acquirer in the merger transaction. The transaction between Spectrum Brands and Russell Hobbs was accounted for using the acquisition method of accounting. Accordingly, the consideration transferred in the transaction with Russell Hobbs, that is, the assets acquired and liabilities assumed, were measured at their respective fair values with any excess reflected as goodwill. The unaudited pro forma condensed combined statement of operations reflect that, as a result of a number of related transactions that were completed simultaneously following the Merger, Russell Hobbs became a wholly owned subsidiary of Spectrum Brands and SB Holdings became the parent of the newly merged entity.

The following unaudited pro forma condensed combined statements of operations for the year ended September 30, 2010 are presented on a basis to reflect the merger related transactions as if they had occurred on October 1, 2009. Because of different fiscal year ends, and in order to present results for comparable periods, the unaudited pro forma condensed combined statement of operations for the year ended September 30, 2010 combines SB Holdings historical consolidated statement of operations data for year ended September 30, 2010 with Russell Hobbs’ historical consolidated statement of operations data for the nine month period ended March 31, 2010, the last quarter end reported by Russell Hobbs prior to the Merger. Russell Hobbs is included within the historical results of SB Holdings from June 16, 2010 through September 30, 2010. The results of Russell Hobbs from June 16, 2010 through July 4, 2010 (SB Holdings third fiscal quarter ended July 4, 2010) have been excluded in order to derive pro forma results for the year ended September 30, 2010. See Note 1 to the Unaudited Pro Forma Condensed Combined Financial Statements for additional information. The unaudited pro forma condensed statement of operations for the year ended September 30, 2010 also excludes the water products operating segment of Russell Hobbs as the assets, liabilities, equity and operations of this segment were not included in the Merger. Pro forma adjustments are made in order to reflect the potential effect of the transaction on the unaudited pro forma condensed combined statement of operations for the year ended September 30, 2010.

The unaudited pro forma condensed combined statement of operations should be read in conjunction with the accompanying notes to unaudited pro forma condensed combined statement of operations. The unaudited pro forma condensed combined statement of operations and the related notes included herein were based on, and should be read in conjunction with:

•	SB Holdings historical audited consolidated financial statements and the notes thereto included in its Current Report on Form 8-K filed with the SEC on February 25, 2011 which was filed to recast SB Holdings audited consolidated financial statements that were initially filed with the SEC on December 14, 2010 in SB Holdings Annual Report on Form 10-K for the fiscal year ended September 30, 2010, and are incorporated by reference in this prospectus;

•	SB Holdings historical unaudited condensed consolidated financial statements and notes thereto included in its Quarterly Report on Form 10-Q for the three and six month periods ended April 3, 2011, incorporated by reference in this prospectus;

•	Russell Hobbs’ historical audited consolidated financial statements for the fiscal year ended June 30, 2009 and notes thereto included elsewhere in this prospectus; and

•	Russell Hobbs’ historical unaudited condensed consolidated financial statements for the nine month period ended March 31, 2010 and notes thereto included elsewhere in this prospectus.

Spectrum and Russell Hobbs’ historical consolidated financial information has been adjusted in the unaudited pro forma condensed combined statement of operations to give effect to pro forma events that are (1) directly attributable to the merger transactions; (2) factually supportable; and (3) with respect to the unaudited pro forma statement of operations, have a continuing impact on the combined results. The unaudited pro forma condensed combined statement of operations does not reflect any revenue enhancements, cost savings from operating efficiencies, synergies or other restructurings, or the costs and related liabilities that were or will be incurred to achieve such revenue enhancements, cost savings from operating efficiencies, synergies or restructurings, which resulted from the merger.

The latest interim period for SB Holdings is its second quarter results for the three and six month periods ended April 3, 2011. The results of Russell Hobbs are included in the three and six month period ended April 3, 2011, therefore a pro forma presentation of the latest interim statement of operations is not deemed necessary. Furthermore, the Merger is reflected in SB Holdings most recent condensed consolidated statement of financial position as of April 3, 2011, therefore a pro forma presentation of the latest condensed consolidated balance sheet is also not deemed necessary.

The pro forma adjustments are based upon available information and assumptions that the managements of Spectrum believe reasonably reflect the merger. The unaudited pro forma condensed combined statement of operations is provided for illustrative purposes only and does not purport to represent what the actual consolidated results of operations or the consolidated financial position of SB Holdings would have been had the merger occurred on the dates assumed, nor are they necessarily indicative of future consolidated results of operations or the financial position of SB Holdings.

Spectrum Brands Holdings, Inc.

Unaudited Pro Forma Condensed Combined Statement of Operations
For the year ended September 30, 2010

			Elimination
			of Russell
			Hobbs
			Duplicate
			Financial	Water	Pro Forma
	SB Holdings	Russell Hobbs	Information	Products(4a)	Adjustments	Note		Pro Forma
	Year Ended	9 Months Ended
	Sept. 30, 2010	March 31, 2010
	(In thousands, except per share amounts)

Net sales	$2,567,011	$617,607	$(35,755)	$(326)	$—			$3,148,537
Cost of goods sold	1,638,451	422,729	(23,839)	(77)	(2,164)	(4b	)	2,035,100
Restructuring and related charges	7,150	—	—	—	—			7,150

Gross profit	921,410	194,878	(11,916)	(249)	2,164			1,106,287
Selling	466,813	88,885	(5,962)	(1,346)	—			548,390
General and administrative	199,386	36,019	(4,640)	—	15,007	(4c	)(4d)	245,772
Research and development	31,013	6,513	(659)	—	—			36,867
Acquisition and integrated related charges	38,452	—	—		(34,675)	(4e	)	3,777
Restructuring and related charges	16,968	4,361	—	—	—			21,329

Total operating expenses	752,632	135,778	(11,261)	(1,346)	(19,668)			856,135

Operating income	168,778	59,100	(655)	1,097	21,832			250,152
Interest expense	277,015	24,112	(3,866)	—	(114,323)	(4f	)	182,938
Other expense (income), net	12,300	5,702	923	—	—			18,925

(Loss) income from continuing operations before reorganization items and income taxes	(120,537)	29,286	2,288	1,097	136,155			48,289
Reorganization items expense (income), net	3,646	—	—	—	—			3,646

(Loss) income from continuing operations before income taxes	(124,183)	29,286	2,288	1,097	136,155			44,643
Income tax expense (benefit)	63,189	11,375	(214)	—	—	(4g	)	74,350

(Loss) income from continuing operations	$(187,372)	$17,911	$2,502	$1,097	$136,155			$(29,707)
Basic net (loss) income per common share:
(Loss) income from continuing operations	$(5.20)							$(0.58)
Weighted average of common stock outstanding	36,000	739,013			(723,680)	(4h	)	51,333
Diluted net (loss) income per common share:
(Loss) income from continuing operations	$(5.20)							$(0.58)
Weighted average of common stock and equivalents outstanding	36,000	739,013			(723,680)	(4h	)	51,333

Spectrum Brands Holdings, Inc.

Notes to Unaudited Pro Forma Consolidated Statement of Operations
For the Year ended September 30, 2010
(in thousands, except per share amounts)

(1)	Conforming Interim Periods

SB Holdings fiscal year end is September 30 while Russell Hobbs’ fiscal year end was June 30. Russell Hobbs’ last stand-alone interim period is its third quarter of its fiscal year 2010, which included its results for the nine month period ended March 31, 2010. Because of different fiscal year ends, and in order to present results for comparable periods, the unaudited pro forma condensed combined statement of operations data for the year ended September 30, 2010 combines SB Holdings historical consolidated statement of operations data for year ended September 30, 2010 with Russell Hobbs’ historical consolidated statement of operations for the nine month period ended March 31, 2010, the last quarter end reported by Russell Hobbs prior to the Merger. Results of Russell Hobbs are included within the SB Holdings results from June 16, 2010 through September 30, 2010. This includes the entire SB Holdings fourth fiscal period from July 5, 2010 through September 30, 2010. Accordingly, to derive comparative full year pro forma information, the results of Russell Hobbs from June 16, 2010 through the end of the SB Holdings third fiscal quarter, which ended July 4, 2010, have been excluded.

(2)	Basis of Presentation

The unaudited pro forma condensed combined statement of operations has been prepared using the historical consolidated financial statements of Spectrum Brands and Russell Hobbs as described in Note 1, with the merger transaction accounted for using the acquisition method of accounting in accordance with ASC 805 “Business Combinations”. The acquisition method requires all of the following steps:

a. Identifying the acquirer

b. Determining the acquisition date

c. Recognizing and measuring the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree.

d. Recognizing and measuring goodwill or a gain from a bargain purchase.

For purposes of the unaudited pro forma condensed combined statement of operations, Spectrum Brands was identified as the acquirer and Russell Hobbs has been treated as the acquiree in the merger. Spectrum Brands’ fiscal year end was September 30 while Russell Hobbs’ fiscal year end was June 30. SB Holdings adopted Spectrum Brands’ fiscal year end of September 30.

(3)	Significant Accounting policies

The unaudited pro forma condensed combined statement of operations of SB Holdings does not assume any differences in accounting policies between Spectrum and Russell Hobbs. SB Holdings has reviewed the accounting policies of Russell Hobbs to ensure conformity of such accounting policies to those of Spectrum.

(4)	Pro Forma Reclassifications and Adjustments for the Transaction

(a) Represents the exclusion of the historical results of the water products operating segment of Russell Hobbs as the assets, liabilities, equity and operations of this segment were not included in the merger transaction.

(b) Spectrum Brands Holdings increased Russell Hobbs’ inventory by $2,504, to estimated fair value, upon completion of the Merger. Cost of sales increased by this amount during the first inventory turn subsequent to the completion of the Merger. Of this amount, $340 was recorded in the three-month period ended July 4, 2010 and has been eliminated as part of the “Elimination of duplicate financial information”

adjustments. The remaining $2,164 was recorded in the three-month period ended September 30, 2010, which amount has been eliminated as a pro forma adjustment related to the Merger. These costs have been excluded from the unaudited pro forma condensed combined statement of operations as they are considered non-recurring.

(c) Adjustment reflects increased equity award amortization of $4,577 to reflect the cost of awards issued to Russell Hobbs employees at fair value for future service requirements.

(d) Adjustment reflects increased amortization expense associated with the fair value adjustment of Russell Hobbs’ amortizing intangible assets of $10,430.

(e) Adjustment reflects the elimination of professional expenses of $34,675 related to the merger transaction. See Note 5 Transaction costs for further details.

(f) The Merger included substantial changes to SB Holdings debt structure. These changes resulted in adjustments that decreased interest expense by $114,323 The adjustment consists of the following:

	Assumed	Pro Forma
	Interest Rate	Interest Expense

$750,000 Term loan	8.1%	$60,750
$750,000 Senior secured notes	9.5%	71,250
$231,161 Senior subordinated notes	12.0%	27,739
ABL revolving credit facility	6.0%	2,110
Foreign debt, other obligations and capitalized leases	—	8,832
Amortization of debt issuance costs and discounts	—	12,257

Total Pro forma interest expense		182,938
Less: elimination of historical interest expense		297,261

Pro forma adjustment		$(114,323)

An assumed increase or decrease of 1/8 percent in the interest rate assumed above with respect to the $750,000 term loan and the ABL revolving credit facility (with an assumed $22,000 average principal balance outstanding), which have variable interest rates, would impact total pro forma interest expense by $965 for the year ended September 30, 2010.

(g) As a result of Spectrum’s and Russell Hobbs’ existing income tax loss carry-forwards in the United States, for which full valuation allowances have been provided, no deferred income taxes have been established, and no income tax has been provided related to the pro forma adjustments related to the merger transaction.

(h) The 51,333 shares of SB Holdings common stock issued as a result of the merger includes the issuance of 30,629 shares to former shareholders of Spectrum, 5,254 shares related to the conversion of an outstanding term loan and 15,450 shares related to former Russell Hobbs’ shares. Based on the terms and conditions of the restricted stock agreements of Spectrum and Russell Hobbs, it has been assumed that all restricted stock is fully vested and included in both basic and diluted shares for the year ended September 30, 2010.

Net income per common share for the year ended September 30, 2010 is calculated based upon the following number of shares:

Basic	51,333
Effect of restricted stock	—

Diluted	51,333

(5)	Transaction Costs

Professional expenses related to the merger transaction approximated $28,500 through April 3, 2011. These costs include fees for legal, accounting, financial advisory, due diligence, tax, valuation, printing and other various services necessary to complete this transaction. In accordance with ASC 805, these fees are expensed as incurred. Spectrum’s financial results for the year period ended September 30, 2010 include $38,452 of acquisition and integration related charges related to the merger transaction, which consisted of the following:

Legal and professional fees	$24,962
Employee termination charges	9,713

Pro forma adjustment	34,675
Integration costs	3,777

Total Acquisition and integration related charges	$38,452

The legal and professional fees and employee termination charges have been excluded from the pro forma condensed combined statement of operations as these amounts are considered non-recurring. See Note 4(e) for the pro forma adjustment.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock as of April 3, 2011 and the anticipated beneficial ownership of our common stock following this offering by:

•	each person who is known by us to beneficially own more than 5% of the outstanding shares of our common stock (each, a “5% Stockholder”), including the Selling Stockholder;

•	our named executive officers;

•	each of our directors; and

•	all directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (the “SEC”). Determinations as to the identity of 5% Stockholders is based upon filings with the SEC and other publicly available information. Except as otherwise indicated, we believe, based on the information furnished or otherwise available to us, that each person or entity named in the table has sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them, subject to applicable community property laws. The percentage of beneficial ownership set forth below is based upon 51,075,535 shares of our common stock issued and outstanding as of the close of business on July 8, 2011 and assumes no exercise of the over-allotment option. In computing the number of shares of our common stock beneficially owned by a person and the percentage ownership of that person, shares of our common stock that are subject to restricted stock units held by that person that are currently expected to vest within 60 days of July 8, 2011, are deemed outstanding. These shares are not, however, deemed outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise noted below, the address of each beneficial owner listed in the table is c/o Spectrum Brands Holdings, Inc., 601 Rayovac Drive, Madison, Wisconsin 53711.

	Shares Beneficially Owned			Shares Beneficially Owned
	Before this Offering			After this Offering
	Number of		Shares	Number of
	Shares	Percentage	Offered	Shares	Percentage

Name and Address of Beneficial Owner
Harbinger Group Inc.(1)	27,756,905	54.3%	—	27,756,905	53.3%
450 Park Avenue, 27th Floor
New York, NY 10022
Harbinger Capital Partners Master Fund I, Ltd.(2)	6,398,912	12.5%	5,495,489	903,423	1.7%
c/o International Fund Services (Ireland) Limited
78 Sir John Rogerson’s Quay Dublin 2, Ireland
Harbinger Capital Partners Special Situations Fund, L.P.(2)	101,089	*	—	101,089	*
450 Park Avenue, 30th Floor
New York, NY 10022
D. E. Shaw Laminar Portfolios, L.L.C.(3)	3,012,766	5.9%	—	3,012,766	5.8%
120 W. 45th Street, Tower 45, 39th Floor
New York, NY 10036
FMR LLC(4)	5,619,452	11.0%	—	5,619,452	10.8%
82 Devonshire Street
Boston, MA 02109

	Shares Beneficially Owned			Shares Beneficially Owned
	Before this Offering			After this Offering
	Number of		Shares	Number of
	Shares	Percentage	Offered	Shares	Percentage

Directors and Named Executive Officers
David R. Lumley(5)	116,192	*	—	116,192	*
Anthony L. Genito(6)	97,650	*	—	97,650	*
John A. Heil(7)	98,387	*	—	98,387	*
Terry L. Polistina(8)	114,756	*	—	114,756	*
Kenneth C. Ambrecht(9)	5,538	*	—	5,538	*
Eugene I. Davis(9)	5,538	*	—	5,538	*
Virginia A. Kamsky(9)	2,521	*	—	2,521	*
Marc S. Kirschner(9)	7,538	*	—	7,538	*
Norman S. Matthews(9)	17,538	*	—	17,538	*
David M. Maura(1)	15,000	*	—	15,000	*
Omar Asali	—	*	—	—	*
Hugh R. Rovit(9)	5,538	*	—	5,538	*
All current directors and named executive officers of SB Holdings as a group (12 persons)	486,196	*	—	486,196	*

*	Indicates less than 1% of the total number of outstanding shares of our common stock.

(1)	Based on information set forth in a Schedule 13D that was filed with the SEC on January 11, 2011 by Harbinger Group Inc. (“HRG”). The Selling Stockholder, Harbinger Capital Partners Special Situations Fund, L.P. (the “Special Fund”) and Global Opportunities Breakaway Ltd. (the “Breakaway Fund”) (together, the “Harbinger Parties”) own approximately 93.3% of the outstanding shares of common stock of HRG (not including shares issuable upon conversion of the Series A Convertible Preferred Stock). As a result of their ownership interest in HRG and certain other arrangements among the Harbinger Parties and HRG, the Harbinger Reporting Persons (as defined below) and HRG may be deemed to be members of a “group” for purposes of the Exchange Act, and the Harbinger Reporting Persons may be deemed to beneficially own the shares of our common stock directly owned by HRG. Each Harbinger Reporting Person specifically disclaims beneficial ownership in the shares of our common stock owned by HRG except to the extent it or he actually exercises voting or dispositive power with respect to such common stock.

(2)	Based on information set forth in a Schedule 13D that was filed with the SEC on June 28, 2010, as amended by Amendment No. 1 to the Schedule 13D that was filed with the SEC on July 22, 2010, Amendment No. 2 to the Schedule 13D that was filed with the SEC on August 17, 2010, Amendment No. 3 to the Schedule 13D that was filed with the SEC on September 15, 2010, Amendment No. 4 to the Schedule 13D that was filed with the SEC on January 11, 2011 and Amendment No. 5 to the Schedule 13D that was filed with the SEC on May 16, 2011, in each case by the Selling Stockholder; Harbinger Capital Partners LLC (“Harbinger LLC”), the investment manager of the Master Fund; the Special Fund; Harbinger Capital Partners Special Situations GP, LLC (“HCPSS”), the general partner of the Special Fund; Breakaway Fund; Harbinger Capital Partners II LP (“HCP II”), the investment manager of the Breakaway Fund; Harbinger Capital Partners II GP LLC (“HCP II GP”), the general partner of HCP II; Harbinger Holdings, LLC (“Harbinger Holdings”), the managing member of Harbinger LLC and HCPSS; and Philip Falcone, the managing member of HCP II GP and Harbinger Holdings and the portfolio manager of the Harbinger Parties (each of the Master Fund, Harbinger LLC, Special Fund, HCPSS, Breakaway Fund, HCP II, HCP II GP, Harbinger Holdings and Philip Falcone may be referred to herein as a “Reporting Person” and collectively may be referred to as “Harbinger Reporting Persons”). As of the date of the filing of Amendment No. 5 to the Schedule 13D, the Harbinger Reporting Persons may be deemed to be the beneficial owner of 6,500,001 shares of our common stock, constituting 12.5% of our outstanding common stock. Each of the Harbinger Reporting Persons specifically disclaims beneficial ownership in the shares of our common stock except to the extent he or it actually exercises voting or dispositive power with respect to such shares.

David M. Maura is the direct beneficial owner of 15,000 shares of our common stock, constituting less than 1% of our common stock outstanding. As a result of Mr. Maura’s employment with affiliates of the Selling Stockholder, Mr. Maura and the Harbinger Reporting Persons may be deemed to be members of a “group” for purposes of the Securities Exchange Act of 1934, as amended, and the owners of the shares of our common stock owned by each other. Mr. Maura and the Harbinger Reporting Persons specifically disclaim beneficial ownership in the shares of our common stock owned by each other.

(3)	Based on information set forth in a Schedule 13G that was filed with the SEC on June 28, 2010, as amended by Amendment No. 1 to the Schedule 13G that was filed with the SEC on February 14, 2011 by D. E. Shaw Laminar Portfolios, L.L.C. (“Shaw”), D.E. Shaw & Co., L.L.C., managing member to Shaw (“DESCO LLC”), D.E. Shaw & Co., L.P., investment adviser to Shaw (“DESCO LP”), and David E. Shaw (collectively with Shaw, DESCO LLC and DESCO LP, the “Shaw Reporting Persons”), the Shaw Reporting Persons beneficially own 3,012,766 shares of our common stock. The Shaw Reporting Persons have the sole power to vote and dispose of the shares of our common stock held by them and the shared power to vote and dispose of the shares of our common stock held by them. David E. Shaw does not own any of such shares directly and disclaims beneficial ownership of such shares

(4)	According to a Schedule 13G filed June 10, 2011: (i) Fidelity Management & Research Company (“Fidelity”), a wholly-owned subsidiary of FMR LLC, is the beneficial owner of 5,469,982 shares of our common stock as a result of Fidelity acting as investment advisor to various investment companies registered under Section 8 of the Investment Company Act of 1940 (the “Fidelity Funds”); (ii) Pyramis Global Advisors, LLC (“PGALLC”) is the beneficial owner of 130,436 shares of our common stock as a result of PGALLC serving as investment advisor to institutional accounts, non-U.S. mutual funds, or investment companies registered under Section 8 of the Investment Company Act of 1940; and (iii) Pyramis Global Advisors Trust Company (“PGATC”) is the beneficial owner of 19,040 shares of our common stock. Each of FMR LLC and Edward C. Johnson 3d, Chairman of FMR LLC, may be deemed to beneficially own the shares of our common stock beneficially owned by Fidelity, PGALLC and PGATC. Each of Edward C. Johnson 3d and FMR LLC, through its control of Fidelity and the Fidelity Funds, has the sole power to dispose of the 5,468,982 shares of our common stock owned by the Fidelity Funds. Each of Edward C. Johnson 3d and FMR LLC, through its control of PGALLC, has the sole power to vote or direct the vote of, and to dispose of, the 130,436 shares of our common stock owned by institutional accounts or funds advised by PGALLC. Each of Edward C. Johnson 3d and FMR LLC, through its control of PGATC, has the sole power to vote or direct the vote over 19,040 shares of our common stock and sole dispositive power over 19,040 shares of our common stock owned by institutional accounts managed by PGATC. Neither FMR LLC nor Edward C. Johnson 3d has the sole power to vote or direct the voting of the shares of our common stock owned directly by the Fidelity Funds. The address of each of these persons, other than PGALLC and PGATC, is 82 Devonshire Street, Boston, Massachusetts 02109. The address for PGALLC and PGATC is 900 Salem Street, Smithfield, Rhode Island 02917.

(5)	Includes 41,667 shares of restricted stock.

(6)	Includes 45,142 shares of restricted stock.

(7)	Includes 45,378 shares of restricted stock.

(8)	Includes 107,538 shares of restricted stock.

(9)	Includes 2,521 shares of restricted stock.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our Restated Certificate of Incorporation (our “Charter”) and our Amended and Restated By-laws (our “By-laws”, and together with our Charter, our “Organizational Documents”) and the applicable provisions of the General Corporation Law of the State of Delaware (“DGCL”). The following description may not contain all of the information that is important to you. To understand them fully, you should read our Organizational Documents and the applicable provisions of the DGCL in their entirety.

Authorized Capital Stock

Our Charter authorizes us to issue two classes of capital stock, designated as common stock and preferred stock. The total number of shares of all classes of capital stock that we are authorized to issue is 300,000,000, consisting of 200,000,000 shares of common stock, with a par value of $0.01 per share (“common stock”), and 100,000,000 shares of preferred stock, with a par value of $0.01 per share (“preferred stock”).

Common Stock

Dividend Rights

Subject to applicable law and the rights, if any, of the holders of outstanding preferred stock, if any, dividends may be declared and paid on our common stock at such times and in such amounts as the our Board of Directors may determine in its discretion.

Voting Rights

Except as may otherwise be provided our Charter, required by applicable law, or by a preferred stock designation, each holder of our common stock has the exclusive right to vote, and is entitled to one vote for each share of common stock held of record by such holder, on all matters on which stockholders generally are entitled to vote, including the election of directors to our Board of Directors.

Right to Receive Liquidation Distributions

In the event of our voluntary or involuntary dissolution, liquidation or winding up, subject to the rights, if any, of the holders of any outstanding series of preferred stock, the holders of our common stock will be entitled to receive, ratably in proportion to the number of shares held by them, the assets legally available for distribution to our stockholders after the payment of all our debts and other liabilities.

Preferred Stock

Our Board of Directors is authorized to issue our preferred stock in one or more series and to fix the number of shares to be included in any such series and the designation, relative powers, preferences, rights and qualifications, limitations or restrictions of such series. The authority of our Board of Directors with respect to each such series includes the determination of any or all of the following:

•	the number of shares of any series and the designation to distinguish the shares of such series from the shares of all other series;

•	the voting powers, if any, and whether such voting powers are full or limited in such series;

•	the redemption provisions, if any, applicable to such series, including the redemption price or prices to be paid;

•	whether dividends, if any, will be cumulative or noncumulative, the dividend rate of such series, and the dates and preferences of dividends on such series;

•	the rights of such series to the distribution of our assets in the event of a voluntary or involuntary dissolution, liquidation or winding up of our affairs;

•	the provisions, if any, pursuant to which the shares of such series are convertible into, or exchangeable for, shares of any other class or classes or of any other series of the same or any other class or classes of our capital stock, or any other security, or any other corporation or other entity, and the rates or other determinants of conversion or exchange applicable thereto;

•	the right, if any, to subscribe for or to purchase any of our securities or any other corporation or other entity;

•	the provisions, if any, of a sinking fund applicable to such series; and

•	any other relative, participating, optional or other special powers, preferences or rights and qualifications, limitations or restrictions thereof.

Registration Rights

In connection with the Merger, we entered into a Registration Rights Agreement, dated as February 9, 2010 (the “SB Holdings Registration Rights Agreement”), with the Harbinger Parties and Avenue International Master, L.P., Avenue Investments, L.P., Avenue Special Situations Fund IV, L.P., Avenue Special Situations Fund V, L.P. and Avenue-CDP Global Opportunities Fund, L.P. collectively, the “Avenue Parties”), pursuant to which the Harbinger Parties will, among other things and subject to the terms and conditions set forth therein, have certain demand and so-called “piggy back” registration rights with respect to their shares of our common stock. The shares of common stock owned by the Avenue Parties have ceased to be “registrable securities” under the terms of the Registration Rights Agreement. Effective January 7, 2011, HRG signed a joinder to the SB Holdings Registration Rights Agreement and became entitled to the rights and subject to the obligations under this agreement (each of HRG, the Harbinger Parties and the Avenue Parties, a “holder”).

Under the SB Holdings Registration Rights Agreement, the holders may demand that we register all or a portion of their common stock for sale, so long as the anticipated aggregate offering amount of the securities to be offered to the public (based on the average of the daily closing price of the securities for the 30 immediately preceding trading days) is (i) at least $30 million if registration is to be effected pursuant to a registration statement on Form S-1 or a similar “long-form” registration or (ii) at least $5 million if registration is to be effected pursuant to a registration statement on Form S-3 or a similar “short-form” registration. The Selling Stockholder is exercising its demand right in connection with this offering. HRG has determined not to participate in the offering.

Upon such demand registration request, we are obligated to file the relevant registration statement as promptly as reasonably practicable after the written request of the initiating holders and to use our reasonable best efforts to cause such shelf registration statement to be declared effective within 60 days (in the case of a long-form registration) or 45 days (in the case of a short-form registration) of the date on which we receive the relevant request, and to cause such shelf registration to remain effective thereafter. If so requested by the initiating holder of the majority of our common stock to be included in the relevant registration statement, we are required to use our reasonable best efforts to cause the offering to be made in the form of a firm commitment underwritten public offering. None of the holders is entitled to more than one short form registration in any six-month period or more than three long form registrations in general; provided, however, that two or more registration statements filed in response to one demand for long-form registration will be counted as one long-form registration.

If we become eligible to use a shelf registration statement on Form S-3 in connection with a secondary public offering of our equity securities (other than as a result of becoming a “well known seasoned issuer,” as discussed below), any holder may demand that we register their shares of common stock on Form S-3 on a delayed or continuous basis pursuant to Rule 415 promulgated under the Securities Act, so long as the anticipated aggregate market value of such shares is at least $25 million. Following the effectiveness of a shelf registration statement, upon request of any holder, we are obligated to use our reasonable best efforts to cause shares registered under the shelf registration to be offered in a firm commitment underwritten public offering, so long as the anticipated aggregate offering amount to the public is at least $10 million.

If we become a “well known seasoned issuer,” we are obligated, as soon as reasonably practicable, to register all of the common stock entitled to registration under the SB Holdings Registration Rights Agreement on a single “automatic shelf registration statement,” and use our reasonable best efforts to cause such automatic shelf registration statement to become effective within ten business days of becoming a well-known seasoned issuer, and to cause such automatic shelf registration statement to remain effective until there are no longer any registrable securities.

If any holder demands registration (or shelf registration) of their shares pursuant to the SB Holdings Registration Rights Agreement, the other holders are entitled to notice thereof and to have all or a portion of their shares of common stock included in the registration and offering. In addition, if we decide to register shares of our common stock for our own account or the account of another stockholder (other than the holders), subject to certain exceptions, the holders may require that we include all or a portion of their shares of our common stock in the registration, and to the extent the registration is in connection with an underwritten public offering, to have such shares included in the offering.

Pursuant to the terms of the SB Holdings Registration Rights Agreement, we have agreed that, during the period beginning on the effective date of a demand registration statement and ending on the date that is 120 days (or 90 days in the case of a shelf registration) after the date of the final prospectus relating to the offering, we will not sell, offer for sale or otherwise transfer shares of our common stock or any securities convertible into such shares of common stock, except for transfers pursuant to the demand registration. In addition, we have agreed to use our reasonable best efforts to cause our officers, directors and holders of greater than 1% of our common stock (or any securities convertible into such shares of common stock) (other than the Harbinger Parties and the Avenue Parties) to enter into similar lock-up agreements that contain restrictions that are no less restrictive than the restrictions applicable to us.

The rights of the holders to demand registration of their common stock will terminate (i) upon the sale of the relevant amount of our common stock pursuant to an effective registration statement or Rule 144 of the Securities Act (“Rule 144”), (ii) once the entire amount of our common stock held by the relevant holder may, in the opinion of counsel, be sold in a single sale without any limitation as to volume under Rule 144, (iii) once the relevant holder owns less than 1% of our outstanding common stock on a fully-diluted basis, (iv) if our common stock is proposed to be sold by a person not entitled to registration rights under the SB Holdings Registration Rights Agreement, or (v) once such common stock is no longer outstanding.

The foregoing description of the material terms of SB Holdings Registration Rights Agreement may not contain all of the information that is important to you. To understand it fully, you should read this agreement in its entirety.

Our Transfer Agent and Registrar

Mellon Investor Services LLC is the transfer agent and registrar for our common stock.

Stock Exchange Listing of Our Common Stock

Our common stock is listed on the New York Stock Exchange under the symbol “SPB.”

Other Provisions of Our Organizational Documents

Purchase Rights of Eligible Stockholders

Each stockholder who, together with its affiliates, holds 5% or more of our outstanding voting securities (an “eligible stockholder”) has the right to purchase such eligible stockholder’s pro rata share of all or any part of any “new securities” that we may issue from time to time. Affiliates of eligible stockholders to whom an eligible stockholder assigns its rights are also considered eligible stockholders, if they otherwise meet the aggregate ownership requirement.

The term “new securities” is defined to include: (i) any debt instruments issued by us or any of our subsidiaries to any eligible stockholder or any of our affiliates, (ii) our capital stock, whether now authorized or not, (iii) the equity securities of our subsidiaries, (iv) rights, options or warrants to purchase such capital stock, equity securities or debt instruments and (v) securities of any type whatsoever that are, or may become, convertible into, exercisable for or exchangeable into such capital stock, equity securities or debt instruments. The term “new securities” is defined to exclude securities issued or issuable: (a) to our officers, directors, employers or consultants (or persons who at the time of the grant were our officers, directors, employers or consultants) or officers, directors, employers or consultants of any of our subsidiaries pursuant to an equity incentive plan or stock purchase plan or agreement on terms approved by our Board of Directors, (b) in connection with a stock split (or reverse stock split), subdivision, conversion, recapitalization, reclassification, dividend or distribution in respect of our capital stock, (c) to the public pursuant to a registration statement or debt securities issuable pursuant to an offering made in reliance on Rule 144A under the Securities Act, (d) as consideration for our acquisition of another entity, (e) upon exercise of any convertible securities or in connection with payment-in-kind interest, (f) as any right, option or warrant to acquire any such securities so excluded and (g) any securities issued or issuable pursuant to the Agreement and Plan of Merger, dated as of February 9, 2010, as amended on March 1, 2010, March 26, 2010 and April 30, 2010, by and among SB Holdings, Russell Hobbs, Spectrum Brands, Battery Merger Corp., and Grill Merger Corp. (the “Merger Agreement”), the Harbinger Support Agreement (as defined in the Merger Agreement) or the Stockholder Agreement, dated as of February 9, 2010, by and among the Master Fund, the Special Fund, the Breakaway Fund, and SB/RH Holdings, Inc. (the “Stockholder Agreement”).

Corporate Opportunities

Our stockholders, their affiliates and directors elected or appointed to our Board of Directors by our stockholders: (i) may have participated, directly or indirectly, and may continue to participate in businesses that are similar to or compete with our business; (ii) may have interests in, participate with, aid and maintain seats on the Board of Directors of other such entities; and (iii) may develop opportunities for such entities. These individuals may encounter business opportunities in such capacities that we or our stockholders may desire to pursue. These individuals will have no obligation to us to present any such business opportunity to us before presenting and/or developing such opportunity with anyone else, other than any such opportunities specifically presented to any such stockholder or director for our benefit in his or her capacity as our stockholder or director. In any such case, to the extent a court might hold that the conduct of such activity is a breach of a duty to us, we have waived any and all claims and causes of action that we believe that we may have for such activities.

Restrictions on Affiliate Transactions

Under our Charter, subject to certain exceptions listed therein, we and certain of our subsidiaries are not permitted to engage in any transactions in excess of $1 million with any Significant Stockholder unless such transaction is approved by our Board of Directors in advance with “special approval.” “Special approval” means the approval or recommendation of a majority of the Special Nominating Committee, or, if the Special Nominating Committee ceases to exist, by a majority of the members of our Board of Directors who are disinterested with respect to the applicable transaction or matter.

Removal of Directors

At any time when our Board of Directors is not classified, our directors may not be removed from office without cause except with the affirmative vote of the holders of (i) a majority of our outstanding voting securities and (ii) a majority of our outstanding voting securities that are not held by Significant Stockholders.

Annual Meetings of Stockholders

Our By-laws require a stockholder proposing business at our annual meeting of stockholders to provide advance notice and submit certain information concerning the stockholder, certain beneficial owners of the related stock and their respective affiliates in connection with making such proposal.

Amendment of Our Organizational Documents

Pursuant to the DGCL, the approval of our Board of Directors and the holders of a majority of the voting power of our outstanding stock is required to amend our Charter. In addition, pursuant to the DGCL, the affirmative vote of the holders of the outstanding shares of a class of our stock, voting as a separate class, is required if the amendment would alter or change the powers, preferences or special rights of the class so as to affect them adversely.

Amendments of our Organizational Documents relating to (i) purchase rights of our stockholders, (ii) restrictions on Significant Stockholders engaging in “going-private” transactions, (iii) provisions related to conflicts of interests, (iv) the election and removal of directors, (v) reporting obligations to the SEC and (vi) actions to repeal or amend Article 6, Article 11, Article 12, Article 13, Article 14, Article 15 or Article 16 of our certificate of incorporation, will require the affirmative vote of a majority of our Board of Directors and a majority of the Special Nominating Committee or, if the Special Nominating Committee ceases to exist, such amendments will require the affirmative vote of a majority of our Board of Directors and a majority of the independent directors of our Board of Directors. In addition, certain amendments of our Organizational Documents relating to (i) the ability of our stockholders to call a special meeting of stockholders, (ii) the number and term of our directors, (iii) the nomination and election procedures for our directors, (iv) provisions relating to committees of our Board of Directors and (v) provisions relating to affiliate transactions and tag-along rights, will require the affirmative vote of a majority of our Board of Directors and a majority of the Special Nominating Committee or if the Special Nominating Committee ceases to exist, such amendments will require the affirmative vote of a majority of our Board of Directors and a majority of the independent directors of our Board of Directors.

Our Board of Directors has the power to make, alter, amend and repeal our By-laws and to make new by-laws; provided, that our stockholders may make additional by-laws and may alter and repeal any by-laws whether such by-laws were originally adopted by the stockholders or our Board of Directors.

Delaware Law Regulating Corporate Takeovers

The provisions of Section 203 of the DGCL regulate corporate takeovers by, in general, prohibiting a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, subject to certain exceptions. Our Charter contains a provision opting-out of Section 203 of the DGCL, and, accordingly, we are not subject to this provision.

Limitation of Liabilities and Indemnification

Section 145 of the DGCL provides that a corporation may indemnify directors and officers, as well as employees and agents, who was or is a party, or is threatened to be made a party to any third party proceeding by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or firm, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement, that are actually and reasonably incurred in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, known as a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such actions or suits, and the statute requires approval of the Delaware Court of Chancery or the court in which the action or suit was brought, upon application, before there can be any indemnification if the person seeking indemnification has been found liable to the corporation. The statute provides that it is not excluding other indemnification that may be granted by a corporation’s bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

Our Charter and By-laws each contain an indemnification provision that provides that we will indemnify and hold harmless, to the fullest extent permitted by applicable law, each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person, or a person of whom such person is the legal representative, is or was a director or officer of the Company or, while a director or officer of the Company, is or was serving our request as a director, officer, employee or agent of another entity or enterprise, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such person in connection therewith. Each Organizational Document also provides that we will pay the expenses incurred by such person in defending any such proceeding in advance of its final disposition, to the extent not prohibited by applicable law and, to the extent required by applicable law, we receive an undertaking to repay such amount advanced if it is ultimately determined that such person is not entitled to be indemnified. These rights are not exclusive of any other right that any person may have or acquire under any statute, provision of the Organizational Documents, agreement, vote of stockholders or disinterested directors or otherwise.

The Charter provides that, to the fullest extent permitted under the DGCL, none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. This provision is known as an exculpation provision. This exculpation provision is limited by Section 102(b)(7) of the DGCL, which prohibits the elimination or limitation of the personal liability of a director:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for payments of unlawful dividends or unlawful stock purchases or redemptions under Section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.

Each Organizational Document provides that any repeal or amendment of the indemnification or the exculpation provision by our stockholders or by changes in law, or the adoption of any other provision of the Organizational Documents inconsistent with the aforementioned provisions, will, unless otherwise required by law, be prospective only (except, with respect to the indemnification provision, such amendment or change permits us to provide broader rights retroactively), and will not in any way diminish or adversely affect any right or protection of a director of the Company existing at the time of such repeal or amendment or adoption of such inconsistent provision in respect of any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

In addition, we maintain liability insurance for our directors and officers and for the directors and officers of our majority-owned subsidiaries. This insurance provides for coverage, subject to certain exceptions, against loss from claims made against directors and officers in their capacity as such, including claims under the federal securities laws.

Merger Agreement Provisions Relating to Spectrum Brands and Russell Hobbs Directors and Officers

Under the terms of the Merger Agreement, we, Spectrum Brands and Russell Hobbs have agreed that all obligations of Spectrum Brands and Russell Hobbs to indemnify Spectrum Brands’ and Russell Hobbs’ current and former directors and officers under their respective organizational documents or indemnification contracts will survive the Merger and continue in full force and effect and will be assumed and performed by us, Spectrum Brands and Russell Hobbs after consummation of the Mergers. In addition, we have agreed that, upon our, Spectrum Brands’ or Russell Hobbs’ future merger or sale after the consummation of the mergers, we will make proper provision so that the successors and assigns of us, Spectrum Brands or Russell Hobbs, as applicable, assumes such indemnification obligations.

In addition, the Merger Agreement requires us to either maintain Spectrum Brands’ and Russell Hobbs’ current directors’ and officers’ liability insurance policies for a period of six years from the effective time of the Merger or obtain substitute policies or purchase a “tail” policy with a claims period of at least six years from the effective time of the Merger, in each case that provides coverage for events occurring on or before the effective time of Merger. The terms of the insurance policies will be no less favorable than Spectrum Brands’ and Russell Hobbs’ respective existing policies, unless the annual premiums of the policies would exceed 300% of the current policies’ premiums as of the date of the Merger Agreement, in which case the coverage will be the greatest amount of coverage available for a premium amount not exceeding 300% of such current premiums.

U.S. FEDERAL INCOME TAX CONSEQUENCES FOR NON-U.S. HOLDERS

In the opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP, our U.S. federal income tax counsel, the following is a discussion of the material U.S. federal income tax consequences to a Non-U.S. Holder, as defined below, of the acquisition, ownership and disposition of shares of our common stock purchased pursuant to this offering. This discussion is based on the Code, Treasury regulations promulgated under the Code (“Treasury Regulations”), administrative pronouncements or practices and judicial decisions, all as of the date hereof. Future legislative, judicial, or administrative modifications, revocations, or interpretations, which may or may not be retroactive, may result in U.S. federal income tax consequences significantly different from those discussed herein. This discussion is not binding on the U.S. Internal Revenue Service (the “IRS”). No ruling has been or will be sought or obtained from the IRS with respect to any of the U.S. federal tax consequences discussed herein. There can be no assurance that the IRS will not challenge any of the conclusions discussed herein or that a U.S. court will not sustain such a challenge.

The following discussion does not purport to be a full description of all U.S. federal income tax considerations that may be relevant to any Holder, as defined below, in light of such Holder’s particular circumstances and addresses only Holders who hold common stock as capital assets within the meaning of Section 1221 of the Code. This discussion does not address any (i) U.S. federal alternative minimum tax, (ii) U.S. federal estate, gift, or other non-income tax (except as set forth below) or (iii) any state, local, or non-U.S. tax consequences of the acquisition, ownership or disposition of our common stock.

As used herein, a “Holder” means a beneficial owner of our common stock. A “U.S. Holder” means a Holder that is (i) an individual citizen or resident alien of the United States, (ii) a corporation, or other entity taxable as a corporation for U.S. federal tax purposes, created in or organized under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust that (a) is subject to the primary supervision of a court within the United States and for which one or more U.S. persons have authority to control all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person. A “Non-U.S. Holder” means a Holder that is not a U.S. Holder and that is, for U.S. federal income tax purposes, an individual, corporation, estate or trust.

If a partnership or other entity classified as a partnership for U.S. federal income tax purposes (a “Partnership”) or an owner or partner in a Partnership is a beneficial owner, the U.S. federal income tax consequences will depend on the activities of such Partnership and the status of such owner or partner. A beneficial owner that is a Partnership or an owner or partner in a Partnership should consult its own tax advisor regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET FORTH BELOW IS FOR GENERAL INFORMATION ONLY AND IT IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY HOLDER OR PROSPECTIVE HOLDER OF SHARES AND NO OPINION OR REPRESENTATION WITH RESPECT TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES TO ANY SUCH HOLDER OR PROSPECTIVE HOLDER IS MADE. A HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE APPLICATION OF U.S. FEDERAL TAX LAWS TO ITS PARTICULAR CIRCUMSTANCES AND ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Distributions on Common Stock

As discussed under “Dividend Policy,” we do not anticipate making a distribution with respect to our common stock in the foreseeable future. If we make a distribution with respect to a Non-U.S. Holder’s common stock, however, then to the extent that such distribution is paid from our current and accumulated earnings and profits as determined under U.S. federal income tax principles (a “dividend”), subject to the discussion in the following paragraph, the dividend will be subject to withholding of U.S. federal income tax at a rate of 30% of the gross amount, or any lower rate that may be specified by an applicable tax treaty if we have received proper certification of the application of that tax treaty. If the amount of the distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a return of capital to the extent of a Non-U.S. Holder’s tax basis in our common stock, and thereafter will be treated as capital gain. However, except to the extent that we elect (or the paying agent or other intermediary through which a Non-U.S. Holder holds its common stock elects) otherwise, we (or the intermediary) must withhold on the entire distribution, in which case a Non-U.S. Holder would be entitled to a refund from the IRS for the withholding tax on the portion of the distribution that exceeded our current and accumulated earnings and profits. A Non-U.S. Holder should consult its own tax advisor regarding its entitlement to benefits under an applicable tax treaty and the manner of claiming the benefits of such treaty. A Non-U.S. Holder that is eligible for a reduced rate of U.S. federal withholding tax under a tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS.

Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business within the United States (and, if certain tax treaties apply, are attributable to a U.S. permanent establishment or fixed base maintained by such Non-U.S. Holder) are not subject to U.S. withholding tax, but instead are taxed in the manner applicable to U.S. persons. In that case, we will not withhold U.S. federal withholding tax, provided that the Non-U.S. Holder complies with applicable certification and disclosure requirements. In addition, dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States may be subject to a branch profits tax at a rate of 30%, or any lower rate as may be specified in an applicable tax treaty.

Sale or Other Taxable Disposition of Common Stock

A Non-U.S. Holder will not be subject to U.S. federal income tax, including by way of withholding, on gain recognized on a sale, exchange or other taxable disposition of our common stock unless any one of the following is true:

•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States or, if an applicable tax treaty applies, is attributable to a U.S. permanent establishment (or, in the case of an individual, a fixed base) maintained by such Non-U.S. Holder in the United States, in which case the branch profits tax discussed above may also apply to a corporate Non-U.S. Holder;

•	the Non-U.S. Holder is an individual present in the United States for 183 or more days in the taxable year of the disposition and certain other requirements are met; or

•	the Foreign Investment in Real Property Tax Act, or “FIRPTA,” rules apply because (1) our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the period during which the Non-U.S. Holder holds our common stock or the five-year period ending on the date on which the Non-U.S. Holder disposes of our common stock; and (2) assuming that our common stock constitutes a U.S. real property interest and is treated as regularly traded on an established securities market within the meaning of applicable Treasury Regulations, the Non-U.S. Holder held, directly or indirectly, at any time within the five-year period preceding the disposition, more than 5% of our common stock.

A corporation is a USRPHC only if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and the fair market value of its other assets used or held for use in a trade or business. We are not now, we have not been in the last five years and we do not believe we will likely become in the future a USRPHC. To be confirmed by Spectrum. There can be no assurance regarding our USRPHC status for the current year or future years, however, because USRPHC status is based on the composition of our assets from time to time and on certain rules whose application is uncertain. It is possible that we may become a USRPHC in the future.

An individual Non-U.S. Holder who is subject to U.S. tax because he or she was present in the United States for 183 or more days during the year of disposition will be taxed on his or her gains, including gains from the disposition of our common stock net of applicable U.S. losses from dispositions of other capital assets incurred during the year, at a flat rate of 30% or a reduced rate under an applicable tax treaty.

An individual Non-U.S. Holder described in the first bullet point above will be subject to tax on his or her gains under regular graduated U.S. federal income tax rates.

U.S. Federal Estate Tax

Shares of common stock owned or treated as owned by an individual who is not a U.S. citizen or resident for U.S. federal estate tax purposes will be considered United States situs assets, will be included in that Non-U.S. Holder’s estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax or other tax treaty provides otherwise.

Backup Withholding and Information Reporting

Under applicable Treasury Regulations, dividends paid to each Non-U.S. Holder and any tax withheld with respect to those dividends must be reported to the Non-U.S. Holder and the IRS annually. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated by an applicable tax treaty. Under an applicable tax treaty, that information may also be made available to the taxing authorities in a country in which the Non-U.S. Holder resides or is established.

Backup withholding will not apply to payments of dividends to a Non-U.S. Holder if the Holder has provided the appropriate certification described above that it is not a U.S. person (satisfied by providing the applicable IRS Form W-8) or has otherwise established an exemption, provided we or the paying agent have no actual knowledge or reason to know that the beneficial owner is a U.S. person.

The payment of the proceeds of a disposition of our common stock by a Non-U.S. Holder to or through the U.S. office of a broker will be reported to the IRS and reduced by backup withholding unless the Non-U.S. Holder either certifies its status as a Non-U.S. Holder in accordance with applicable Treasury Regulations or otherwise establishes an exemption and the broker has no actual knowledge, or reason to know, to the contrary. The payment of the proceeds of a disposition of our common stock by a Non-U.S. Holder to or through a non-U.S. office of a non-U.S. broker will not be reduced by backup withholding or reported to the IRS unless the non-U.S. broker has certain types of relationships with the United States (a “U.S. Related Financial Intermediary”). In the case of the payment of proceeds from the disposition of our common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. Related Financial Intermediary, applicable Treasury Regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no knowledge to the contrary.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be refunded or credited against the Non-U.S. Holder’s U.S. federal income tax liability, if any, provided that certain required information is furnished to the IRS. Non-U.S. Holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them and the availability and procedure for obtaining an exemption from backup withholding under current Treasury Regulations.

Each prospective Holder is urged to consult its tax advisor with respect to the U.S. federal income and estate tax consequences of the ownership and disposition of our common stock, as well as the application and effect of the laws of any state, local, foreign or other taxing jurisdiction.

Recent Legislation

Sections 1471 through 1474 of the Code (“FATCA”), recently enacted by the U.S. Congress, generally imposes withholding at a rate of 30% on payments to certain foreign entities, after December 31, 2012, of dividends on and the gross proceeds of dispositions of U.S. common stock, unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interest in or accounts with those entities) have been satisfied. Non-U.S. Holders should consult their tax advisors regarding the possible implications of FATCA on their investment in our common stock.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated July 14, 2011, we and the Selling Stockholder have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc. and Jefferies & Company, Inc. are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares

Credit Suisse Securities (USA) LLC	2,598,197
Deutsche Bank Securities Inc.	1,948,646
Jefferies & Company, Inc.	1,948,646

Total	6,495,489

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We and the Selling Stockholder have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 974,323 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $0.84 per share. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we and the Selling Stockholder will pay:

	Per Share		Total
	Without	With	Without	With
	Over-Allotment	Over-Allotment	Over-Allotment	Over-Allotment

Underwriting Discounts and Commissions paid by us and the Selling Stockholder	$1.40	$1.40	$9,093,685	$10,457,737

We estimate that our total expenses for the offering, excluding underwriting discounts and commissions will be approximately $490,000.

We have agreed that we will not, directly or indirectly, take any of the following actions with respect to any shares of our common stock or any securities convertible into or exchangeable or exercisable for any shares of our common stock: (i) offer, sell, issue, contract to sell, pledge or otherwise dispose of our common stock or any securities convertible into or exchangeable or exercisable for any shares of our common stock, (ii) offer, sell, issue, contract to sell, contract to purchase or grant any option, right or warrant to purchase our common stock or any securities convertible into or exchangeable or exercisable for any shares of our common stock, (iii) enter into any swap, hedge or any other agreement that transfers, in whole or in part, the economic consequences of ownership of our common stock or any securities convertible into or exchangeable or exercisable for any shares of our common stock, (iv) establish or increase a put equivalent position or liquidate or decrease a call equivalent position in our common stock or any securities convertible into or exchangeable or exercisable for any shares of our common stock within the meaning of Section 16 of the Exchange Act or (v) file with the Commission a registration statement under the Securities Act relating to our common stock or any securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to take any such action, in each case without the prior written consent of Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. for a period of 90 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. waive, in writing, such an extension.

Our officers, directors, the Selling Stockholder and HRG have agreed that, subject to certain exceptions, they will not, directly or indirectly, take any of the following actions with respect to any shares of our common stock or any securities convertible into or exchangeable or exercisable for any shares of our common stock: (i) offer, sell, issue, contract to sell, pledge or otherwise dispose of any shares of our common stock or any securities convertible into or exchangeable or exercisable for any shares of our common stock, (ii) enter into a transaction which would have the same effect, (iii) enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such aforementioned transaction is to be settled by delivery of our common stock or such other securities, in cash or otherwise, (iv) publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement or (v) make any demand for or exercise any right with respect to, the registration of our common stock or any security convertible into or exercisable or exchangeable for our common stock without the prior written consent of Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc., in the case of our officers, directors and the Selling Stockholder, for a period of 90 days after the date of this prospectus and in the case of HRG, for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the applicable “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the applicable “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the applicable “lock-up” period, then in either case the expiration of the applicable “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. waive, in writing, such an extension.

We and the Selling Stockholder have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

Our common stock is listed on the New York Stock Exchange under the symbol “SPB”.

Certain of the underwriters and their affiliates have provided and may in the future provide certain commercial banking, financial advisory and investment banking services for us and certain of our affiliates, for which they have received and may in the future receive customary fees. An affiliate of Credit Suisse Securities (USA) LLC acts as administrative agent for, and is a lender under, our term loan. Affiliates of Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. are lenders under our ABL Revolver. Jefferies & Company, Inc. is party to an engagement letter with Harbinger LLC that provides it with a right to participate in this offering and in certain equity or debt financings or mergers, consolidations, sales, transfers or other dispositions involving certain other Harbinger LLC affiliates. Jefferies & Company, Inc. is participating in this offering pursuant to such letter.

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus (the “Shares”) may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any Shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of Credit Suisse Securities (USA) LLC for any such offer; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase any Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares of common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of common stock in, from or otherwise involving the United Kingdom.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the Selling Stockholder prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

By purchasing common stock in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the Selling Stockholder and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106 — Prospectus and Registration Exemptions,

•	the purchaser is a “permitted client” as defined in National Instrument 31-103 - Registration Requirements and Exemptions,

•	where required by law, the purchaser is purchasing as principal and not as agent,

•	the purchaser has reviewed the text above under Resale Restrictions, and

•	the purchaser acknowledges and consents to the provision of specified information concerning the purchase of the common stock to the regulatory authority that by law is entitled to collect the information, including certain personal information. For purchasers in Ontario, questions about such indirect collection of personal information should be directed to Administrative Support Clerk, Suite 1903, Box 55, 20 Queen Street West, Toronto, Ontario M5H 3S8 or on (416) 593-3684.

Rights of Action — Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the common stock, for rescission against us and the Selling Stockholder in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the Selling Stockholder. In no case will the amount recoverable in any action exceed the price at which the common stock were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the Selling Stockholder will have no liability. In the case of an action for damages, we and the Selling Stockholder will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein and the Selling Stockholder may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York, will pass on the validity of the common stock offered by this prospectus for us and the Selling Stockholder. The underwriters are being represented by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The consolidated statements of financial position as of September 30, 2010 and 2009 (Successor Company), and the related consolidated statements of operations, shareholders’ equity (deficit) and comprehensive income (loss), and cash flows for the year ended September 30, 2010, the period August 31, 2009 to September 30, 2009 (Successor Company), the period October 1, 2008 to August 30, 2009, and the year ended September 30, 2008 (Predecessor Company), the financial statement schedule II, and management’s assessment of the effectiveness of internal control over financial reporting as of September 30, 2010, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

KPMG LLP’s report on the consolidated financial statements includes an explanatory paragraph that describes the Successor Company’s adoption of the provisions of ASC Topic 852, “Reorganization” formerly American Institute of Certified Public Accountants’ Statement of Position 90-7, “Financial Reporting by Entities in Reorganization under the Bankruptcy Code” in 2009, and the adoption of the measurement date provision in conformity with ASC Topic 715, “Compensation — Retirement Benefits” formerly SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and other Postretirement Plans” in 2009.

KPMG LLP’s report on the effectiveness of internal control over financial reporting as of September 30, 2010, contains an explanatory paragraph that states that the Company excluded Russell Hobbs, Inc. and its subsidiaries from its assessment of the effectiveness of internal control over financial reporting as of September 30, 2010, and that KPMG LLP’s audit of the effectiveness of internal control over financial reporting as of September 30, 2010 also excluded Russell Hobbs, Inc.

The consolidated balance sheets of Russell Hobbs, Inc. and subsidiaries as of June 30, 2009 and 2008, and the related consolidated statements of operations, stockholders’ equity and cash flows for the years then ended have been included herein in reliance upon the report of Grant Thornton LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file reports and other information with the SEC. These reports and other information can be read and copied at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains an internet website at http://www.sec.gov that contains reports, information statements and other information regarding companies that file electronically with the SEC, including us.

This prospectus is part of a registration statement filed by us with the SEC. The full registration statement can be obtained from the SEC as indicated above, or from us.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with the SEC. This permits us to disclose important information to you by referencing these filed documents. Any information referenced this way is considered part of this prospectus, and any information filed with the SEC subsequent to this prospectus and prior to the termination of the particular offering referred to in such prospectus supplement will automatically be deemed to update and supersede this information. We incorporate by reference the following documents which have been filed with the SEC:

•	Our Annual Report on Form 10-K for the fiscal year ended September 30, 2010 (filed on December 14, 2010);

•	Our Definitive Proxy Statement on Schedule 14A filed on January 28, 2011 (other than information in the Definitive Proxy Statement that is not specifically incorporated by reference in our Annual Report on Form 10-K for the year ended September 30, 2010);

•	Our Quarterly Reports on Form 10-Q for the quarterly periods ended January 2, 2011 (filed on February 11, 2011) and April 3, 2011 (filed on May 12, 2011); and

•	Our Current Reports on Form 8-K filed with the SEC (other than any portions thereof deemed furnished and not filed) on Current Reports on Form 8-K filed with the SEC on November 22, 2010, January 18, 2011, February 2, 2011, February 7, 2011, February 25, 2011, March 2, 2011, March 7, 2011, March 10, 2011, April 27, 2011 and July 11, 2011.

We incorporate by reference the documents listed above and any future filings made with the SEC in accordance with Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, with the exception of any documents or portions of documents deemed not to be filed under the Securities Act.

We will provide without charge upon written or oral request to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the documents which are incorporated by reference to this prospectus (other than exhibits unless such exhibits are specifically incorporated by reference in such documents).

Requests may be made by writing us at Spectrum Brands Holdings, Inc., Attention: Office of the General Counsel, 601 Rayovac Drive Madison, Wisconsin 53711 or by calling us at (608) 275-3340.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

RUSSELL HOBBS, INC.

Report of Independent Registered Public Accounting Firm

Board of Directors
Russell Hobbs, Inc.

We have audited the accompanying consolidated balance sheets of Russell Hobbs, Inc. and subsidiaries as of June 30, 2009 and 2008, and the related consolidated statements of operations, stockholders’ equity and cash flows for the years then ended. Our audits of the basic financial statements included the financial statement schedule on Page F-50. These financial statements and this financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and this financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Russell Hobbs, Inc. and subsidiaries as of June 30, 2009 and 2008, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Grant Thornton LLP

Fort Lauderdale, Florida
March 29, 2010 (except for Note 16 and section titled “Water Products Segment” in Note 13, as to which the date is October 8, 2010)

Russell Hobbs, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS

	June 30,	June 30,
	2009	2008
	(In thousands, except par value data)

ASSETS
Current Assets:
Cash and cash equivalents	$16,095	$26,136
Accounts and other receivables, less allowances of $4,142 at June 30, 2009 and $3,061 at June 30, 2008	133,711	155,555
Inventories	165,495	222,643
Prepaid expenses and other	12,240	23,005
Assets held for sale	—	427
Prepaid income taxes	3,574	4,464
Deferred income taxes	943	1,324

Total current assets	332,058	433,554
Property, Plant and Equipment — at cost, less accumulated depreciation of $10,004 at June 30, 2009 and $3,792 at June 30, 2008	20,876	24,090
Non-current Deferred Income Taxes	3,419	8,822
Goodwill	162,469	164,021
Intangibles, Net	206,805	228,350
Other Assets	12,219	6,251

Total Assets	$737,846	$865,088

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$58,385	$96,702
Accrued expenses	73,293	103,437
Harbinger Term loan — current portion (related party)	20,000	—
Brazil term loan	2,228	403
Current income taxes payable	4,245	3,979

Total current liabilities	158,151	204,521
Long-Term Liabilities:
North American credit facility	52,739	104,006
European credit facility	19,845	30,389
Harbinger Term loan — long-term portion (related party)	141,456	145,252
Series D Redeemable Preferred Stock — authorized and outstanding: 110.2 shares at $0.01 par value (related party)	139,744	119,453
Series E Redeemable Preferred Stock — authorized and outstanding: 50 shares at $0.01 par value (related party)	56,238	—
Pension liability	19,791	11,659
Non-current deferred income taxes	46,347	43,783
Other long-term liabilities	3,856	5,905

Total Liabilities	638,167	664,968
Commitments and Contingencies — See Note 3
Stockholders’ Equity:
Common stock — authorized: 1,000,000 shares of $0.01 par value; issued and outstanding: 731,874 shares at June 30, 2009 and June 30, 2008	7,319	7,319
Treasury stock — 7,886 shares, at cost	(65,793)	(65,793)
Paid-in capital	302,677	301,431
Accumulated deficit	(102,460)	(44,143)
Accumulated other comprehensive (loss) income	(42,064)	1,306

Total stockholders’ equity	99,679	200,120

Total Liabilities and Stockholders’ Equity	$737,846	$865,088

The accompanying notes are an integral part of these financial statements.

Russell Hobbs, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended	Year Ended
	June 30, 2009	June 30, 2008
	(In thousands, except per share data)

Net sales	$796,628	$660,897
Cost of goods sold	577,138	453,948

Gross profit	219,490	206,949
Selling, general and administrative expenses:
Operating expenses	176,768	173,766
Integration and transition expenses	1,020	17,875
Patent infringement litigation expenses	6,605	5,145
Employment termination benefits — severance	1,100	—
Acquisition related expenses	975	4,051

	186,468	200,837

Operating income	33,022	6,112
Other expense (income):
Interest expense (approximately $42,700 and $14,500 in related party interest expense for the years ended June 30, 2009 and 2008, respectively)	50,221	24,531
Foreign currency loss (gain)	6,958	(1,739)
Interest and other income, net	(2,336)	(2,512)

	54,843	20,280

Loss from continuing operations before income taxes	(21,821)	(14,168)
Income tax provision	14,042	13,440

Loss from continuing operations	(35,863)	(27,608)
Loss from discontinued operations, net of tax of $71 and $646 (Note 13)	(22,454)	(14,926)

Net loss	$(58,317)	$(42,534)

Weighted average common shares outstanding:
Basic and diluted	731,874	731,874
Loss per common share:
Loss per share from continuing operations-basic and diluted	$(0.05)	$(0.04)
Loss per share from discontinued operations-basic and diluted	(0.03)	(0.02)

Loss per common share-basic and diluted	$(0.08)	$(0.06)

The accompanying notes are an integral part of these financial statements.

Russell Hobbs, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

					Accumulated
					Other
	Common	Treasury	Paid-in	Accumulated	Comprehensive
	Stock	Stock	Capital	Deficit	(Loss) Income	Total
	(In thousands)

Balance at June 30, 2007	$7,319	$(65,793)	$301,249	$(1,609)	$1,413	$242,579
Comprehensive loss:
Net loss	—	—	—	(42,534)	—	(42,534)
Foreign currency translation adjustment (net of $0 tax)	—	—	—	—	709	709
Defined pension plans (net of tax of $127)	—	—	—	—	(816)	(816)

Total comprehensive loss						(42,641)
Stock based compensation	—	—	182	—	—	182

Balance at June 30, 2008	7,319	(65,793)	301,431	(44,143)	1,306	200,120
Comprehensive loss:
Net loss	—	—	—	(58,317)	—	(58,317)
Foreign currency translation adjustment (net of $0 tax)	—	—	—	—	(33,659)	(33,659)
Defined pension plans (net of tax of $2,440)	—	—	—	—	(7,683)	(7,683)
Foreign exchange forwards (net of $0 tax)	—	—	—	—	(713)	(713)
Reduction in fair value of marketable securities (net of $0 tax)	—	—	—	—	(1,315)	(1,315)

Total comprehensive loss						(101,687)
Stock based compensation	—	—	1,246	—	—	1,246

Balance at June 30, 2009	$7,319	$(65,793)	$302,677	$(102,460)	$(42,064)	$99,679

The accompanying notes are an integral part of these financial statements.

Russell Hobbs, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended	Year Ended
	June 30, 2009	June 30, 2008
	(In thousands)

Cash flows from operating activities:
Net loss	$(58,317)	$(42,534)
Reconciliation to net cash provided by (used in) operating activities:
Depreciation of property, plant and equipment	7,748	7,490
Gain on disposal of fixed assets	(2,452)	(2,549)
(Recovery) Provision for doubtful accounts	(410)	297
Non-cash interest	42,732	14,471
Amortization of intangible and other assets	5,790	5,226
Deferred taxes	8,377	5,935
Stock-based compensation	1,246	182
Changes in assets and liabilities, net of acquisition:
Accounts and other receivables	13,210	35,109
Inventories	42,846	(39,176)
Prepaid expenses and other	13,024	(3,784)
Accounts payable and accrued expenses	(59,831)	(12,616)
Current income taxes	(306)	(1,989)
Other assets and liabilities	(8,808)	1,551

Net cash provided by (used in) operating activities	4,849	(32,387)
Cash flows from investing activities:
Additions to property, plant and equipment	(6,467)	(3,540)
Cash acquired in merger	—	17,288
Investment in Island Sky Australia Limited	(3,538)	—
Proceeds from sale of assets	2,745	12,116

Net cash (used in) provided by investing activities	(7,260)	25,864
Cash flows from financing activities:
Proceeds from Harbinger term loan	—	140,000
Payoff of debt	—	(110,000)
Payoff of senior subordinated notes	—	(43,397)
Net (payments) borrowings under lines of credit	(56,594)	44,640
Net proceeds from Brazil term loan	1,825	—
Proceeds from Series E Redeemable Preferred Stock	50,000	—
Payment of financing costs	—	(4,790)

Net cash provided by (used in) financing activities	(4,769)	26,453
Effect of exchange rate changes on cash	(2,861)	(105)

Net (decrease) increase in cash and cash equivalents	(10,041)	19,825
Cash and cash equivalents at beginning of period	26,136	6,311

Cash and cash equivalents at end of period	$16,095	$26,136

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:
Interest	$7,281	$11,208
Income taxes	$2,256	$8,795

Non-cash investing and financing activities:  In connection with the merger between Salton and Applica on December 28, 2007, $258.0 million of Salton’s long-term debt was repaid and was included in the total purchase price. Tangible assets acquired totaled $289.5 million and liabilities assumed totaled $267.2 million (not including the $258.0 million in long-term debt discussed above). Identifiable intangibles assets were valued at $180.2 million, which resulted in a net $33.0 million deferred tax liability. See Note 2, Mergers and Acquisitions, for further details. Additionally, in the years ended June 30, 2009 and June 30, 2008, the principal due under the Series D and Series E Preferred Stock and Harbinger term loan increased $42.7 million and $14.5 million, respectively, as a result of the accrual of non-cash interest and preferred stock dividends.

The accompanying notes are an integral part of these financial statements.

Russell Hobbs, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 1 —	SUMMARY OF ACCOUNTING POLICIES

Overview

In December 2007, two longstanding companies in the small household appliance business, Salton, Inc. and Applica Incorporated, combined their businesses through a merger of SFP Merger Sub, Inc., a Delaware corporation and a wholly owned direct subsidiary of Salton, Inc., with and into APN Holding Company, Inc., the parent of Applica Incorporated. As a result of the merger, Applica became a wholly-owned subsidiary of Salton. In December 2009, the combined company (formerly known as Salton, Inc.) changed its name to Russell Hobbs, Inc. For additional information, see Note 15 hereto.

Based in Miramar, Florida, Russell Hobbs, Inc. and its subsidiaries (“Russell Hobbs”) are a leading marketers and distributors of a broad range of branded small household appliances. Russell Hobbs markets and distributes small kitchen and home appliances, pet and pest products and personal care products. Russell Hobbs has a broad portfolio of well recognized brand names, including Black & Decker®, George Foreman®, Russell Hobbs®, Toastmaster®, LitterMaid®, Farberware®, Breadman®, and Juiceman®. Russell Hobbs’ customers include mass merchandisers, specialty retailers and appliance distributors primarily in North America, South America, Europe and Australia.

In 2007, Russell Hobbs launched its new water products initiatives, beginning with a water pitcher filtration system sold under the Clear2 O® brand. In May 2009, Russell Hobbs introduced its Clear2 Go® branded sports filtration bottle. The sales of Clear2 O® branded products are made to mass merchandisers and specialty retailers primarily in North America. In June 2008, Russell Hobbs entered into a license agreement with Island Sky Corporation for a patented air-to-water product. In August 2008, Russell Hobbs acquired approximately 13% of outstanding common shares Island Sky Australia Limited, the parent company of Island Sky Corporation. The air-to-water business of the Water Products segment is in its beginning stages and is focused on the commercial and consumer markets in India and certain other countries in the Far East.

As of June 30, 2009, Russell Hobbs was 100% owned by Harbinger Capital Partners Master Fund I, Ltd. and Harbinger Capital Partners Special Situations Fund, L.P. (together “Harbinger”).

Merger of Salton and Applica

On December 28, 2007, SFP Merger Sub, Inc. a Delaware corporation and a wholly owned direct subsidiary of Salton, Inc. (“Merger Sub”), merged with and into APN Holding Company, Inc. (“APN Holdco”), a Delaware corporation and the parent of Applica Incorporated (“Applica”), a Florida corporation. (For more information, see Note 2, Mergers and Acquisitions.)

Statement of Financial Accounting Standard (“SFAS”) No. 141 “Business Combinations” requires the use of the purchase method of accounting for business combinations. In applying the purchase method, it is necessary to identify both the accounting acquiree and the accounting acquirer. In a business combination effected through an exchange of equity interests, the entity that issues the interests (Salton in this case) is normally the acquiring entity. However, in identifying the acquiring entity in a combination effected through an exchange of equity interests, all pertinent facts and circumstances must be considered, including the following:

•	The relative voting interest in the combined entity after the combination; in this case, stockholders of Applica received approximately 92% of the equity ownership, and associated voting rights, in the combined entity upon completion of the merger and related transactions; and

•	The composition of the governing body of the combined entity: in this case, the merger agreement provided that the composition of the Board of Directors of the surviving company would be determined by Applica.

Russell Hobbs, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

While Salton, Inc. was the legal acquiror and surviving registrant in the merger, Applica was deemed to be the accounting acquiror based on the facts and circumstances outlined above. Accordingly, for accounting and financial statement purposes, the merger was treated as a reverse acquisition of Salton, Inc. by Applica under the purchase method of accounting. As such, Applica applied purchase accounting to the assets and liabilities of Salton upon consummation of the merger with no adjustment to the carrying value of Applica’s assets and liabilities. For purposes of financial reporting, the merger was deemed to have occurred on December 31, 2007.

In accordance with SFAS 141, the accompanying consolidated financial statements reflect the recapitalization of the stockholders’ equity as if the merger occurred as of the beginning of the first period presented and the results of operations include results from the combined company from January 1, 2008 through June 30, 2008. The results of operations prior to January 1, 2008 include only the results of Applica.

Effective with the merger, Russell Hobbs changed its fiscal year end to June 30 and the interim quarterly periods to the last day of the respective quarter. Salton’s fiscal year previously ended on the Saturday closest to June 30th and the interim quarterly period ended on the Saturday closest to the last day of the respective quarter. In anticipation of the merger, Applica changed its fiscal year from December 31 to June 30.

Acquisition of Applica by Harbinger

On January 23, 2007, Applica Incorporated was acquired by affiliates of Harbinger Capital Partners Master Fund I, Ltd. and Harbinger Capital Partners Special Situations Fund, L.P. (For more information, see Note 2, Mergers and Acquisitions.) For purposes of financial reporting, this acquisition was deemed to have occurred on January 1, 2007.

Principles of Consolidation

The consolidated financial statements include the accounts of Russell Hobbs, Inc. and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include income taxes, the allowance for doubtful accounts, inventory valuation reserves, product liability, litigation, warranty, environmental liability, depreciation and amortization, valuation of goodwill and intangible assets, and useful lives assigned to intangible assets.

Management believes that the following may involve a higher degree of judgment or complexity:

Income Taxes.  Russell Hobbs is subject to income tax laws in many countries. Judgment is required in assessing the future tax consequences of events that have been recognized in Russell Hobbs’ financial statements and tax returns. Russell Hobbs provides for deferred taxes under the asset and liability method, in accordance with SFAS 109 “Accounting for Income Taxes” and Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“ FIN 48”). Under such method, deferred taxes are adjusted for tax rate changes as they occur. Significant management judgment is required in developing Russell Hobbs’ provision for income taxes, including the determination of foreign tax liabilities, deferred tax assets and liabilities and any valuation allowances that might be required to be applied against the deferred tax assets. Russell Hobbs evaluates its ability to realize its deferred tax assets at the end of each reporting period and adjusts the amount of its valuation allowance, if necessary.

Russell Hobbs, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Russell Hobbs operates within multiple taxing jurisdictions and is subject to audit in those jurisdictions. Because of the complex issues involved, any claims can require an extended period to resolve. In management’s opinion, adequate provisions for income taxes have been made.

Russell Hobbs records a valuation allowance to reduce its deferred tax assets to the amount that it believes will more likely than not be realized. While Russell Hobbs considers future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event it was to determine that it would not be able to realize all or part of its net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to tax expense in the period such determination is made. Likewise, should Russell Hobbs determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax assets would increase net income in the period such determination was made.

In accordance with FIN 48, Russell Hobbs recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax provisions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority.

Collectability of Accounts Receivable.  Russell Hobbs records allowances for estimated losses resulting from the inability of its customers to make required payments on their balances. Russell Hobbs assesses the credit worthiness of its customers based on multiple sources of information and analyzes many factors including:

•	Russell Hobbs’ historical bad debt experiences;

•	publicly available information regarding its customers and the inherent credit risk related to them;

•	information from subscription-based credit reporting companies;

•	trade association data and reports;

•	current economic trends; and

•	changes in customer payment terms or payment patterns.

This assessment requires significant judgment. If the financial condition of Russell Hobbs’ customers were to deteriorate, additional write-offs may be required. Such write-offs may not be included in the allowance for doubtful accounts at June 30, 2009 and, therefore, a charge to income could result in the period in which a particular customer’s financial condition deteriorates. Conversely, if the financial condition of Russell Hobbs’ customers were to improve or its judgment regarding their financial condition was to change positively, a reduction in the allowances may be required resulting in an increase in income in the period such determination is made.

Inventory.  Russell Hobbs values inventory at the lower of cost or market, using the first-in, first-out (FIFO) method, and regularly reviews the book value of discontinued product lines and stock keeping units (SKUs) to determine if these items are properly valued. If the market value of the product is less than cost, Russell Hobbs will write down the related inventory to the estimated net realizable value. Russell Hobbs regularly evaluates the composition of its inventory to identify slow-moving and obsolete inventories to determine if additional write-downs are required. This valuation requires significant judgment from management as to the salability of its inventory based on forecasted sales. It is particularly difficult to judge the potential sales of new products. Should the forecasted sales not materialize, it would have a significant impact on Russell Hobbs’ results of operations and the valuation of its inventory, resulting in a charge to income in the period such determination was made.

Russell Hobbs, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Product Liability Claims and Litigation.  Russell Hobbs is subject to lawsuits and other claims related to product liability and other matters that are being defended and handled in the ordinary course of business. Russell Hobbs maintains accruals for the costs that may be incurred, which are determined on a case-by-case basis, taking into consideration the likelihood of adverse judgments or outcomes, as well as the potential range of probable loss. The accruals are monitored on an ongoing basis and are updated for new developments or new information as appropriate. With respect to product liability claims, Russell Hobbs estimates the amount of ultimate liability in excess of applicable insurance coverage based on historical claims experience and current claim estimates, as well as other available facts and circumstances.

Management believes that the amount of ultimate liability of Russell Hobbs’ current claims and litigation matters, if any, in excess of applicable insurance coverage is not likely to have a material effect on its business, financial condition, results of operations or liquidity. However, as the outcome of litigation is difficult to predict, unfavorable significant changes in the estimated exposures could occur resulting in a charge to income in the period such determination is made. Conversely, if favorable changes in the estimated exposures occur, a reduction in the accruals may be required resulting in an increase in income in the period such determination is made.

Long-Lived Assets.  In accordance with SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of such asset and eventual disposition. Measurement of an impairment loss for long-lived assets that management expects to hold and use is based on the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

Intangible Assets.  Identifiable intangibles with indefinite lives are not amortized. Russell Hobbs evaluates the recoverability of finite-lived identifiable intangible assets whenever events or changes in circumstances indicate that an intangible asset’s carrying amount may not be recoverable. Such circumstances could include, but are not limited to:

•	a significant decrease in the market value of an asset;

•	a significant adverse change in the extent or manner in which an asset is used; or

•	an accumulation of costs significantly in excess of the amount originally expected for the acquisition of an asset.

Russell Hobbs measures the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value. The fair value is measured based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires that Russell Hobbs make assumptions about future cash flows over the life of the asset being evaluated.

Goodwill.  Russell Hobbs evaluates the carrying value of goodwill and other indefinite lived intangible assets annually and between annual evaluations if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. Such circumstances could include, but are not limited to:

•	a significant adverse change in legal factors or in business climate;

•	unanticipated competition; or

•	an adverse action or assessment by a regulator.

Russell Hobbs, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

When evaluating whether goodwill is impaired, Russell Hobbs compares the fair value of the reporting unit to which the goodwill is assigned to the reporting unit’s carrying amount, including goodwill. The fair value of the reporting unit is estimated using a combination of the income, or discounted cash flows, approach and the market approach, which uses comparable companies’ data. If the carrying amount of a reporting unit exceeds its fair value, then the amount of the impairment loss must be measured. The impairment loss would be calculated by comparing the implied fair value of reporting unit goodwill to its carrying amount. In calculating the implied fair value of reporting unit goodwill, the fair value of the reporting unit is allocated to all of the other assets and liabilities of that unit based on their fair values. The excess of the fair value of a reporting unit over the amount assigned to its other assets and liabilities is the implied fair value of goodwill. An impairment loss would be recognized when the carrying amount of goodwill exceeds its implied fair value. Russell Hobbs’ annual evaluation of goodwill and other indefinite lived intangible assets is as of December 31st of each year.

Other Estimates.  During previous years, Russell Hobbs has made significant estimates in connection with specific events affecting its expectations. These have included accruals relating to the consolidation of its operations, reduction in employees and product recalls. Additionally, Russell Hobbs makes a number of other estimates in the ordinary course of business relating to sales returns and allowances, warranty accruals, and accruals for promotional incentives. Circumstances could change which may alter future expectations regarding such estimates.

Foreign Operations

The financial position and results of operations of Russell Hobbs’ foreign subsidiaries are measured using the foreign subsidiary’s local currency as the functional currency. Revenues and expenses of such subsidiaries have been translated into U.S. dollars at average exchange rates prevailing during the period. Assets and liabilities have been translated at the rates of exchange on the balance-sheet date. The resulting translation gain and loss adjustments are recorded as foreign currency translation adjustments within accumulated other comprehensive (loss) income. Foreign currency translation adjustments resulted in a loss of $33.7 million for the year ended June 30, 2009 and a gain of $0.7 million for the year ended June 30, 2008.

Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred. Foreign currency transaction loss included in other expense (income) totaled $7.0 million for the year ended June 30, 2009. Foreign currency transaction gain included in other expense (income) totaled $1.7 million for the year ended June 30, 2008.

Cash and Cash Equivalents

Russell Hobbs considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents. Cash balances at June 30, 2009 and 2008 included approximately $13.6 million and $22.6 million, respectively, that was either held in foreign banks by Russell Hobbs’ subsidiaries or held in a U.S. bank but which was in excess of FDIC limits.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income and other gains and losses affecting stockholders’ equity that, under generally accepted accounting principles, are excluded from net income. For Russell Hobbs, such items consist primarily of foreign currency translation gains and losses, change in fair value of derivative instruments, adjustments to defined pension plans and unrealized losses on investments. Russell Hobbs presents accumulated other comprehensive income, net of taxes, in its consolidated statement of stockholders’ equity.

Russell Hobbs, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The components of accumulated other comprehensive income, net of tax, were as follows:

	June 30,	June 30,
	2009	2008
	(In thousands)

Accumulated foreign currency translation adjustment	$(31,537)	$2,122
Defined pension plans:
Domestic	(2,721)	(1,085)
Foreign	(5,778)	269
Foreign exchange forwards	(713)	—
Reduction in market value of investment in Island Sky	(1,315)	—

Total accumulated other compressive (loss) income	$(42,064)	$1,306

Revenue Recognition

Russell Hobbs recognizes revenue when (a) title, risks and rewards of ownership of its products transfer to its customers, (b) all contractual obligations have been satisfied and (c) collection of the resulting receivable is reasonably assured. Generally, this is at the time products are shipped for delivery to customers. Net sales are comprised of gross sales less provisions for estimated customer returns, discounts, volume rebates and cooperative advertising and slotting fees. Amounts billed to a customer for shipping and handling are included in net sales and the associated costs are included in cost of goods sold in the period when the sale occurs. Sales taxes are recorded on a net basis.

Cooperative Advertising and Slotting Fees

Russell Hobbs accounts for promotional funds as a reduction of selling price and nets such fund against gross sales. Russell Hobbs generally does not verify performance or determine the fair value of the benefits it receives in exchange for the payment of promotional funds.

Cost of Goods Sold

Russell Hobbs’ cost of goods sold includes the cost of the finished product plus (a) all inbound related freight charges to its warehouses and (b) import duties, if applicable. Russell Hobbs classifies costs related to its distribution network (e.g., outbound freight costs, warehousing and handling costs for products sold) in operating expenses.

Advertising Costs

Advertising and promotional costs are expensed as incurred and are included in operating expenses in the accompanying consolidated statements of operations. Total advertising and promotional costs, excluding cooperative advertising, for the years ended June 30, 2009 and 2008 were approximately $18.0 million and $17.9 million, respectively.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Depreciation and amortization are provided for in amounts sufficient to relate the cost of depreciable assets to their estimated operating service lives using the straight-line method. Maintenance, repairs and minor renewals and betterments are charged to expense as incurred.

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Notes to Consolidated Financial Statements — (Continued)

Freight Costs

Outbound freight costs on goods shipped that are not charged to Russell Hobbs’ customers were included in operating expenses in the accompanying consolidated statements of operations. Freight costs totaled $22.8 million and $25.2 million for the years ended June 30, 2009 and 2008, respectively.

Product Warranty Obligations

Estimated future warranty obligations related to certain products are provided by charges to operations in the period in which the related revenue is recognized. Russell Hobbs accrues for warranty obligations based on its historical warranty experience and other available information. Accrued product warranties were as follows:

	Year Ended	Year Ended
	June 30,	June 30,
	2009	2008
	(In thousands)

Balance, beginning of period	$8,030	$6,944
Additions to accrued product warranties	61,932	49,231
Reductions of accruals — payments and credits issued	(61,012)	(48,145)

Balance, end of period	$8,950	$8,030

Stock-Based Compensation

Russell Hobbs measures and recognizes compensation cost for all share-based payment awards made to employees and directors based on estimated fair values.

Russell Hobbs uses the Black-Scholes option-pricing model to determine the fair value of stock options on the date of grant. This model derives the fair value of stock options based on certain assumptions related to expected stock price volatility, expected option life, risk-free interest rate and dividend yield.

Legal Costs

Legal costs are expensed as incurred and are included in operating expenses. For the year ended June 30, 2009, Russell Hobbs expensed $8.4 million in legal costs which included $6.6 million related to Russell Hobbs’ pursuit of a patent infringement matter on certain patents related to the LitterMaid ® automatic cat litter box. For the year ended June 30, 2008, Russell Hobbs expensed $8.5 million in legal costs which included $5.1 million related to Russell Hobbs’ pursuit of the patent infringement matter.

Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing net earnings (loss) for the period by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is computed by dividing net earnings (loss) for the period by the weighted average number of common shares outstanding during the period, plus the dilutive effect of common stock equivalents (such as stock options) using the treasury stock method. The currently outstanding restricted stock units and stock options have been excluded from the calculation of diluted earnings (loss) because performance conditions related to such common stock equivalents were not met as of the periods indicated.

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Notes to Consolidated Financial Statements — (Continued)

The following table sets forth the computation of basic and diluted earnings (loss) per share:

	Year Ended June 30,
	2009	2008
	(In thousands, except per share data)

Loss from continuing operations	$(35,863)	$(27,608)
Loss from discontinued operations	(22,454)	(14,926)

Net loss	$(58,317)	$(42,534)

Weighted average common shares outstanding — basic and diluted	731,874	731,874
Loss per common share — basic and diluted:
Loss from continuing operations	$(0.05)	$(0.04)
Loss from discontinued operations	(0.03)	(0.02)

Net earnings (loss)	$(0.08)	$(0.06)

Financial Accounting Standards Not Yet Adopted

In March 2008, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133” (SFAS No. 161), which amends and expands the disclosure requirements of FASB Statement No. 133, requiring enhanced disclosures about a company’s derivative and hedging activities. This pronouncement is effective for Russell Hobbs beginning July 1, 2009. Upon the adoption, Russell Hobbs is required to provide enhanced disclosures about (a) how and why it uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under FASB Statement No. 133 and Russell Hobbs’ related interpretations, and (c) how derivative instruments and related hedged items affect Russell Hobbs’ financial position, results of operations, and cash flows. SFAS No. 161 is effective prospectively, with comparative disclosures of earlier periods encouraged upon initial adoption. Russell Hobbs is currently evaluating the impact of adopting this standard.

In April 2008, the FASB issued FASB Staff Position (“FSP”) No. FAS 142-3, “Determination of the Useful Life of Intangible Assets”. The final FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142, “Goodwill and Other Intangible Assets”. The FSP is intended to improve the consistency between the useful life of an intangible asset determined under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141 (revised 2007), “Business Combinations”, and other US generally accepted accounting principles. The FSP is effective for fiscal years and interim periods beginning after December 15, 2008. Russell Hobbs is currently evaluating the impact of adopting this standard.

In December 2008, the FASB issued FASB Staff Position (FSP) No. FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets”. This FSP amends SFAS No. 132(R) to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. The FSP requires disclosures surrounding how investment allocation decisions are made, including the factors that are pertinent to an understanding of investment policies and strategies. Additional disclosures include (a) the major categories of plan assets, (b) the inputs and valuation techniques used to measure the fair value of plan assets, and (c) the effect of fair value measurements using significant unobservable inputs (Level 3) on changes in plan assets for the period and the significant concentrations of risk within plan assets. The disclosures shall be provided for fiscal years ending after December 15, 2009. Russell Hobbs is currently evaluating the impact of adopting this standard.

In April 2009, the FASB issued FSP FAS 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies” (FSP FAS 141(R)-1). This

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Notes to Consolidated Financial Statements — (Continued)

pronouncement amends FAS No. 141(R) to clarify the initial and subsequent recognition, subsequent accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. FSP FAS No. 141(R)-1 requires that assets acquired and liabilities assumed in a business combination that arise from contingencies be recognized at fair value at the acquisition date if it can be determined during the measurement period. If the acquisition-date fair value of an asset or liability cannot be determined during the measurement period, the asset or liability will only be recognized at the acquisition date if it is both probable that an asset existed or liability has been incurred at the acquisition date, and if the amount of the asset or liability can be reasonably estimated. This standard is effective for business combinations with an acquisition date that is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Russell Hobbs has not yet evaluated the impact of adopting this standard on its financial position, results of operations, or cash flows.

In June 2009, the FASB issued FAS No. 168, “The FASB Accounting Standards Codification (Codification) and the Hierarchy of GAAP” (FAS No. 168), which replaces FAS No. 162, “The Hierarchy of GAAP” and establishes the Codification as the single source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. SEC rules and interpretive releases are also sources of authoritative GAAP for SEC registrants. FAS No. 168 modifies the GAAP hierarchy to include only two levels of GAAP: authoritative and non-authoritative. FAS No. 168 is effective beginning for periods ended after September 15, 2009. As FAS No. 168 is not intended to change or alter existing GAAP, Russell Hobbs does not expect the implementation to impact its financial condition, results of operations or cash flows.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current year’s presentation. These reclassifications relate primarily to the presentation of discontinued operations, the presentation of earnings per share and the presentation of foreign exchange gain and loss as a component of other expense (income).

NOTE 2 —	MERGERS AND ACQUISITIONS

Harbinger Going Private Acquisition of Russell Hobbs

In September 2008, Harbinger and its affiliate, Grill Acquisition Corporation, a Delaware corporation (“Acquisition Co.”), announced their intent to engage in a going-private transaction for Russell Hobbs by means of a short-form merger of Acquisition Co. with and into Russell Hobbs. At such time, Harbinger owned approximately 94% of Russell Hobbs’ outstanding common stock.

The merger of Acquisition Co. with and into Russell Hobbs pursuant to Delaware law became effective on December 9, 2008 (the “Effective Date”). Russell Hobbs was the legal entity that survived the merger.

Upon the consummation of the merger, each outstanding share of Russell Hobbs common stock (other than shares held by Acquisition Co.) were cancelled and automatically converted into the right to receive $0.75 per share in cash, without interest.

As a result of the merger, Harbinger owned 100% of the outstanding shares of Russell Hobbs common stock.

Merger of Applica and Salton

In December 2007, the stockholders of legacy Salton approved all matters necessary for the merger of SFP Merger Sub, Inc., a Delaware corporation and a wholly owned direct subsidiary of Salton (“Merger Sub”), with and into APN Holdco, the parent of Applica (the “Merger”). As a result of the merger, Applica became a wholly-owned subsidiary of Salton. The merger was consummated pursuant to an Agreement and Plan of Merger dated as of October 1, 2007 by and among Salton, Merger Sub and APN Holdco. As a result

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Notes to Consolidated Financial Statements — (Continued)

of the merger, Applica became a wholly-owned subsidiary of Salton. In December 2009, the combined company (formerly known as Salton, Inc.) changed its name to Russell Hobbs, Inc.

Immediately prior to the merger, Harbinger Capital Partners Master Fund I, Ltd. owned 75% of the outstanding shares of common stock of Applica and Harbinger Capital Partners Special Situations Fund, L.P. owned 25% of the outstanding shares of common stock of Applica. Pursuant to the merger agreement, all of the outstanding shares of common stock of Applica held by Harbinger were converted into an aggregate of 595,500,405 shares of Salton common stock.

In connection with the consummation of the merger, Salton amended the terms of its Series A Voting Convertible Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), and the terms of its Series C Nonconvertible (Non-Voting) Preferred Stock, par value $0.01 per share (the “Series C Preferred Stock”), to provide for the automatic conversion immediately prior to the effective time of the merger of each share of Series A Preferred Stock into 2,197.49 shares of Salton common stock and of each share of Series C Preferred Stock into 249.56 shares of Salton common stock.

Immediately prior to the effective time of the merger, Harbinger owned an aggregate of 30,000 shares of Series A Preferred Stock of Salton and 47,164 shares of Series C Preferred Stock of Salton. All of the outstanding shares of Series A Preferred Stock were converted at the effective time of the merger into an aggregate of 87,899,600 shares of Salton common stock (65,924,700 of which were issued to Harbinger). In addition, all of the outstanding shares of Series C Preferred Stock were converted at the effective time of the merger into an aggregate of 33,744,755 shares of Salton common stock (11,770,248 of which were issued to Harbinger).

In connection with the consummation of the merger, and pursuant to the terms of a Commitment Agreement dated as of October 1, 2007 by and between Salton and Harbinger, Harbinger purchased from Salton 110,231.336 shares of a new series of Salton’s preferred stock, the Series D Nonconvertible (Non Voting) Preferred Stock (the “Series D Preferred Stock”), having an initial liquidation preference of $1,000 per share. Pursuant to the Commitment Agreement, Harbinger paid for the Series D Preferred Stock by surrendering to Salton $14,989,000 principal amount of Salton’s 12 1/4% Series Subordinated Notes due 2008 (the “2008 Notes”) and $89,606,859 principal amount of Salton Second Lien Notes, together with all applicable change of control premiums and accrued and unpaid interest thereon through the closing of the merger. Each share of Series D Preferred Stock has an initial liquidation preference of $1,000 per share and the holders thereof are entitled to cumulative dividends payable quarterly at an annual rate of 16%. The Series D preferred stock must be redeemed in cash by Salton on the earlier of the date Salton is acquired or the six year anniversary of the original date of issuance at a value of 100% of the liquidation preference plus all accrued dividends.

Immediately after the issuance of shares of Salton common stock in connection with the merger and related transactions, and the issuance of shares of Series D Preferred Stock, Harbinger beneficially owned approximately 92% of the outstanding shares of Salton common stock (including 701,600 shares of Salton common stock owned by Harbinger immediately prior to the merger) and all of the outstanding shares of Series D Preferred Stock. As of June 30, 2008, Harbinger beneficially owned approximately 94% of the outstanding shares of Salton common stock.

Immediately prior to the effective time of the merger, Salton filed with the Secretary of State of Delaware an amendment to its Restated Certificate of Incorporation to increase the number of authorized shares of Salton common stock to one billion.

In connection with the consummation of the merger, Salton repaid in full all obligations and liabilities owing under: (i) that certain Amended and Restated Credit Agreement, dated as of May 9, 2003 and amended and restated as of June 15, 2004 (the “Wells Fargo Credit Agreement”), by and among the financial institutions identified on the signature pages thereof (the “Lenders”), Wells Fargo Foothill, Inc., as administrative agent

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Notes to Consolidated Financial Statements — (Continued)

and collateral agent for the Lenders, Silver Point Finance, LLC, as the co-agent, syndication agent, documentation agent, assigner and book runner, Salton, each of Salton’s subsidiaries identified on the signature pages thereof as Borrowers and each of Salton’s subsidiaries identified on the signature pages thereof as Guarantors; and (ii) that certain Credit Agreement dated as of August 26, 2005 among the financial institutions named therein, as the lenders, The Bank of New York, as the agent, Salton and each of its subsidiaries that are signatories thereto, as the borrowers, and each of its other subsidiaries that are signatories thereto, as guarantors.

The pay-off of the Wells Fargo Credit Agreement included a make-whole fee of $14 million.

The warrant to purchase 719,320 shares of Salton common stock held by SPCP Group, LLC, an affiliate of Silver Point Finance, LLC, expired upon consummation of the merger and is no longer exercisable.

In connection with the consummation of the merger, Salton entered into:

(i) a Third Amended and Restated Credit Agreement dated as of December 28, 2007 (the “North American Credit Facility”) by and among the financial institutions named therein as lenders, Bank of America, N.A., as administrative agent and collateral agent, Salton and each of Salton’s subsidiaries identified on the signature pages thereof as borrowers and each of Salton’s subsidiaries identified on the signature pages thereof as guarantors, that provides for a 5-year $200 million revolving credit facility (which was subsequently reduced to $150 million);

(ii) a Term Loan Agreement dated as of December 28, 2007 (the “Term Loan”) by and among the financial institutions named therein as lenders, Harbinger Capital Partners Master Fund I, Ltd., as administrative agent and collateral agent, Salton and each of Salton’s subsidiaries identified on the signature pages thereof as borrowers and each of Salton’s subsidiaries identified on the signature pages thereof as guarantors, that provided for a 5-year $110 million term loan facility (which was subsequently increased to $140 million); and

(iii) a Second Amended and Restated Agreement dated as of December 28, 2007 (the “European Credit Facility”) by and among Burdale Financial Limited, as an arranger, agent and security trustee, Salton Holdings Limited, Salton Europe Limited and each of Salton’s other subsidiaries identified on the signature pages thereof as borrowers, that provides for a 5-year £40.0 million (approximately $65.8 million as of June 30, 2009) credit facility, which includes a revolving credit facility with an aggregate notional maximum availability of £30.0 million (approximately $49.4 million as of June 30, 2009) and two term loan facilities (one related to real property and the other to intellectual property of the European subsidiary group) of £3.5 million and £5.8 million (approximately $4.8 million and $8.4 million, respectively, as of June 30, 2009).

The purchase price allocated to the merger was determined as follows:

(In thousands)

Fair value of Salton common stock(1)	$3,919
Debt repayment and accrued interest and associated fees	258,041
Fees and expenses	10,765

$272,725

(1)	The fair value of the common stock outstanding was based on the average closing price for the period beginning two days prior to, and ending two days after, the execution of the merger agreement on October 1, 2007.

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Notes to Consolidated Financial Statements — (Continued)

For accounting purposes, Applica was deemed to be the accounting acquirer. A summary of the final purchase price and the allocation to the acquired net assets of legacy Salton is as follows:

(In thousands)

Accounts receivable, net	$98,429
Inventories	87,637
Other current assets	74,604
Property, plant and equipment	19,343
Identifiable intangible assets	180,200
Other assets	9,438
Accounts payable	(90,445)
Accrued expenses	(77,003)
Other current liabilities	(67,732)
Other long-term liabilities	(32,022)
Deferred tax liability	(32,960)
Goodwill (Household Products segment)	103,236

Total purchase price	$272,725

Purchase accounting reserves were approximately $8 million and primarily consist of approximately $5 million of severance and certain change-in-control contractual payments and approximately $3 million of shutdown costs. Management’s plans to exit certain activities of legacy Salton were substantially completed by June 30, 2008. Management expects to pay these items over the next four years.

Russell Hobbs accrued certain liabilities in accrued expenses relating to the exit of certain activities, the termination of employees and the integration of operations in conjunction with the merger, which were included in the allocation of the acquisition cost as follows:

	Amount					Amount
	Accrued as of					Accrued as of
	June 30,	Additional	Amount	Other		June 30,
	2008	Accruals	Paid	Adjustments		2009
	(In thousands)

Severance and related expenses	$2,189	$—	$(1,049)	$(640	)(1)	$500
Unfavorable lease and other	2,522	2,253	(2,388)	30		2,417

Total	$4,711	$2,253	$(3,437)	$(610)		$2,917

(1)	The reduction in the year ended June 30, 2009 was due to Russell Hobbs’ determination that certain accruals were no longer necessary.

	Amount				Amount
	Accrued as of				Accrued as of
	December 31,	Additional	Amount	Other	June 30,
	2007	Accruals	Paid	Adjustments	2008
	(In thousands)

Severance and related expenses	$5,194	$985	$(2,308)	$(1,682)	$2,189
Unfavorable lease and other	2,798	1,525	(1,801)	—	2,522

Total	$7,992	$2,510	$(4,109)	$(1,682)	$4,711

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Notes to Consolidated Financial Statements — (Continued)

In connection with the merger, identified intangibles of Salton were acquired with the following estimated useful lives:

		Weighted
	Initial	Average
	Value	Useful Life
	(Dollars in thousands)

License agreements	$8,690	9 years
Tradenames	$171,510	Indefinite

The weighted average useful life of the intangible assets subject to amortization is nine years.

After the allocation of the purchase price to these intangibles, the portion of the purchase price in excess of the fair value of assets and liabilities acquired was $103.2 million. For tax purposes, this goodwill, as well as the other intangible assets, is not deductible. For the next five years, the expected amortization expense related to these intangibles will be $1.0 million per year.

The goodwill noted above is attributable to management’s belief that the merger would expand and better serve the markets served by each company prior to the merger and will result in greater long-term growth opportunities than either company had operating alone. Management believed that the combination would provide it with the scale, size and flexibility to better compete in the marketplace and position it to:

•	create an industry leader by blending complementary assets, skills and strengths;

•	result in a larger company with greater market presence and more diverse product offerings;

•	leverage complementary brand names;

•	offer access to a broader range of product categories by providing a more comprehensive portfolio of product offerings;

•	provide opportunities for international expansion;

•	have greater potential to access capital markets; and

•	take advantage of financial synergies.

In connection with the merger, Russell Hobbs incurred $1.0 million and $17.9 million in integration and transition-related costs for the years ended June 30, 2009 and 2008, respectively. These costs were primarily related to the integration and transition of the North American operations of legacy Salton and Applica.

Effective with the merger, Russell Hobbs changed its fiscal year end to June 30 and the interim quarterly periods to the last day of the respective quarter. Salton’s fiscal year previously ended on the Saturday closest to June 30 th and the interim quarterly period ended on the Saturday closest to the last day of the respective quarter. In anticipation of the merger, Applica changed its fiscal year from December 31 to June 30.

Harbinger Acquisition of Applica

On January 23, 2007, Applica was acquired by affiliates of Harbinger, pursuant to the Agreement and Plan of Merger, dated October 19, 2006, as subsequently amended, by and among Applica, APN Holdco, and APN Mergersub, Inc., a Florida corporation (“MergerSub”).

The acquisition was consummated on January 23, 2007 by the merger of MergerSub with and into Applica with Applica continuing as the surviving corporation and a wholly owned subsidiary of APN Holdco. Harbinger acquired all of the outstanding shares of Applica (other than shares held by it prior to the acquisition) for $8.25 per share.

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Notes to Consolidated Financial Statements — (Continued)

The determination of the purchase price was as follows:

(In thousands)

Purchase of remaining shares	$125,592
Cost basis in Applica prior to acquiring remaining shares	25,786
Debt repayment and associated fees and accrued interest	77,197
Fees and expenses	14,200

$242,775

As required under the provisions of Statement of Financial Accounting Standards No. 141 “Business Combinations”, the change in ownership required an allocation of the purchase price to the fair value of assets and liabilities. A summary of the purchase price and the allocation to the acquired net assets of Applica is as follows:

(In thousands)

Accounts receivable, net	$119,421
Inventories	118,380
Other current assets	18,376
Property, plant and equipment	15,441
Goodwill (Household Products segment)	72,608
Customer relationships	2,310
Other identifiable intangible assets	60,060
Other assets	9,404
Accounts payable	(42,616)
Accrued expenses	(45,722)
Current taxes payable	(4,387)
Senior credit facility	(73,660)
Deferred tax liability	(23,701)
Valuation allowance	16,861

$242,775

In connection with the acquisition of Applica by Harbinger, Applica identified intangibles acquired with the following estimated useful lives:

		Weighted
	Initial	Average
	Value	Useful Life
	(Dollars in thousands)

Customer relationships	$2,310	9 years
Tradenames	$18,000	Indefinite
Patents	$8,240	12 years
Black & Decker® license agreement	$33,820	9 years

The weighted average useful life of the intangible assets subject to amortization is 9.56 years.

After the allocation of the purchase price to these intangibles, purchase price remained in excess of the fair value of assets and liabilities acquired by Harbinger in the amount of $72.6 million. This amount was subsequently reduced by $13.4 million due to the May 2007 sale of Applica’s Professional Personal Care segment. This goodwill was attributable to the general reputation of the business and the collective experience

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Notes to Consolidated Financial Statements — (Continued)

of the management and employees. For tax purposes, this goodwill, as well as the other intangible assets, is not deductible.

Upon the close of the acquisition of Applica by Harbinger, Applica’s $20 million term loan with Mast Capital was paid in full, including a $400,000 prepayment penalty.

In addition, all stock option plans were terminated and stock options with a per share exercise price of less than $8.25 were exchanged for cash, without interest, equal to the excess of $8.25 over the applicable per share exercise price for each such stock option, multiplied by the aggregate number of shares of common stock into which the applicable stock option was exercisable. Options with a per share exercise price equal to or in excess of $8.25 were cancelled.

In connection with the acquisition of Applica by Harbinger, a voluntary redemption was offered to the holders of Applica’s 10% notes in February 2007, which included a 1% change-in-control premium. In February 22, 2007, $55.3 million of the notes were voluntarily redeemed. The total premium paid was $0.6 million. The remaining $0.5 million of the notes was redeemed on February 26, 2007 at par.

Harbinger reimbursed Applica $1.4 million for fees and other acquisition-related expenses incurred by it in 2006 directly related to the acquisition.

On January 23, 2007, Applica shares of common stock ceased trading on the New York Stock Exchange.

Other Intangible Assets

The components of Russell Hobbs’ intangible assets were as follows:

	June 30, 2009			June 30, 2008
	Weighted
	Average	Gross		Gross
	Amortization	Carrying	Accumulated	Carrying	Accumulated
	Period	Amount	Amortization	Amount	Amortization
	(Years)	(In thousands)

Licenses	9	$42,510	$(10,530)	$42,510	$(5,806)
Trade names(1)	Indefinite	166,554	—	182,433	—
Patents	12	8,240	(1,659)	8,240	(973)
Customer relationships	9	2,310	(620)	2,310	(364)

		$219,614	$(12,809)	$235,493	$(7,143)

(1)	The decrease in the gross carrying amount of trade names in the year ended June 30, 2009 was solely attributable to foreign currency translation, as certain significant trade names are recorded on the books of Russell Hobbs’ European subsidiary.

Amortization expense related to intangible assets was $5.7 million and $5.2 million in the years ended June 30, 2009 and 2008, respectively. The following table provides information regarding estimated amortization expense for each of the following years ended June 30:

(In thousands)

2010	$5,667
2011	$5,667
2012	$5,667
2013	$5,667
2014	$5,667
Thereafter	$11,916

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Notes to Consolidated Financial Statements — (Continued)

NOTE 3 —	COMMITMENTS AND CONTINGENCIES

Litigation and Other Matters

NACCO Litigation.  A subsidiary of Russell Hobbs is a defendant in NACCO Industries, Inc. et al. v. Applica Incorporated et al., Case No. C.A. 2541-N, which was filed in the Court of Chancery of the State of Delaware on November 13, 2006.

The original complaint in this action alleged a claim for breach of contract against Applica, and a number of tort claims against certain entities affiliated with Harbinger. The claims related to the termination of the merger agreement between Applica and NACCO Industries, Inc. and one of its affiliates following Applica’s receipt of a superior merger offer from Harbinger. On October 22, 2007, the plaintiffs filed an amended complaint asserting claims against Applica for breach of contract and breach of the implied covenant of good faith relating to the termination of the NACCO merger agreement and asserting various tort claims against Harbinger. The original complaint initially sought specific performance of the NACCO merger agreement or, in the alternative, damages. The amended complaint, however, seeks only damages. In light of the consummation of Applica’s merger with affiliates of Harbinger in January 2007, Russell Hobbs believes that any claim for specific performance is moot. Applica filed a motion to dismiss the amended complaint in December 2007. Rather than respond to the motion to dismiss the amended complaint, NACCO filed a motion for leave to file a second amended complaint, which was granted in May 2008. Applica has moved to dismiss the second amended complaint, which motion is currently pending.

Russell Hobbs believes that the action is without merit and intends to defend vigorously, but may be unable to resolve the disputes successfully without incurring significant expenses.

Asbestos Matters.  Applica is a defendant in three asbestos lawsuits in which the plaintiffs have alleged injury as the result of exposure to asbestos in hair dryers distributed by Applica over 20 years ago. Although Applica never manufactured such products, asbestos was used in certain hair dryers sold by it prior to 1979. There are numerous defendants named in these lawsuits, many of whom actually manufactured asbestos containing products. Russell Hobbs believes that the action is without merit and intends to defend vigorously, but may be unable to resolve the disputes successfully without incurring significant expenses. At this time, Russell Hobbs does not believe it has coverage under its insurance policies for the asbestos lawsuits.

Environmental Matters.  Prior to 2003, Toastmaster Inc., a subsidiary of Russell Hobbs, manufactured certain of its products at facilities that it owned in the United States and Europe. Toastmaster is investigating or remediating historical contamination at the following sites:

•	Kirksville, Missouri. Soil and groundwater contamination by trichloroethylene has been identified at the former manufacturing facility in Kirksville, Missouri. Toastmaster has entered into a Consent Agreement with the Missouri Department of Natural Resources (“MDNR”) regarding the contamination.

•	Laurinburg, North Carolina. Soil and groundwater contamination by trichloroethylene has been identified at the former manufacturing facility in Laurinburg, North Carolina. A groundwater pump and treat system has operated at the site since 1993.

•	Macon, Missouri. Soil and groundwater contamination by trichloroethylene and petroleum have been identified at the former manufacturing facility in Macon, Missouri. The facility is participating in the Missouri Brownfields/Voluntary Cleanup Program.

Additionally, Toastmaster has been notified of its potential liability for cleanup costs associated with the contaminated Missouri Electric Works Superfund Site in Cape Girardeau, Missouri. Toastmaster had previously been notified by the EPA of its possible liability in 1990 and joined a group of potentially responsible parties (“PRPs”) to respond to the EPA claims. Those matters were resolved. The PRPs have also responded to the

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Notes to Consolidated Financial Statements — (Continued)

EPA’s latest claims by denying liability and asserting affirmative defenses. Russell Hobbs believes that, based on available records, Toastmaster’s share of any liability would only be approximately 0.5% of the total liability.

The discovery of additional contamination at these or other sites could result in significant cleanup costs. These liabilities may not arise, if at all, until years later and could require Russell Hobbs to incur significant additional expenses, which could materially adversely affect its results of operations and financial condition. At June 30, 2009, Russell Hobbs had accrued $6.2 million for environmental matters. Russell Hobbs believes that any remaining exposure not already accrued for should be immaterial.

Other Matters.  Russell Hobbs is subject to legal proceedings, product liability claims and other claims that arise in the ordinary course of its business. In the opinion of management, the amount of ultimate liability, if any, in excess of applicable insurance coverage, is not likely to have a material effect on its financial condition, results of operations or liquidity. However, as the outcome of litigation or other claims is difficult to predict, significant changes in the estimated exposures could occur.

As a distributor of consumer products, Russell Hobbs is also subject to the Consumer Products Safety Act, which empowers the Consumer Products Safety Commission (CPSC) to exclude from the market products that are found to be unsafe or hazardous. Russell Hobbs receives inquiries from the CPSC in the ordinary course of its business.

Russell Hobbs may have certain non-income tax-related liabilities in a foreign jurisdiction. Based on the advice of legal counsel, Russell Hobbs believes that it is possible that the tax authority in the foreign jurisdiction could claim that such taxes are due, plus penalties and interest. Currently, the amount of potential liability cannot be estimated, but if assessed, it could be material to its financial condition, results of operations or liquidity. However, if assessed, Russell Hobbs intends to vigorously pursue administrative and judicial action to challenge such assessment, however, no assurances can be made that it will ultimately be successful.

Employment and Other Agreements

Russell Hobbs has an employment agreement with its President and Chief Executive Officer. This contract terminates on May 1, 2010, but will be automatically extended each year for an additional one-year period unless prior written notice of an intention not to extend is given by either party at least 30 days’ prior to the applicable termination date. The agreement provides for minimum annual base salary in addition to other benefits and equity grants at the discretion of the Board of Directors. Under the agreement, the executive is entitled to an annual performance bonus based upon Russell Hobbs’ achievement of certain objective earnings goals. The target amount of the performance bonus is 50% of base salary.

The agreement contains certain non-competition, non-disclosure and non-solicitation covenants. The executive can be terminated for cause, in which case all obligations of Russell Hobbs under the agreement immediately terminate, or without cause, in which case he is entitled to a lump sum payment equal to the one and one-half times his severance base. If, at any time during the term of the agreement, (1) the executive is terminated without cause or (2) if he terminates his employment under specific circumstances, including a change in control of Russell Hobbs, the company must pay him a lump sum equal to one and one-half times his severance base. The term “severance base” is defined in the agreement as the sum of (1) the executive’s base salary, plus (2) the higher of (a) the target-level incentive bonus for the year during which the termination occurs and (b) the average of the incentive bonuses paid to the executive for the three years immediately preceding the year in which the termination occurs.

Russell Hobbs also has an employment agreement with its President and General Manager of the Americas Division. This contract terminates on May 1, 2012 but will be automatically extended each year for an additional one-year period unless prior written notice of an intention not to extend is given by either party

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Notes to Consolidated Financial Statements — (Continued)

at least 60 days prior to the applicable termination date. The agreement provides for minimum annual base salary in addition to other benefits and equity at the discretion of the Board of Directors. Under the agreement, the executive is entitled to an annual performance bonus based upon Russell Hobbs’ achievement of certain objective earnings goals. The target amount of the performance bonus is 50% of base salary.

The agreement contains certain non-competition, non-disclosure and non-solicitation covenants. The executive can be terminated for cause, in which case all obligations of Russell Hobbs under the agreement immediately terminate, or without cause, in which case she is entitled to a lump sum payment equal to the one and one-half times her severance base. If, at any time during the term of the agreement, (1) the executive is terminated without cause or (2) if she terminates her employment under specific circumstances, including a change in control of Russell Hobbs, the company must pay her a lump sum equal to one and one-half times her severance base. The term “severance base” is defined in the agreement as the sum of (1) the executive’s base salary, plus (2) the higher of (a) the target-level incentive bonus for the year during which the termination occurs and (b) the average of the incentive bonuses paid to the executive for the three years immediately preceding the year in which the termination occurs.

Russell Hobbs has also entered into change-in-control agreements with certain of its other executive officers.

In June 2005, one of Russell Hobbs’ subsidiaries entered into a managed services agreement with Auxis, Inc., an information technology services firm. Pursuant to such agreement, Auxis is responsible for managing Russell Hobbs’ information technology infrastructure (including telecommunications, networking, data centers and the help desk) in North America and China. The agreement expires in June 2011 and provides for payments of approximately $0.2 million per month depending on the services required by Russell Hobbs The agreement provides for early termination fees if Russell Hobbs terminates such agreement without cause, which fees decrease on a yearly basis from a maximum of 50% of the contract balance to a minimum of 25% of the contract balance.

In December 2007, one of Russell Hobbs’ subsidiaries entered into a services agreement with Weber Distribution LLC for the provision of distribution related services at its Redlands, California warehouse. Such agreement was amended in May 2009 to add both Russell Hobbs’ Little Rock, Arkansas warehouse and its warehouse in Toronto, Canada. The agreement terminates in March 2013 and will renew on the mutual agreement of the parties. Minimum payments pursuant to such agreement total approximately $0.8 million per month.

Leases

Russell Hobbs has non-cancelable operating leases for offices, warehouses and office equipment. The leases expire over the next twenty years and contain provisions for certain annual rental escalations. Future minimum payments under Russell Hobbs’ non-cancelable long-term operating leases were as follows:

(In thousands)

2010	$12,234
2011	9,592
2012	7,834
2013	5,954
2014	2,728
Thereafter	19,593

$57,935

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Notes to Consolidated Financial Statements — (Continued)

Rent expense from continuing operations for the years ended June 30, 2009 and 2008, totaled approximately $14.8 million and $8.7 million, respectively. Rent expense includes car rental and equipment expense.

License Agreements

Russell Hobbs licenses the Black & Decker® brand in North America, Latin America (excluding Brazil) and the Caribbean for four core categories of household appliances: beverage products, food preparation products, garment care products and cooking products. In December 2007, Russell Hobbs and The Black & Decker Corporation extended the trademark license agreement through December 2012, with an automatic extension through December 2014 if certain milestones are met regarding sales volume and product return. Under the agreement as extended, Russell Hobbs agreed to pay The Black & Decker Corporation royalties based on a percentage of sales, with minimum annual royalty payments as follows:

• Calendar Year 2009: $14,000,000

• Calendar Year 2010: $14,500,000

• Calendar Year 2011: $15,000,000

• Calendar Year 2012: $15,000,000

The agreement also requires Russell Hobbs to comply with minimum annual return rates for products. If The Black & Decker Corporation does not agree to renew the license agreement, Russell Hobbs has 18 months to transition out of the brand name. No minimum royalty payments will be due during such transition period. The Black & Decker Corporation has agreed not to compete in the four core product categories for a period of five years after the termination of the license agreement. Upon request, The Black & Decker Corporation may elect to extend the license to use the Black & Decker ® brand to certain additional products. Black & Decker has approved several extensions of the license to additional categories including home environment and pest.

Russell Hobbs licenses the Farberware® brand from the Farberware Licensing Company in the United States, Canada and Mexico for several types of household appliances, including beverage products, food preparation products, garment care products and cooking products. The term of the license is through 2010 and can be renewed for additional periods upon the mutual agreement of both parties. Under the agreement, Russell Hobbs agreed to pay Farberware Licensing Company royalties based on a percentage of sales, with minimum annual royalty payments for the year ended June 30, 2009 of $1.4 million and for the year ended June 30, 2010 of $1.5 million.

Russell Hobbs owns the LitterMaid® trademark for self-cleaning litter boxes and has extended the trademark for accessories such as litter, a litterbox privacy tent and waste receptacles. Russell Hobbs owns two patents and has exclusive licenses to three other patents covering the LitterMaid ® litter box, which require Russell Hobbs to pay royalties based on a percentage of sales. The license agreements are for the life of the applicable patents and do not require minimum royalty payments. The patents have been issued in the United States and a number of foreign countries.

Russell Hobbs maintains various other licensing and contractual relationships to market and distribute products under specific names and designs. These licensing arrangements generally require certain license fees and royalties. Some of the agreements contain minimum sales requirements that, if not satisfied, may result in the termination of the agreements.

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Notes to Consolidated Financial Statements — (Continued)

NOTE 4 —	ACCRUED EXPENSES

Accrued expenses were summarized as follows:

	June 30,	June 30,
	2009	2008
	(In thousands)

Promotions, co-op and other advertising allowances	$18,078	$25,760
Chargebacks	1,403	1,855
Salaries and bonuses	5,792	10,146
Warranty	8,950	8,030
Environmental liability	6,193	6,300
Product liability	3,963	4,496
Freight	3,685	2,246
Royalty	3,371	3,467
Other	21,858	41,137

	$73,293	$103,437

NOTE 5 —	STOCK-BASED COMPENSATION

Russell Hobbs may grant various equity awards to employees and directors under the 2007 Omnibus Equity Award Plan, including incentive and non-qualified stock options, restricted stock units and stock appreciation rights. The terms of the equity awards granted under the plan are determined by the Board of Directors at the time of grant, including the exercise price, if applicable, the term of the award and any restrictions on the exercisability of the award.

As of June 30, 2009, Russell Hobbs had 2,250,000 non-qualified stock options outstanding, all of which were granted in the 2008 fiscal year and are subject to performance based vesting related to the financial performance of the Water Products segment. In addition, Russell Hobbs has 23,950,000 restricted stock units outstanding, all of which were issued in fiscal 2009 and vest only upon a change in control of Russell Hobbs As of June 30, 2009, Russell Hobbs had approximately 174 million equity awards available to be granted under the plan. The grant date fair value of the restricted stock units was $8.2 million. This amount will be recorded as an expense only if and when a change in control event takes place.

Russell Hobbs accounts for stock-based compensation under FASB Statement No. 123(R), “Share-Based Payment” (“SFAS 123(R)”), which requires all share-based payments to employees to be recognized in the financial statements as compensation expense, based on the fair value on the date of grant, and recognized from the date of grant over the applicable vesting period. Russell Hobbs uses the Black-Scholes option-pricing model to determine fair value of stock options on the date of grant.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. Russell Hobbs’ specific weighted-average assumptions for the risk-free interest rate, expected volatility and expected dividend yield are discussed below. Additionally, under SFAS 123R, Russell Hobbs is required to estimate pre-vesting forfeitures for purposes of determining compensation expense to be recognized. Future expense amounts for any quarterly or annual period could be affected by changes in Russell Hobbs’ assumptions or changes in market conditions.

In connection with the adoption of SFAS No. 123R, Russell Hobbs has determined the expected term of stock options granted using the simplified method as discussed in Section D, Certain Assumptions Used in Valuation Methods, of SEC Staff Accounting Bulletin (“SAB”) No. 107, as amended by SAB 110, as Russell Hobbs does not have sufficient information regarding exercise behavior. Based on the results of applying the

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Notes to Consolidated Financial Statements — (Continued)

simplified method, Russell Hobbs has determined six years is an appropriate expected term for awards with three-year graded vesting and six-and-a- half years for awards with five-year graded vesting.

The risk-free interest rate is based on the U.S. Treasury yield for the same period as the expected term at the time of the grant. The expected volatility is based on historical volatility. The fair value of each option granted under the stock option plans was estimated on the date of grant using the Black-Scholes option-pricing model based on the following assumptions:

	Year Ended	Year Ended
	June 30, 2009	June 30, 2008

Expected dividend yield	0.00%	0.00%
Expected volatility	50.52%	56.17% — 91.70%
Risk-free interest rate	1.47%	3.01% — 3.66%
Expected term of options in years	2.5	6 — 6.5

A summary of Russell Hobbs’ stock options as of and during the year ended June 30, 2009 is as follows:

			Weighted-
		Weighted-	Average	Total
		Average	Remaining	Intrinsic
		Exercise	Contractual	Value
	Shares (000)	Price	Term (Years)	(000)

Outstanding at beginning of year	9,528	$1.17
Granted	411	$0.20
Repurchased	(6,979)	$0.69
Forfeited	(710)	$9.23

Outstanding at end of year	2,250	$0.24	9.03	$225

Options exercisable at end of year	—	—	—	—

As of June 30, 2009, there was no unrecognized compensation cost related to unvested stock options.

The weighted average grant date fair value of stock options granted was not material for the years ended June 30, 2009 and 2008. The total intrinsic value of stock options exercised was zero for the years ended June 30, 2009 and 2008.

Russell Hobbs recorded $1.2 million and zero in stock compensation expense for the years ended June 30, 2009 and 2008, respectively.

In September 2008, Harbinger and its affiliate, Grill Acquisition Corporation, a Delaware corporation (“Acquisition Co.”), announced their intent to engage in a going-private transaction for Russell Hobbs by means of a short-form merger of Acquisition Co. with and into Russell Hobbs Any stock options not exercised prior to the merger, except options granted in 2008 under the Russell Hobbs 2007 Omnibus Equity Award Plan to acquire 2,250,000 shares of common stock subject to performance based vesting, were cancelled and exchanged into the right to receive a cash payment equal to the fair value of such stock options as determined using a Black-Scholes valuation model (as determined by Russell Hobbs based on the final closing price of Russell Hobbs common stock) less any applicable withholding taxes, which ranged from approximately $0.69 to $0.71 per share. In connection with this transaction, Russell Hobbs recorded stock-based compensation expense of approximately $1.0 million in December 2008.

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Notes to Consolidated Financial Statements — (Continued)

NOTE 6 —	PROPERTY, PLANT AND EQUIPMENT

The following is a summary of property, plant and equipment:

		June 30,	June 30,
	Useful Lives	2009	2008
	(Dollars in thousands)

Land(1)	NA	$5,347	$6,338
Building(1)	39.5 years	1,810	2,145
Computer equipment	3 - 7 years	10,339	9,985
Equipment and other	3 - 5 years	11,363	7,541
Leasehold improvements	8 - 10 years(2)	2,021	1,873

Total		30,880	27,882
Less accumulated depreciation		10,004	3,792

Total		$20,876	$24,090

(1)	The decrease in the gross carrying amount of land and building in the year ended June 30, 2009 was solely attributable to foreign currency translation as these assets are recorded on the books of Russell Hobbs’ European subsidiary.

(2)	Shorter of remaining term of lease or useful life.

NOTE 7 —	SENIOR SECURED CREDIT FACILITY, LETTERS OF CREDIT AND LONG-TERM DEBT

North American Credit Facility.  Russell Hobbs has a $150 million asset-based senior secured revolving credit facility maturing in December 2012. The facility includes an accordion feature which permits Russell Hobbs to request an increase in the aggregate revolver amount by up to $75 million.

At Russell Hobbs’ option, interest accrues on the loans made under the North American credit facility at either:

•	LIBOR (adjusted for any reserves), plus a specified margin (determined by Russell Hobbs’ average quarterly availability and set at 2.5% on June 30, 2009), which was 2.81% on June 30, 2009; or

•	the Base Rate plus a specified margin (based on Russell Hobbs’ average quarterly availability and set at 1.5% on June 30, 2009), which was 4.75% on June 30, 2009.

The Base Rate is the greater of (a) Bank of America’s prime rate; (b) the Federal Funds Rate for such day, plus 0.50%; or (c) the LIBOR Rate for a 30-day interest period as determined on such day, plus 1.0%.

Advances under the facility are governed by Russell Hobbs’ collateral value, which is based upon percentages of eligible accounts receivable and inventories of its North American operations. Under the credit facility, Russell Hobbs must comply with a minimum monthly cumulative EBITDA covenant through December 31, 2008. Thereafter, if availability is less than $30,000,000, Russell Hobbs must maintain a minimum fixed charge coverage ratio of 1.0 to 1.0.

The credit facility contains a number of significant covenants that, among other things, restrict the ability of Russell Hobbs to dispose of assets, incur additional indebtedness, prepay other indebtedness, pay dividends, repurchase or redeem capital stock, enter into certain investments or create new subsidiaries, enter into sale and lease-back transactions, make certain acquisitions, engage in mergers or consolidations, create liens, or engage in certain transactions with affiliates, and that otherwise restrict corporate and business activities. At June 30, 2009, Russell Hobbs was in compliance with all covenants under the credit facility.

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Notes to Consolidated Financial Statements — (Continued)

The credit facility is collateralized by substantially all of the real and personal property, tangible and intangible, of Russell Hobbs and its domestic subsidiaries, as well as:

• a pledge of all of the stock of Russell Hobbs’s domestic subsidiaries;

• a pledge of not more than 65% of the voting stock of each direct foreign subsidiary of Russell Hobbs, Inc. and each direct foreign subsidiary of each domestic subsidiary of Russell Hobbs; and

• a pledge of all of the capital stock of any subsidiary of a subsidiary of Russell Hobbs that is a borrower under the credit facility, including Russell Hobbs’ Canadian subsidiary.

As of June 30, 2009 and 2008, Russell Hobbs had $52.7 million and $104.0 million, respectively, of borrowings outstanding. As of June 30, 2009, Russell Hobbs had $42.3 million available for future cash borrowings and had letters of credit of $4.1 million outstanding under its credit facility.

At September 30, 2009, Russell Hobbs had $42.2 million of borrowings outstanding, had $81.8 million available for future cash borrowings, and had letters of credit of $6.0 million outstanding under its North American credit facility.

European Credit Facility.  Russell Hobbs Holdings Limited, Russell Hobbs Limited and certain other European subsidiaries have a £40.0 million (approximately $65.8 million as of June 30, 2009) credit facility with Burdale Financial Limited. The facility consists of a revolving credit facility with an aggregate notional maximum availability of £30.0 million (approximately $49.4 million as of June 30, 2009) and two term loan facilities (one related to real property and the other to intellectual property of the European subsidiary group) of £2.8 million and £5.1 million (approximately $4.8 million and $8.4 million, respectively, as of June 30, 2009).

The credit agreement matures on December 31, 2012 and bears a variable interest rate of Bank of Ireland Base Rate (the “Base Rate”) plus 1.75% on the property term loan, the Base Rate plus 3% on the intellectual property term loan and the Base Rate plus 1.875% on the revolving credit loan (the “revolver loan”), in each case plus certain mandatory costs, payable on the last business day of each month. On June 30, 2009, these rates for borrowings were approximately 2.25%, 3.5% and 2.375% for the property term loan, the intellectual property term loan and the revolver loan, respectively.

The facility agreement contains a number of significant covenants that, among other things, restrict the ability of certain of Russell Hobbs’ European subsidiaries to dispose of assets, incur additional indebtedness, prepay other indebtedness, pay dividends, repurchase or redeem capital stock, enter into certain investments, make certain acquisitions, engage in mergers and consolidations, create liens, or engage in certain transactions with affiliates and otherwise restrict corporate and business activities. In addition, Russell Hobbs is required to comply with a fixed charge coverage ratio. Russell Hobbs was in compliance with all covenants as of June 30, 2009.

The facility agreement is secured by all of the tangible and intangible assets of certain foreign entities, a pledge of the capital stock of certain subsidiaries and is unconditionally guaranteed by certain of Russell Hobbs’ foreign subsidiaries.

As of June 30, 2009, under the revolver loan, Russell Hobbs had outstanding borrowings of £4.1 million (approximately $6.7 million) and £4.7 million (approximately $7.7 million) available for future cash borrowings. As of June 30, 2008, Russell Hobbs had outstanding borrowings of £5.9 million (approximately $11.8 million) and £5.3 million (approximately $10.7 million) available for future cash borrowings.

As of June 30, 2009, under the term loans, Russell Hobbs had a total of £8.0 million (approximately $13.1 million) of borrowings outstanding. As of June 30, 2008, under the term loans, Russell Hobbs had a total of £9.3 million (approximately $18.6 million) of borrowings outstanding. No principal amounts are due on the term loans until December 31, 2012.

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Notes to Consolidated Financial Statements — (Continued)

Brazil Term Loan.  In May 2008, Russell Hobbs’ Brazilian subsidiary entered into a two-year term loan facility with a local Brazilian institution. The facility’s maturity date was May 2010. The facility contained no prepayment penalty clause, was secured by certain local accounts receivables and bore interest at an annual rate of 17%. In August 2009, Russell Hobbs’ Brazilian subsidiary paid off the term loan in full.

Harbinger Term Loan.  On December 28, 2007, in connection with the merger between Salton and Applica, Russell Hobbs entered into a $110 million term loan due December 2012 with Harbinger. The term loan is secured by a lien on Russell Hobbs’ North American assets, which is subordinate to the North American credit facility. In April 2008, Russell Hobbs entered into an amendment to the term loan, which, among other things:

•	provided for the payment of interest by automatically having the outstanding principal amount increase by an amount equal to the interest due (the “PIK Option”) from January 31, 2008 through March 31, 2009;

•	provided Russell Hobbs the option, after March 31, 2009, to pay the interest due on such loan either (i) in cash or (ii) by the PIK Option;

•	increased the applicable borrowing margins by 150 basis points (the “Margin Increase”) as consideration for the right to have the PIK Option;

•	increased the outstanding loan amount by $15 million from $110 million to $125 million to fund general corporate purposes; and

•	provided Russell Hobbs a delayed draw option to draw down up to an additional $15 million in the next 24 months in installments of at least $5 million to fund general corporate expenses (which was subsequently drawn in the fourth fiscal quarter of 2008).

At Russell Hobbs’ option, interest accrues on the term loan at either (i) LIBOR plus 800 basis points, which was 8.32% at June 30, 2009, or (ii) Base Rate plus 700 basis points, which was 10.25% at June 30, 2009. The Base Rate is Bank of America’s prime rate.

The term loan amortizes in thirteen equal installments of $5.0 million each, on the last day of each September, December, March and June, commencing on September 30, 2009, with all unpaid amounts due at maturity. As of June 30, 2009, the outstanding principal balance and accrued interest of the term loan was approximately $161.5 million.

In the event that Russell Hobbs prepays the term loan at any time, in whole or in part, for any reason, prior to the stated termination date, it must pay an early termination fee equal to the following:

(i) 5.2% of the amount of term loan prepaid before December 28, 2009;

(ii) 3.9% of the amount of term loan prepaid on or after December 29, 2009 but on or prior to December 28, 2010;

(iii) 2.6% of the amount of term loan prepaid on or after December 29, 2010 but on or prior to December 28, 2011; and

(iv) 1.3% of the amount of term loan prepaid on or after December 29, 2011 but on or prior to the stated termination date.

Series D Preferred Stock.  In December 2008 in connection with the Salton and Applica merger, Russell Hobbs issued 110,231.336 shares of a new series of preferred stock, the Series D Nonconvertible (Non Voting) Preferred Stock (the “Series D Preferred Stock”) to Harbinger.

Ranking.  The Series D Preferred Stock ranks with respect to dividends and distributions of assets and rights upon the liquidation, winding up or dissolution of Russell Hobbs (a “Liquidation”) or a Sale Transaction

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Notes to Consolidated Financial Statements — (Continued)

(defined below) senior to all classes of common stock of Russell Hobbs and each other class or series of capital stock of Russell Hobbs which does not expressly rank pari passu with or senior to the Series D Preferred Stock (collectively, referred to as the “Junior Stock”).

Liquidation Preference.  Upon the occurrence of a Liquidation, the holders of shares of Series D Preferred Stock will be paid, prior to any payment or distribution to the holders of Junior Stock, for each share of Series D Preferred Stock held thereby an amount in cash equal to the sum of (x) $1,000 (as adjusted for stock splits, reverse stock splits, combinations, stock dividends, recapitalizations or other similar events of the Series D Preferred Stock, the “Series D Liquidation Preference”) plus, (y) all unpaid, accrued or accumulated dividends or other amounts due, if any, with respect to each share of Series D Preferred Stock.

“Sale Transaction” means (i) any merger, tender offer or other business combination in which the stockholders of Russell Hobbs owning a majority of the voting securities prior to such transaction do not own a majority of the voting securities of the surviving person, (ii) the voluntary sale, conveyance, exchange or transfer voting stock of Russell Hobbs if, after such transaction, the stockholders of Russell Hobbs prior to such transaction do not retain at least a majority of the voting power, or a sale of all or substantially all of the assets of Russell Hobbs; or (iii) the replacement of a majority of the board of directors of Russell Hobbs if the election or the nomination for election of such directors was not approved by a vote of at least a majority of the directors in office immediately prior to such election or nomination.

Dividends.  The holders of Series D Preferred Stock are entitled to receive when, as and if declared by the board of directors, out of funds legally available therefore, cumulative dividends at an annual rate equal to 16%, compounded quarterly, of the Series D Liquidation Preference. To the extent not paid, such dividends accrue on a daily basis and accumulate and compound on a quarterly basis from the original date of issuance, whether or not declared. As of June 30, 2009 and 2008, accrued dividends totaled approximately $29.5 million and $9.2 million, respectively.

Russell Hobbs cannot declare or pay any dividends on, or make any other distributions with respect to or redeem, purchase or otherwise acquire (other than a redemption, purchase or other acquisition of common stock made for purposes of, and in compliance with, requirements of an employee benefit plan or other compensatory arrangement) for consideration, any shares of any Junior Stock unless and until all accrued and unpaid dividends on all outstanding shares of Series D Preferred Stock have been paid in full.

Voting Rights.  The Series D Preferred Stock generally is not entitled or permitted to vote on any matter required or permitted to be voted upon by the stockholders of Russell Hobbs, except as otherwise required under the Delaware General Corporation Law or as summarized below. The approval of the holders of at least a majority of the outstanding shares of Series D Preferred Stock would be required to (i) authorize or issue any class of Senior Stock or Parity Stock, or (ii) amend the Certificate of Designations authorizing the Series D Preferred Stock or the Russell Hobbs certificate of incorporation, whether by merger, consolidation or otherwise, so as to affect adversely the specified rights, preferences, privileges or voting rights of holders of shares of Series D Preferred Stock. In those circumstances where the holders of Series D Preferred Stock are entitled to vote, each outstanding share of Series D Preferred Stock would entitle the holder thereof to one vote.

No Conversion Rights.  The Series D Preferred Stock is not convertible into Russell Hobbs common stock.

Mandatory Redemption.  On the earlier to occur of (i) a Sale Transaction or (ii) December 2013, each outstanding share of Series D Preferred Stock will automatically be redeemed (unless otherwise prevented by applicable law), at a redemption price per share equal to 100% of the Series D Liquidation Preference, plus all unpaid, accrued or accumulated dividends or other amounts due, if any, on the shares of Series D Preferred Stock. If Russell Hobbs fails to redeem shares of Series D Preferred Stock on the mandatory redemption date, then during the period from the mandatory redemption date through the date on which such shares are actually

Russell Hobbs, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

redeemed, dividends on such shares would accrue and be cumulative at an annual rate equal to 18%, compounded quarterly, of the Series D Liquidation Preference.

Due to the mandatory redemption feature provisions, the outstanding amounts of Series D Preferred Stock and the related accrued dividends are classified as a component of long-term liabilities in the balance sheet.

Series E Preferred Stock.  In August 2008, pursuant to a purchase agreement with Harbinger, Russell Hobbs issued 25,000 shares of Series E Nonconvertible (Non-Voting) Preferred Stock (“Series E Preferred Stock”) for a cash price of $1,000 per share. In November 2008, Harbinger purchased the remaining 25,000 shares of Series E Preferred Stock in cash for a purchase price of $1,000 per share.

Ranking.  The Series E Preferred Stock ranks with respect to dividends and distributions of assets and rights upon the liquidation, winding up or dissolution of Russell Hobbs (a “Liquidation”) or a Sale Transaction (defined below) pari passu to the Series D Preferred Stock and senior to all classes of common stock of Russell Hobbs and each other class or series of capital stock of Russell Hobbs which does not expressly rank pari passu with or senior to the Series E Preferred Stock (collectively, referred to as the “Junior Stock”).

Liquidation Preference.  Upon the occurrence of a Liquidation, the holders of shares of Series E Preferred Stock will be paid, pari passu with the holder of the Series D Preferred Stock and prior to any payment or distribution to the holders of Junior Stock, for each share of Series E Preferred Stock held thereby an amount in cash equal to the sum of (x) $1,000 (as adjusted for stock splits, reverse stock splits, combinations, stock dividends, recapitalizations or other similar events of the Series E Preferred Stock, the “Series E Liquidation Preference”) plus, (y) all unpaid, accrued or accumulated dividends or other amounts due, if any, with respect to each share of Series E Preferred Stock.

“Sale Transaction” means (i) any merger, tender offer or other business combination in which the stockholders of Russell Hobbs owning a majority of the voting securities prior to such transaction do not own a majority of the voting securities of the surviving person, (ii) the voluntary sale, conveyance, exchange or transfer voting stock of Russell Hobbs if, after such transaction, the stockholders of Russell Hobbs prior to such transaction do not retain at least a majority of the voting power, or a sale of all or substantially all of the assets of Russell Hobbs; or (iii) the replacement of a majority of the board of directors of Russell Hobbs if the election or the nomination for election of such directors was not approved by a vote of at least a majority of the directors in office immediately prior to such election or nomination.

Dividends.  The holders of Series E Preferred Stock are entitled to receive when, as and if declared by the board of directors, out of funds legally available therefore, cumulative dividends at an annual rate equal to 16%, compounded quarterly, of the Series E Liquidation Preference. To the extent not paid, such dividends accrue on a daily basis and accumulate and compound on a quarterly basis from the original date of issuance, whether or not declared. As of June 30, 2009, accrued dividends totaled approximately $6.2 million.

Russell Hobbs cannot declare or pay any dividends on, or make any other distributions with respect to or redeem, purchase or otherwise acquire (other than a redemption, purchase or other acquisition of common stock made for purposes of, and in compliance with, requirements of an employee benefit plan or other compensatory arrangement) for consideration, any shares of any Junior Stock unless and until all accrued and unpaid dividends on all outstanding shares of Series E Preferred Stock have been paid in full.

Voting Rights.  The Series E Preferred Stock generally is not entitled or permitted to vote on any matter required or permitted to be voted upon by the stockholders of Russell Hobbs, except as otherwise required under the Delaware General Corporation Law or as summarized below. The approval of the holders of at least a majority of the outstanding shares of Series E Preferred Stock would be required to (i) authorize or issue any class of Senior Stock or Parity Stock, or (ii) amend the Certificate of Designations authorizing the Series E Preferred Stock or the Russell Hobbs certificate of incorporation, whether by merger, consolidation or otherwise, so as to affect adversely the specified rights, preferences, privileges or voting rights of holders of

Russell Hobbs, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

shares of Series E Preferred Stock. In those circumstances where the holders of Series E Preferred Stock are entitled to vote, each outstanding share of Series E Preferred Stock would entitle the holder thereof to one vote.

No Conversion Rights.  The Series E Preferred Stock is not convertible into Russell Hobbs common stock.

Mandatory Redemption.  On the earlier to occur of (i) a Sale Transaction or (ii) December 2013, each outstanding share of Series E Preferred Stock will automatically be redeemed (unless otherwise prevented by applicable law), at a redemption price per share equal to 100% of the Series E Liquidation Preference, plus all unpaid, accrued or accumulated dividends or other amounts due, if any, on the shares of Series E Preferred Stock. If Russell Hobbs fails to redeem shares of Series E Preferred Stock on the mandatory redemption date, then during the period from the mandatory redemption date through the date on which such shares are actually redeemed, dividends on such shares would accrue and be cumulative at an annual rate equal to 18%, compounded quarterly, of the Series E Liquidation Preference.

Due to the mandatory redemption feature provisions, the outstanding amounts of Series E Preferred Stock and the related accrued dividends are classified as a component of long-term liabilities in the balance sheet.

The aggregate maturities of long-term debt, including the North American credit facility, the Harbinger term loan, the European credit facility, the Series D Preferred Stock and the Series E Preferred Stock were as follows for each of the years ended June 30:

(In millions)

2010	$22.3
2011	20.0
2012	20.0
2013	174.0
2014	196.0

Total Debt	$432.3

NOTE 8 —	EMPLOYEE BENEFIT PLANS

Russell Hobbs has a 401(k) plan for its employees to which it makes discretionary contributions at rates dependent on the level of each employee’s contributions. Contributions made by Russell Hobbs’ employees are limited to the maximum allowable for federal income tax purposes. The amounts charged to earnings for the plan during the years ended June 30, 2009 and 2008 totaled approximately $0.2 million and $0.5 million, respectively, and were included as a component of operating expenses in the consolidated statement of operations. Russell Hobbs does not provide any health or other benefits to retirees.

Russell Hobbs has two defined benefit plans that covered substantially all of the domestic employees of one of its subsidiaries (“Domestic Plan”) as of the date the plans were curtailed. Pension benefits are based on length of service, compensation, and, in certain plans, Social Security or other benefits. Effective October 30, 1999, Russell Hobbs’ Board of Directors approved the freezing of benefits under the two defined benefit plans. Beginning October 31, 1999, no further benefits were accrued under the plans. The two Domestic Plans were merged effective July 2009.

Russell Hobbs’ UK subsidiary operates a funded defined benefit pension plan (“European Plan”) and a defined contribution plan. The assets of the defined benefit plan are held in separate trustee administered funds. The defined benefit plan was closed to new entrants in November 2000. New employees starting after such date are able to participate in a defined contribution plan, which is open to all employees. Russell Hobbs matches employee contributions up to and including 5.0% of gross salary.

Russell Hobbs, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

As part of the merger between Salton and Applica, Russell Hobbs accounted for the defined benefit plans in accordance with SFAS 141 (See Note 2 — Mergers and Acquisitions), and recorded a liability for the projected benefit obligations in excess of the plan assets of approximately $1.8 million and $10.1 million as of December 31, 2007 for the Domestic Plans and European Plan, respectively.

On June 30, 2008, Russell Hobbs adopted FASB Statement No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Benefit Plans” (SFAS 158). SFAS 158 requires Russell Hobbs to recognize the funded status of its defined benefit postretirement plan. This statement also requires Russell Hobbs to measure the funded status of the plans as of the date of the year-end statement of financial position. In accordance with SFAS 158, Russell Hobbs has used a measurement date of June 30 for all of its defined benefit pension plans. The adoption of the SFAS 158 did not have a material effect on Russell Hobbs’ consolidated financial statements.

	Year Ended June 30, 2009
	Domestic	European	Total
	(In thousands)

Changes in benefit obligation:
Benefit obligation at June 30, 2008	$12,120	$47,005	$59,125
Service cost	—	216	216
Interest cost	701	2,448	3,149
Actuarial (gain)/loss	(139)	2,412	2,273
Plan participant contributions	—	189	189
Foreign exchange impact	—	(8,568)	(8,568)
Benefits paid and expenses	(940)	(1,123)	(2,063)

Benefit obligation at the end of year	$11,742	$42,579	$54,321

Changes in plan assets:
Fair value of plan assets at June 30, 2008	$9,435	$38,031	$47,466
Actual return on plan assets	(1,131)	(4,245)	(5,376)
Employer contribution	384	1,254	1,638
Plan participant contribution	—	189	189
Benefits paid from plan assets	(940)	(1,123)	(2,063)
Foreign exchange impact	—	(7,307)	(7,307)

Fair value of plan assets at end of year	$7,748	$26,799	$34,547

Funded status	$(3,994)	$(15,780)	$(19,774)

	As of June 30, 2009
	Domestic	European	Total
	(In thousands)

Amounts recognized in consolidated balance sheets:
Pension liability	$(3,994)	$(15,780)	$(19,774)

Amounts recognized in accumulated other comprehensive income:
Net actuarial (gain)/loss	$1,636	$8,398	$10,035

The estimated net loss that will be amortized from accumulated other comprehensive income into periodic benefit cost over the next fiscal year is immaterial for both the Domestic and the European plans.

Russell Hobbs, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

	Year Ended June 30, 2009
	Domestic	European	Total
	(In thousands)

Components of net periodic benefit costs:
Service cost-benefits earned	$—	$216	$216
Interest cost on projected benefit obligations	701	2,448	3,149
Actuarial return on plan assets	(645)	(1,977)	(2,622)
Net amortization and deferral	—	236	236

	$56	$923	$979

	Six Months Ended June 30, 2008
	Domestic	European	Total
		(In thousands)

Changes in benefit obligation:
Benefit obligation at December 31, 2008	$12,267	$50,536	$62,803
Service cost	—	239	239
Interest cost	362	1,420	1,782
Actuarial (gain)/loss	(1)	(4,675)	(4,676)
Plan participant contributions	—	132	132
Foreign exchange impact	—	(31)	(31)
Benefits paid and expenses	(508)	(616)	(1,124)

Benefit obligation at the end of year	$12,120	$47,005	$59,125

Changes in plan assets:
Fair value of plan assets at December 31, 2008	$10,461	$40,414	$50,875
Actual return on plan assets	(781)	(2,674)	(3,455)
Employer contribution	263	796	1,059
Plan participant contribution	—	132	132
Benefits paid from plan assets	(508)	(616)	(1,124)
Foreign exchange impact	—	(21)	(21)

Fair value of plan assets at end of year	$9,435	$38,031	$47,466

Funded status	$(2,685)	$(8,974)	$(11,659)

	As of June 30, 2008
	Domestic	European	Total
	(In thousands)

Amounts recognized in consolidated balance sheets:
Pension liability	$(2,685)	$(8,974)	$(11,659)

Amounts recognized in accumulated other comprehensive income:
Net actuarial (gain)/loss	$1,145	$(456)	$689

The estimated net loss that will be amortized from accumulated other comprehensive income into periodic benefit cost over the next fiscal year is immaterial for both the Domestic and the European plans.

Russell Hobbs, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

	Six Months Ended June 30, 2008
	Domestic	European	Total
		(In thousands)

Components of net periodic benefit costs:
Service cost-benefits earned	$—	$239	$239
Interest cost on projected benefit obligations	361	1,420	1,781
Actuarial return on plan assets	(364)	(1,548)	(1,912)
Net amortization and deferral	—	—	—

	$(3)	$111	$108

	Year Ended		Six Months
	June 30, 2009		June 30, 2008
	Domestic	European	Domestic	European

Weighted average assumptions used to determine net period benefit cost:
Discount rate	6.0%	6.60%	6.0%	5.7%
Rate of increase in compensation	N/A	5.40%	N/A	4.8%
Expected return on plan assets	7.0%	7.46%	7.0%	7.7%

	As of June 30, 2009		As of June 30, 2008
	Domestic	European	Domestic	European
		(Dollars in thousands)

Information for pension plans with accumulated benefit obligation in excess of plan assets:
Projected benefit obligation	$11,741	$42,579	$12,120	$47,005
Accumulated benefit obligation	$11,741	$32,455	$12,120	$45,218
Fair value of plan assets	$7,747	$32,454	$9,435	$38,031
Allocation of plan assets:
Equity securities	62.3%	75.6%	55.2%	78.0%
Debt securities	36.8%	15.7%	42.6%	10.0%
Other	0.9%	8.7%	2.2%	12.0%

Total	100%	100%	100%	100%

The assets of the Domestic Plan are held in an investment portfolio with an active, strategic asset allocation strategy. This portfolio is invested in mutual funds and is intended to be liquid. Investments are diversified with the intent to minimize the risk of large losses. The portfolio is intended to be maintained to provide diversification with regard to the concentration of holdings in individual issues, corporations, or industries.

The investment strategy for the European Plan is determined by the trustees of the European Plan in consulting with Russell Hobbs The intent of the trustees is to ensure that while the European Plan continues to operate on an ongoing basis, there are enough assets to pay the benefits as they fall due with a stable contribution rate. The overall expected rate of return of 7.37% is based on the weighted average of the expected returns on each asset class.

Russell Hobbs, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

	Domestic	European	Total
	(In thousands)

Contributions:
Expected contributions in fiscal 2010	$410	$1,292	$1,702
Expected future benefit payments:
Fiscal 2010	$925	$1,069	$1,994
Fiscal 2011	$916	$1,152	$2,068
Fiscal 2012	$910	$1,250	$2,160
Fiscal 2013	$902	$1,349	$2,251
Fiscal 2014	$901	$1,464	$2,365
Fiscal 2015 thru 2019	$4,504	$8,555	$13,059

NOTE 9 —	INCOME TAXES

At June 30, 2009, excluding deferred tax liabilities related to certain indefinite-lived intangible assets, Russell Hobbs had deferred tax assets in excess of deferred tax liabilities of $164.0 million. Russell Hobbs determined that it was more likely than not that $4.4 million of such assets will be realized, resulting in a valuation allowance of $159.6 million as of June 30, 2009. Russell Hobbs evaluates its ability to realize its deferred tax assets on a periodic basis and adjusts the amount of its valuation allowance, if necessary. Russell Hobbs operates within multiple taxing jurisdictions and is subject to audit in those jurisdictions. Because of the complex issues involved, any tax-related claims can require an extended period to resolve.

No provision was made for U.S. taxes on the remaining accumulated undistributed earnings of Russell Hobbs’ foreign subsidiaries of approximately $82.4 million at June 30, 2009 because Russell Hobbs expects to permanently reinvest these earnings.

SFAS No. 109, “Accounting for Income Taxes” requires that a valuation allowance be established when it is more likely than not that all or a portion of a deferred tax asset will not be realized. A review of all available positive and negative evidence needs to be considered, including a company’s current and past performance, the market environment in which a company operates, the utilization of past tax credits and length of carryback and carryforward periods. Forming a conclusion that a valuation allowance is not needed is difficult when there is negative objective evidence such as cumulative losses in recent years. Cumulative losses weigh heavily in the overall assessment.

As a result of its cumulative losses in the U.S., Russell Hobbs has determined that, as of June 30, 2009, it cannot substantiate that its remaining deferred tax asset of approximately $6.2 million is realizable using the more-likely-than-not criteria and, thus, recorded a valuation allowance against it.

Income tax provision from continuing operations consisted of the following:

	Year Ended	Year Ended
	June 30,	June 30,
	2009	2008
	(In thousands)

Current:
Federal	$—	$—
Foreign	4,614	7,993
State	—	—

	4,614	7,993
Deferred	9,428	5,447

	$14,042	$13,440

Russell Hobbs, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The United States and foreign components of loss from continuing operations before income taxes were as follows:

	Year Ended	Year Ended
	June 30,	June 30,
	2009	2008
	(In thousands)

United States	$(49,334)	$(43,684)
Foreign	27,513	29,516

	$(21,821)	$(14,168)

The differences between the statutory rates and the tax rates computed on pre-tax earnings from continuing operations were as follows:

	Year Ended	Year Ended
	June 30,	June 30,
	2009	2008

Statutory rate	35.0%	35.0%
Permanent differences	5.6	(3.3)
State income tax	5.5	7.9
Foreign taxes	6.7	18.0
Foreign earnings distributed to, or taxable in, the U.S.	(8.3)	(10.9)
FIN 48	(1.1)	(19.8)
Valuation allowance	(112.0)	(115.9)
Other	4.2	(5.9)

	(64.4)%	(94.9)%

The primary components of deferred tax assets (liabilities) were as follows:

	As of	As of
	June 30,	June 30,
	2009	2008
	(In thousands)

Inventory differences	$1,011	$2,302
Accrued expenses	35,805	26,102
Valuation allowance	(35,873)	(27,080)

Total current assets	$943	$1,324

Net operating loss and other carryforwards	110,912	125,149
Fixed assets	(1,912)	(1,694)
Goodwill and intangible asset amortization	18,215	8,125
Valuation allowance	(123,796)	(122,757)

Net non-current assets	$3,419	$8,822

Non-current liabilities (indefinite-lived intangible assets)	$(46,347)	$(43,783)

During the years ended June 30, 2009 and 2008, the valuation allowance increased $9.8 million and $67.7 million, respectively.

In general, IRC Section 382 provides an annual limitation on the use of net operating loss and tax credit carryforwards resulting from a “change in ownership” as defined in the Internal Revenue Code. Further, the

Russell Hobbs, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

recognition of built-in deductions within five years of an ownership change can also be subject to the annual IRC Section 382 limitation if the company is in a net unrealized built-in loss position on the ownership change date. Alternatively, a company’s annual IRC Section 382 limitation can be increased as a result of the recognition of built-in gains within five years from the ownership change date provided such company is in a net unrealized built-in gain position. Any unused IRC Section 382 limitations can carryforward to subsequent years. As a result of Section 382, legacy Russell Hobbs’ utilizable NOLs are insignificant.

Russell Hobbs’ remaining NOLs as of June 30, 2009 of $196.6 million were attributable to legacy Applica entities and the combined company after the merger in December 2007 of SFP Merger Sub, Inc., a wholly owned subsidiary of Russell Hobbs, with and into APN Holdco, the parent of Applica Incorporated. As a result of legacy Applica’s prior ownership changes (as defined by the IRC) on June 14, 2006 and January 23, 2007, Applica’s net operating loss and tax credit carryforwards incurred prior to the ownership change dates were subject to an annual IRC Section 382 limitation of approximately $5.0 million and $8.6 million, respectively. Russell Hobbs’ cumulative limitation as of June 30, 2009 was $117.5 million, which included all post-merger losses that are not limited. Once such losses are used, Russell Hobbs’ ongoing annual limitation will be approximately $5.0 million per year through 2025.

During the year ended June 30, 2009, Russell Hobbs generated approximately $37.8 million of net operating loss carryforwards. A portion of Russell Hobbs’ current year net operating loss carryforward may be attributable to built-in deductions of approximately $14.9 million and are therefore subject to IRC Section 382 limitations.

Russell Hobbs’ domestic operating loss carryforwards were generated from 1999 through 2009 and begin expiring in 2019.

Russell Hobbs also has foreign tax credit carryforwards of $9.5 million as of June 30, 2009 that are not subject to IRC Section 383 limitations which begin expiring in 2017.

Russell Hobbs also had NOLs in numerous states that had a tax benefit of $12.4 million at June 30, 2009. Russell Hobbs has applied valuation allowances, tax effected, against these NOLs of $12.4 million, most of which are subject to various state IRC Section 382 limitations.

Russell Hobbs has foreign NOL carryforwards of $68.7 million and $82.9 million as of June 30, 2009 and 2008, respectively, in various foreign jurisdictions in which Russell Hobbs operates. Russell Hobbs’ foreign net operating loss carryovers have various expiration dates. Approximately $30.3 million of Russell Hobbs’ foreign net operating loss carryovers generated in various countries have an indefinite carryover period, with the remaining net operating loss carryforwards beginning to expire in calendar year 2009. As of June 30, 2009 and 2008, Russell Hobbs recorded a valuation allowance of $20.4 million and $23.7 million, respectively, against these foreign NOLS based on management’s assessment of realization.

Russell Hobbs adopted the provisions of FASB Interpretation 48, Accounting for Uncertainties in income Taxes, (“FIN 48”) on January 1, 2007. Previously Russell Hobbs had accounted for tax contingencies in accordance with Statement of Financial Accounting Standards No. 5, Accounting for Contingencies. As required by FIN 48, which clarifies SFAS No. 109, Accounting for Income Taxes, Russell Hobbs recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain Russell Hobbs’ position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount realized upon the ultimate settlement is the largest benefit that has a greater than 50% likelihood of being realized upon the ultimate settlement with the relevant tax authority. At the adoption date, Russell Hobbs applied FIN 48 to all tax positions for which the statute of limitations remained open.

Russell Hobbs, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

As of June 30, 2009, Russell Hobbs had total unrecognized tax benefits of $2.4 million. The following is a tabular reconciliation of the total amounts of unrecognized tax benefits for the year:

	2009	2008
	(In millions)

Unrecognized tax benefit at June 30,	$3.8	$0.5
Gross increases — tax positions in current period	0.1	1.6
Gross decreases — currency translation	(0.3)	—
Gross increases — business combination	—	2.2
Settlements	—	(0.5)
Lapse of statute of limitations	(1.2)	—

Ending balance at June 30,	$2.4	$3.8

The unrecognized tax benefits at June 30, 2009 and 2008 of $2.4 million and $1.6 million, respectively, if recognized, would impact the effective tax rate. All of the unrecognized tax benefits are included as a component of other long-term liabilities on the balance sheet.

Russell Hobbs classifies interest and penalties related to unrecognized tax benefits as income tax expense. Russell Hobbs has recorded liabilities of $0.5 million for penalties and $2.2 million for interest as of June 30, 2009. In addition, Russell Hobbs believes that it is reasonably possible that approximately $0.9 million related to various foreign unrecognized tax positions could change within the next twelve months due to the expiration of the applicable statute of limitations or tax audit settlements.

Russell Hobbs files income tax returns in the United States and numerous foreign, state, and local tax jurisdictions. Tax years that are open for examination and assessment by the Internal Revenue Service are 2005 through 2009. With limited exceptions, tax years prior to 2004 are no longer open in major foreign, state or local tax jurisdictions.

In September 2009, Russell Hobbs was notified by the Internal Revenue Service that it will be examining the years ended June 2007, December 2007, and June 2008. Management believes that adequate provision for taxes has been made for the years under examination.

NOTE 10 —	CONCENTRATION OF CREDIT AND OTHER RISKS

Russell Hobbs sells on credit terms to a majority of its customers, most of which are retailers and distributors located throughout the U.S., Canada and Latin American.

Wal-Mart Stores, Inc. accounted for 24% of Russell Hobbs’ consolidated net sales for each of the years ended June 30, 2009 and 2008. Target Corporation accounted for 10% and 11% of consolidated net sales for the years ended June 30, 2009, and 2008, respectively. No other customers accounted for more than 10% of Russell Hobbs’ consolidated net sales for the years ended June 30, 2009, and 2008. As of June 30, 2009 and 2008, Wal-Mart Stores, Inc. accounted for approximately 22% and 20%, respectively, of Russell Hobbs’ consolidated accounts receivable. As of June 30, 2009 and 2008, Target Corporation accounted for approximately 11% and 12%, respectively, of Russell Hobbs’ consolidated accounts receivable. No other customers accounted for more than 10% of Russell Hobbs’ consolidated accounts receivable at June 30, 2009 and 2008.

A majority of Russell Hobbs’ revenue is generated from the sale of Black & Decker® branded products, which represented approximately 53%, and 67% of consolidated net sales in the years ended June 30, 2009 and 2008 respectively.

Russell Hobbs’ allowance for doubtful accounts is based on management’s estimates of the creditworthiness of its customers, current economic conditions and historical information, and, in the opinion of

Russell Hobbs, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

management, is believed to be set in an amount sufficient to respond to normal business conditions. Management sets specific allowances for customers in bankruptcy, if any, and an additional allowance for the remaining customers. Should business conditions deteriorate or any large credit customer default on its obligations to Russell Hobbs, this allowance may need to be increased, which may have an adverse impact upon Russell Hobbs’ earnings. As of June 30, 2009 and 2008, the allowance for doubtful accounts was $4.1 million and $3.1 million, respectively. Russell Hobbs reviews its accounts receivable aging on a regular basis to determine if any of the receivables are past due. Russell Hobbs writes off all uncollectible trade receivables against its allowance for doubtful accounts.

Russell Hobbs purchases the majority of its products from third party suppliers in the Far East. Russell Hobbs also sells its products to customers located in foreign jurisdictions, including Europe, Canada, Latin America and Australia. Because Russell Hobbs procures its products and conducts business in several foreign countries, Russell Hobbs is affected by economic and political conditions in those countries, including fluctuations in the value of currency, increased duties, possible employee turnover, labor unrest, lack of developed infrastructure, longer payment cycles, greater difficulty in collecting accounts receivable, and the burdens and costs of compliance with a variety of foreign laws. Changes in policies by the United States or foreign governments resulting in, among other things, increased duties, higher taxation, currency conversion limitations, restrictions on the transfer of funds, limitations on imports or exports, or the expropriation of private enterprises could have a material adverse effect on Russell Hobbs, its results of operations, prospects or debt service ability. Russell Hobbs could also be adversely affected if the current policies encouraging foreign investment or foreign trade by its host countries were to be reversed.

Russell Hobbs acquires a significant amount of its products from three suppliers in China. Tsann Kuen (China) Enterprises Co., Ltd, accounted for 15% and 24% of Russell Hobbs’ total purchases for the years ended June 30, 2009 and 2008, respectively. Elec-Tech International (H.K.) Company, Ltd. and its affiliates accounted for 10% and 23% of Russell Hobbs’ total purchases for the years ended June 30, 2009 and 2008, respectively. Guangdong Xinbao Electrical Appliances Holding Co., Ltd. accounted for 16% and 12% of Russell Hobbs’ total purchases for the years ended June 30, 2009 and 2008, respectively.

China gained Permanent Normal Trade Relations (“PNTR”) with the United States when it acceded to the World Trade Organization (“WTO”), effective January 2002. The United States imposes the lowest applicable tariffs on exports from PNTR countries to the United States. In order to maintain its WTO membership, China has agreed to several requirements, including the elimination of caps on foreign ownership of Chinese companies, lowering tariffs and publicizing its laws. No assurance can be given that China will meet these requirements and remain a member of the WTO, or that its PNTR trading status will be maintained. If China’s WTO membership is withdrawn or if PNTR status for goods produced in China were removed, there could be a substantial increase in tariffs imposed on goods of Chinese origin entering the United States, which would have a material adverse impact on Russell Hobbs’ business, financial condition and results of operations.

NOTE 11 —	FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair Value of Financial Instruments

Russell Hobbs adopted Statement 157, Fair Value Measurements, on July 1, 2008. Statement 157 (1) creates a single definition of fair value, (2) establishes a framework for measuring fair value, and (3) expands disclosure requirements about items measured at fair value. The Statement applies to both items recognized and reported at fair value in the financial statements and items disclosed at fair value in the notes to the financial statements. The Statement does not change existing accounting rules governing what can or what must be recognized and reported at fair value in Russell Hobbs’ financial statements, or disclosed at fair value in Russell Hobbs’ notes to the financial statements. Additionally, Statement 157 does not eliminate practicability exceptions that exist in accounting pronouncements amended by this Statement when measuring

Russell Hobbs, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

fair value. As a result, Russell Hobbs will not be required to recognize any new assets or liabilities at fair value.

Prior to Statement 157, certain measurements of fair value were based on the price that would be paid to acquire an asset, or received to assume a liability (an entry price). Statement 157 clarifies the definition of fair value as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date (that is, an exit price). The exit price is based on the amount that the holder of the asset or liability would receive or need to pay in an actual transaction (or in a hypothetical transaction if an actual transaction does not exist) at the measurement date. In some circumstances, the entry and exit price may be the same; however, they are conceptually different.

Fair value is generally determined based on quoted market prices in active markets for identical assets or liabilities. If quoted market prices are not available, Russell Hobbs uses valuation techniques that place greater reliance on observable inputs and less reliance on unobservable inputs. In measuring fair value, Russell Hobbs may make adjustments for risks and uncertainties, if a market participant would include such an adjustment in its pricing.

Determining where an asset or liability falls within the fair value hierarchy (set forth below) depends on the lowest level input that is significant to the fair value measurement as a whole. An adjustment to the pricing method used within either Level 1 or Level 2 inputs could generate a fair value measurement that effectively falls in a lower level in the hierarchy. The hierarchy consists of three broad levels as follows:

•	Level 1 — Quoted market prices in active markets for identical assets or liabilities

•	Level 2 — Inputs other than level 1 inputs that are either directly or indirectly observable

•	Level 3 — Unobservable inputs developed using Russell Hobbs’ estimates and assumptions, which reflect those that market participants would use

The determination of where an asset or liability falls in the hierarchy requires significant judgment.

Relative to FAS 157, in February 2008, the FASB issued FSP FAS 157-2, Effective Date of FASB Statement No. 157 (“FSP 157-2”), to provide a one-year deferral of the effective date of FAS 157 for non-financial assets and non-financial liabilities. This FSP defers the effective date of FAS 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP. As a result of the issuance of FSP 157-2, Russell Hobbs has elected to defer the adoption of this standard for non-financial assets and liabilities. Russell Hobbs does not expect that the adoption of this standard for non-financial assets and liabilities will have a significant impact on its financial condition, results of operations or cash flows.

Russell Hobbs, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following table presents for each hierarchy level, financial assets and liabilities measured at fair value on a recurring basis as of June 30, 2009.

	Fair Value Measurements at June 30, 2009
	Quoted	Significant		Total
	Prices in	Other	Significant	Carrying
	Active	Observable	Unobservable	Value at
	Markets	Inputs	Inputs	June 30,
	(Level 1)	(Level 2)	(Level 3)	2009
		(In thousands)

Assets:
Investment in Island Sky Australia Ltd.	$2,100	$—	$—	$2,100
Assets held in pension plans	—	40,202	—	40,202

Total assets	$2,100	$40,202	$—	$42,302
Liabilities:
Foreign currency forward contracts(1)	$—	(713)	$—	(713)

Total liabilities	$—	$(713)	$—	$(713)

(1)	Foreign currency forward contracts — The fair value of Russell Hobbs’ foreign currency forward contracts were valued based upon quotes from outside parties and was valued using a pricing model with all significant inputs based on observable market data such as measurement date spots and forward rates. A positive fair value represents the amount Russell Hobbs would receive upon exiting the contracts and a negative fair value represents the amount Russell Hobbs would pay upon exiting the contracts. Russell Hobbs intends to hold all contracts to maturity, at which time the fair value will be zero.

At June 30, 2009 and 2008, the fair values of cash and cash equivalents, receivables and accounts payable approximated carrying values because of the short-term nature of these instruments. The estimated fair values of other financial instruments subject to fair value disclosures, determined based on broker quotes or quoted market prices or rates for the same or similar instruments, and the related carrying amounts were as follows:

The carrying value of Russell Hobbs’ debt instruments was $432.3 million as of June 30, 2009 with an estimated fair value of $390.1 million as follows:

	As of June 30,
	2009
	Carrying	Fair
	Amount	Value(1)
	(In thousands)

North American credit facility	$52,739	$50,842
European credit facility	19,845	19,102
Harbinger term loan	161,456	148,779
Brazil term loan	2,228	2,228
Series D Preferred Stock	139,744	120,600
Series E Preferred Stock	56,238	48,530

	$432,250	$390,081

(1)	The estimated fair values of each of Russell Hobbs’ debt instruments were based on estimated future discounted cash flows. Fair value estimates related to Russell Hobbs’ debt instruments are made at a specific point in time based on relevant market information. These estimates are subjective in nature and involve uncertainties and matters of significant judgments and therefore can not be determined with precision. Changes in the assumptions could significantly affect the estimates.

Russell Hobbs, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

NOTE 12 —	BUSINESS SEGMENT AND GEOGRAPHIC AREA INFORMATION

Following the discontinuance of its Water Products segment discussed in Note 13, Russell Hobbs manages its operations through a single business segment: Household Products. The Household Products segment is a leading distributor and marketer of small electric household appliances, primarily cooking, garment care, food preparation, beverage products, pet products and pest products, marketed under the licensed brand names, such as Black & Decker®, as well as owned brand names, such as George Foreman®, Russell Hobbs®, Orva®, Toastmaster®, Juiceman®, Breadman®, Littermaid®,and Windmere®. The Household Products segment sales are handled primarily through in-house sales representatives and are made to mass merchandisers, specialty retailers and appliance distributors in North America, Europe, Australia, New Zealand, Latin America, and the Caribbean. The following table sets forth the approximate amounts and percentages of Russell Hobbs’ consolidated net sales by product category during the years ending June 30:

	2009		2008
	Net Sales	%	Net Sales	%
	(Dollars in thousands)

Kitchen Products	$627,647	78%	$499,796	75%
Home Products	124,724	16%	118,866	18%
Personal Care Products	14,473	2%	9,791	2%
Pet Products	21,804	3%	24,978	4%
Pest Control Products	7,980	1%	7,466	1%

Consolidated net sales	$796,628	100%	$660,897	100%

In 2009 and 2008, Russell Hobbs’ international operations were conducted primarily in Europe, Canada, Mexico and Australia, with lesser activities in South and Central America, New Zealand and the Caribbean. The following table sets forth the composition of Russell Hobbs’ sales between the United States and other locations for each year:

	Year Ended	Year Ended
	June 30,	June 30,
	2009	2008
	(In thousands)

Net sales:
United States operations	$416,084	$347,263
International operations	380,544	313,634

Consolidated net sales	$796,628	$660,897

Long-lived assets(1):
United States operations	$251,476	$238,853
International operations	138,674	177,608

Consolidated long-lived assets	$390,150	$416,461

(1)	Includes property plant and equipment and other intangible assets.

All United States revenues are derived from sales to unaffiliated customers. Geographic area of sales is based primarily on the location from where the product is shipped. Included in United States operations are certain sales derived from product shipments from Hong Kong directly to customers located in the United States.

Russell Hobbs, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

NOTE 13 —	DISCONTINUED OPERATIONS

China Sourcing Operations

In December 2008, Russell Hobbs made a decision to close its China sourcing subsidiary, Applica Asia Limited (“AAL”). Operations of AAL were shutdown effective March 31, 2009.

The operation of AAL generated no revenue except for inter-company charges for services provided (cost plus 5% markup). Operating expenses of AAL consisted primarily of salaries, office supplies, product testing and other fixed and variable general operating charges.

AAL’s net loss was $9.9 million for the year ended June 30, 2009, excluding inter-company revenues of $4.3 million. For the year ended June 30, 2008, AAL’s net loss was $10.8 million, excluding inter-company revenues of $7.8 million.

With the closure of its sourcing operations in China, Russell Hobbs’ respective geographies now have direct communication with their Asian suppliers using existing resources. Russell Hobbs has not incurred, nor does it anticipate, any significant incremental costs to absorb those services previously provided by AAL, except for certain transition costs relating to quality control from April 2009 to December 2009. The assets and liabilities of AAL were immaterial as of June 30, 2009 and 2008.

Transition Costs

As a result of the closing of AAL, Russell Hobbs contracted a third-party to perform quality control services for the remainder of the calendar year 2009. As of December 2008, Russell Hobbs estimated that it will cost approximately $2.0 million to inspect 100% of containers prior to shipment from China. However, these costs are 100% variable and Russell Hobbs does not anticipate these costs will continue past December 2009.

Russell Hobbs also estimates that it will incur approximately $0.3 million annually for engineering services from a third party that were performed by AAL.

Discontinuation of Regional Operations

In December 2008, Russell Hobbs discontinued its operations in Spain and certain countries in Latin America, including Peru and Venezuela. The net sales and losses from the discontinued operations related to such locations were as follows:

	Year Ended	Year Ended
	June 30,	June 30,
	2009	2008
	(In thousands)

Net sales	$8,632	$6,365
Loss	$2,752	$366

Sale of Professional Care

In May 2007, Applica sold its domestic professional care segment to an unrelated third party for $36.5 million. For the fiscal year ended June 30, 2009, income from professional care-discontinued operations was $0.3 million as compared to a loss of $0.4 million for the fiscal year ended June 30, 2008. The income for discontinued operations was attributable to certain reversals of accrued expenses and sales incentives. The loss incurred in the fiscal year ended June 30, 2008 was primarily driven by the settlement of product liability claims that occurred before the business unit was sold.

Russell Hobbs, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Water Products Segment

On June 15, 2010, the Board of Directors of Russell Hobbs approved the transfer of the Water Products segment to Harbinger in the form of a dividend of certain of its wholly owned subsidiaries (which own substantially all of the assets and liabilities of the Water Products business).

Water Filtration Business. In 2007, Russell Hobbs launched its new water products initiatives under its Water Products Segment, beginning with a water pitcher filtration system sold under the Clear2 O® brand. In May 2009, Russell Hobbs introduced its Clear2 Go® branded sports filtration bottle. The sales of Clear2 O® branded products are made to mass merchandisers and specialty retailers primarily in North America.

In December 2009, Russell Hobbs determined to divest the operations of its water filtration business sold under the Clear2 O® and Clear2 Go® brand and put the assets and business up for sale. Russell Hobbs decided to sell this division primarily because it does not strategically complement its appliance business and it has incurred significant operating losses since its launch in 2007 and has not been successful in gaining any significant market share.

The sales of the water filtration business (reported in discontinued operations) for the years ended June 30, 2009 and June 30, 2008 were $1.1 million and $2.0 million, respectively. The pretax loss of the water filtration business (reported in discontinued operations) for the years ended June 30, 2009 and June 30, 2008 were $7.0 million and $3.3 million, respectively. Prior period financial statements have been restated to present the operations of the water filtration business division as a discontinued operation.

The assets and liabilities of the discontinued operation consist of the following:

	June 30,	June 30,
	2009	2008
	(In thousands)

Assets of discontinued division:
Accounts receivable	$146	$—
Inventories	3,173	3,261
Prepaid expenses and other	1,472	—
Property and equipment, net	199	258

Total assets	$4,990	$3,519

Liabilities of discontinued division:
Accounts payable	$704	$511
Accrued liabilities	201	172

Total liabilities	$905	$683

Commercial Water Business. In August 2008, Russell Hobbs purchased 16,342,940 common shares of Island Sky Australia Limited for approximately $3.5 million. At June 30, 2009, this constituted approximately 13% of Island Sky’s outstanding common shares. In June 2008, Russell Hobbs entered into a license agreement with Island Sky Corporation, a subsidiary of Island Sky Australia Limited, relating to the sale of a patented air-to-water product in certain geographies in the Far East. Russell Hobbs accounted for this investment as an available-for-sale security and, accordingly, recorded the investment at its estimated fair value at the end of each reporting period with the changes in fair value recorded as a component of accumulated other comprehensive (loss) income. At June 30, 2009, the market value of Russell Hobbs’ investment was $2.1 million, which resulted in a reduction of $1.3 million in the fiscal year ended June 30, 2009, which was reflected as a component of accumulated other comprehensive income. At September 30, 2009, the market value of the investment was $2.7 million.

Russell Hobbs, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The net sales and losses (reported in discontinued operations) were as follows:

	Year Ended	Year Ended
	June 30,	June 30,
	2009	2008
	(In thousands)

Net sales	$32	$—
Loss	$3,012	$—

	June 30,	June 30,
	2009	2008
	(In thousands)

Assets of discontinued operations:
Cash and cash equivalents	$1,249	$—
Accounts receivable	16	—
Inventories	664	—
Prepaid expenses and other	5,144	—
Investments	2,067	—
Property and equipment, net	182	—

Total assets	$9,322	$—

Liabilities of discontinued operations:
Accounts payable	$324	$—

Total liabilities	$324	$—

Each of the asset and liability amounts noted above is included in its respective line item on the balance sheet along with the assets and liabilities related to continuing operations.

NOTE 14 —	ACQUISITION RELATED EXPENSES

In the 2009 fiscal year, Russell Hobbs incurred approximately $1.0 million in acquisition related expenses related to the cancellation of stock options as part of the purchase by Harbinger of the remaining public shares of Russell Hobbs, Inc. in December 2008.

In connection with a proposed acquisition of a global pet supply business in 2008, which ultimately was not consummated, Russell Hobbs incurred approximately $7.1 million in acquisition related expenses. In accordance with the purchase agreement, Russell Hobbs was reimbursed $3.0 million for such expenses in July 2008, which were accrued as of June 30, 2008.

NOTE 15 —	SUBSEQUENT EVENTS

Russell Hobbs evaluated all events and transactions that occurred after June 30, 2009 through March 29, 2010, the date Russell Hobbs issued these financial statements. During this period, Russell Hobbs did not have any material recognizable subsequent events; however, Russell Hobbs did have unrecognizable subsequent events as discussed below:

Australian Credit Facility.  In August 2009, Russell Hobbs’ Australian and New Zealand subsidiaries entered into an AUD $15 million (approximately $13.2 million at September 30, 2009) revolving credit facility with GE Commercial Corporation (Australia) Pty Ltd. maturing in August 2012. Interest accrues on the loans made under the Australian credit facility at the Index Rate, which is based on the 90-day Bank Bill Swap Rate, plus 3.95%.

Russell Hobbs, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Advances under the credit facility are governed by a collateral value that is based upon percentages of eligible accounts receivable and inventories of Russell Hobbs’ Australian operations. Under the credit facility, Russell Hobbs’ Australian and New Zealand subsidiaries must comply with a minimum fixed charged coverage ratio and minimum tangible net worth covenants. As of September 29, 2009, Russell Hobbs had approximately $1.9 million AUD (approximately $1.7 million) of borrowings outstanding and $2.0 million AUD (approximately $1.8 million) available for future cash borrowings under its Australian credit facility.

Internal Revenue Service Examination.  In September 2009, Russell Hobbs was notified by the Internal Revenue Service that it will be examining the years ended June 2007, December 2007 and June 2008. Management believes that adequate provision for taxes has been made for the years under examination.

Preferred Stock Amendments.  In October 2009, Russell Hobbs amended the certificates of designation for the Series D and Series E Preferred Stock to eliminate such redemption requirement (although the requirement that the stock be redeemed upon a Sale Transaction remains). Due to the elimination of the mandatory redemption feature, the outstanding amounts of Series D and Series E Preferred Stock and the related accrued dividends were reclassified on the balance sheet beginning in the quarter ended December 31, 2009. The Series D and Series E Preferred Stock will be classified as a separate line item apart from permanent equity on the balance sheet (as redemption thereof is outside of Russell Hobbs’ control), instead of a component of long-term liabilities. As a result of such reclassification, effective November 1, 2009, Russell Hobbs no longer recorded an interest expense in its consolidated statement of operations related to the Series D and Series E Preferred Stock as dividends now accrue in arrears.

Island Sky Australia Limited.  In December 2009, Russell Hobbs purchased, at market value, an additional 2,887,968 common shares of Island Sky Australia Limited, previously owned by Harbinger, for approximately $0.3 million. At December 31, 2009, Russell Hobbs’ ownership constituted approximately 17% of Island Sky’s outstanding common shares.

Modification of Restricted Stock Units.  In January 2010, the terms of the outstanding restricted stock units were amended to provide for additional vesting on the first anniversary of specified significant corporate events. In January 2010, Russell Hobbs issued an additional 3.7 million restricted stock units with the same vesting provisions as noted above.

NOTE 16 —	SUBSEQUENT EVENTS FOR REVISED FINANCIAL STATEMENTS

Water Products Segment Dividend.  As discussed in more detail in Note 13, on June 15, 2010, the Board of Directors of Russell Hobbs approved the transfer of the Water Products segment to Harbinger in the form of a dividend of certain of its wholly owned subsidiaries (which own substantially all of the assets and liabilities of the Water Products business) and its investment in Island Sky Australia Limited.

Merger between Spectrum Brands and Russell Hobbs.  On June 16, 2010 (the “Closing Date”), Spectrum Brands, Inc. (“Spectrum Brands”) completed its business combination transaction with Russell Hobbs pursuant to an Agreement and Plan of Merger, dated as of February 9, 2010, as amended, by and among Spectrum Brands, Russell Hobbs, Spectrum Brands Holdings, Inc. (“SB Holdings”), Battery Merger Corp., and Grill Merger Corp. (the “Merger Agreement”). On the Closing Date, Battery Merger Corp. merged with and into Spectrum Brands (the “Spectrum Merger”), and Grill Merger Corp. merged with and into Russell Hobbs (the “RH Merger”, and together with the Spectrum Merger, the “SB/RH Merger”). As a result of the SB/RH Merger, each of Spectrum Brands and Russell Hobbs became a wholly-owned subsidiary of SB Holdings.

Pursuant to the Merger Agreement, at the effective time of the RH Merger, each outstanding share (other than any shares held by Russell Hobbs as treasury stock and shares held by any direct or indirect subsidiary of Russell Hobbs, SB Holdings, Spectrum Brands or any of their respective direct or indirect subsidiaries) of (i) common stock (voting and non-voting) of Russell Hobbs was converted into the right to receive 0.01075 shares of SB Holdings common stock; (ii) Series D Preferred Stock of Russell Hobbs was converted

Russell Hobbs, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

into the right to receive 46.78 shares of SB Holdings common stock; and (iii) Series E Preferred Stock of Russell Hobbs was converted into the right to receive 41.50 shares of SB Holdings common stock. In addition, the Harbinger Term Loan (as defined below) was transferred to SB Holdings in exchange for 5,254,336 shares of SB Holdings common stock.

In connection with the SB/RH Merger, Russell Hobbs, a wholly-owned subsidiary of Spectrum Brands following the reorganization of the companies immediately after the consummation of the SB/RH Merger, repaid all of its outstanding indebtedness under its $125 million asset-based senior secured revolving credit facility entered into on December 28, 2007 by and among Russell Hobbs, the guarantors party thereto, the lenders party thereto, Bank of America, N.A., as administrative and collateral agent, and Banc of America Securities LLC, as sole lead arranger and sole book manager. Also, in connection with the SB/RH Merger, Russell Hobbs’ approximately $158 million term loan (the “Harbinger Term Loan”) was cancelled following the transfer of such Harbinger Term Loan by the Harbinger Parties as lenders thereunder to SB Holdings in exchange for a number of shares of SB Holdings common stock obtained by dividing the aggregate principal amount outstanding thereunder (together with the 3.9% prepayment penalty associated with the payment thereof) by a price of $31.50 per share.

In connection with the SB/RH Merger, 25,200,000 restricted stock units (“RSUs”) of Russell Hobbs were converted into 270,962 restricted stock units of SB Holdings. In addition, pursuant to the RSU agreements, the SB/RH Merger constituted a “Significant Corporate Event”. As a result, the RSUs will vest the earlier of:

(a) June 16, 2011;

(b) the date an employee’s employment with Applica (or Spectrum Brands) is terminated without cause (as defined in the 2007 Omnibus Equity Award Plan); or

(c) the date an employee voluntarily terminates his or her employment with Applica for Good Reason (as defined in the RSU agreement).

Prior to the consummation of the SB/RH Merger, the Board of Directors of Russell Hobbs determined to pay Terry Polistina, its chief executive officer and president, a special one-time cash bonus of $3,000,000 (the “Bonus”). The Bonus was payable (i) $2,000,000 on or immediately prior to the consummation of the SB/RH Merger, and (ii) $1,000,000 on the six-month anniversary of the consummation of the SB/RH Merger.

The payment of the Bonus was dependent on the consummation of the SB/RH Merger. The Bonus is subject to applicable taxes, and the payment of the Bonus does not impact any other severance or compensation to which Mr. Polistina may be entitled. Spectrum Brands consented to payment of the Bonus and waived any applicable restrictions under the Merger Agreement in connection with the payment of the Bonus following authorization thereof by a committee consisting solely of independent members of the board of directors of Spectrum Brands.

In connection with the SB/RH Merger, Russell Hobbs was obligated to pay an advisory fee of $5 million to an unrelated third party at closing. This fee was paid by Spectrum Brands.

NOTE 17 —	SUBSEQUENT EVENTS (UNAUDITED)

Russell Hobbs evaluated all events and transactions that occurred after June 30, 2009 through October 8, 2010, the date these financial statements were available to be issued. During this period, Russell Hobbs did not have any material recognizable subsequent events; however, Russell Hobbs did have an unrecognizable subsequent event as described below:

Purchase of Rights to Use Farberware® Brand.  On April 1, 2010, a subsidiary of Russell Hobbs, Inc. executed a new 200 year, exclusive license with the Farberware Licensing Company to use the Farberware® brand name on portable kitchen electric retail products worldwide (excluding Canada).

Russell Hobbs, Inc. and Subsidiaries

VALUATION AND QUALIFYING ACCOUNTS

		Charged
		(Credited)
	Balance at	to Costs	Charged to			Balance at
	Beginning	and	Other			End of
Description	of Period	Expenses	Accounts	Deductions		Period
	(In thousands)

Year Ended June 30, 2009
Reserves deducted from assets to which they apply:
Allowance for doubtful accounts	$3,061	$657	$424	$—		$4,142
Allowance for sales returns	—	—	—	—		—
Deferred tax valuation allowance	$149,837	—	$9,832	—		$159,669

Year Ended June 30, 2008
Reserves deducted from assets to which they apply:
Allowance for doubtful accounts	$2,995	$297	—	$(231	)(1)	$3,061
Allowance for sales returns	$393	—	—	$(393)		$—
Deferred tax valuation allowance	$82,100	—	$67,737	—		$149,837

(1)	Write-off against the reserve

Russell Hobbs, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS
(In thousands, except par value data)

	March 31,	June 30,
	2010	2009
	(Unaudited)

ASSETS
Current Assets:
Cash and cash equivalents	$27,576	$16,095
Accounts and other receivables, less allowances of $3,668 at March 31, 2010 and $4,142 at June 30, 2009	124,630	133,711
Inventories	142,645	165,495
Prepaid expenses and other	10,766	12,240
Prepaid income taxes	3,445	3,574
Deferred income taxes	494	943

Total current assets	309,556	332,058
Property, Plant and Equipment — at cost, less accumulated depreciation of $11,044 at March 31, 2010 and $10,004 at June 30, 2009	17,399	20,876
Non-current Deferred Income Taxes	1,847	3,419
Goodwill	162,469	162,469
Intangibles, Net	195,859	206,805
Other Assets	21,447	12,219

Total Assets	$708,577	$737,846

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$63,309	$58,385
Accrued expenses	77,142	73,293
Harbinger Term loan — current portion (related party)	20,000	20,000
Brazil term loan	—	2,228
Current income taxes payable	8,090	4,245

Total current liabilities	168,541	158,151
Long-Term Liabilities:
North American credit facility	12,946	52,739
European credit facility	11,256	19,845
Australia credit facility	—	—
Series D Preferred Stock — authorized and outstanding: 110.2 shares at $0.01 par value (related party)	—	139,744
Series E Preferred Stock— authorized and outstanding: 50 shares at $0.01 par value (related party)	—	56,238
Harbinger Term loan — long-term portion (related party)	136,546	141,456
Pension liability	13,734	19,791
Non-current deferred income taxes	47,940	46,347
Other long-term liabilities	3,542	3,856

Total Liabilities	394,505	638,167
Series D Preferred Stock — authorized and outstanding: 110.2 shares at $0.01 par value (related party)	147,271	—
Series E Preferred Stock — authorized and outstanding: 50 shares at $0.01 par value (related party)	59,268	—
Commitments and Contingencies — See Note 4
Stockholders’ Equity:
Common stock — authorized: 1,000,000 shares of $0.01 par value; issued and outstanding: 739,013 shares at March 31, 2010 and June 30, 2009	7,319	7,319
Treasury stock — 7,886 shares, at cost	(65,793)	(65,793)
Paid-in capital	302,677	302,677
Accumulated deficit	(92,326)	(102,460)
Accumulated other comprehensive loss	(44,344)	(42,064)

Total stockholders’ equity	107,533	99,679

Total Liabilities and Stockholders’ Equity	$708,577	$737,846

The accompanying notes are an integral part of these financial statements.

Russell Hobbs, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)
(In thousands, except per share data)

	Nine Months Ended March 31,
	2010		2009
	(Dollars in thousands)

Net sales	$617,281	100.0%	$629,463	100.0%
Cost of goods sold	422,652	68.5	458,118	72.8

Gross profit	194,629	31.5	171,345	27.2

Selling, general and administrative expenses:
Operating expenses	129,767	21.0	141,208	22.4
Integration and transition expenses	454	0.1	1,147	0.2
Patent infringement and other litigation expenses	1,806	0.3	5,757	0.9
Employee termination benefits	379	0.1	916	0.1
Merger and acquisition related expenses	2,026	0.3	1,015	0.2

	134,432	21.8	150,043	23.8

Operating income	60,197	9.7	21,302	3.4

Other expense (income):
Interest expense ($21,673 and $31,426 in related party interest expense for the nine months ended March 31, 2010 and 2009, respectively)	24,112	3.9	38,130	6.1
Foreign currency exchange loss	4,293	0.7	6,152	1.0
Interest income and other expense (income), net	1,409	0.2	(3,322)	(0.5)

	29,814	4.8	40,960	6.6

Income (loss) from continuing operations before income taxes	30,383	4.9	(19,658)	(3.2)
Income tax provision	11,375	1.8	7,739	1.2

Income (loss) from continuing operations	19,008	3.1	(27,397)	(4.4)
Income (loss) from discontinued operations, net of tax of $322 and $37 (Note 9)	(8,874)	(1.4)	(17,616)	(2.8)

Net earnings (loss)	10,134	1.7	(45,013)	(7.2)
Preferred stock dividends	13,914	2.3	—	—

Net earnings (loss) available to common stockholders	$(3,780)	(0.6)%	$(45,013)	(7.2)%

Earnings (loss) per common share:
Income (loss) from continuing operations — basic and diluted	$0.00		$(0.04)
Loss from discontinued operations — basic and diluted	(0.01)		(0.02)

Net earnings (loss) — basic and diluted	$(0.01)		$(0.06)

Weighted average common shares outstanding:
Basic and diluted	739,013		739,013

The accompanying notes are an integral part of these financial statements.

Russell Hobbs, Inc. and Subsidiaries

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY (Unaudited)
(In thousands)

					Accumulated
					Other
	Common	Treasury	Paid-in	Accumulated	Comprehensive
	Stock	Stock	Capital	Deficit	Loss	Total

Balance at June 30, 2009	$7,319	$(65,793)	$302,677	$(102,460)	$(42,064)	$99,679
Comprehensive income:
Net earnings	—	—	—	10,134	—	10,134
Foreign currency translation adjustment (net of $0 tax)	—	—	—	—	(5,859)	(5,859)
Defined pension plans (net of $0.7 million tax)	—	—	—	—	2,925	2,925
Foreign exchange forwards (net of $0 tax)	—	—	—	—	364	364
Increase in fair value of marketable securities (net of $0 tax)	—	—	—	—	290	290

Total comprehensive income						7,854

Balance at March 31, 2010	$7,319	$(65,793)	$302,677	$(92,326)	$(44,344)	$107,533

The accompanying notes are an integral part of this financial statement.

Russell Hobbs, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Nine Months Ended
	March 31,
	2010	2009
	(In thousands)

Cash flows from operating activities:
Net earnings (loss)	$10,134	$(45,013)
Reconciliation of net earnings (loss) to net cash provided by (used in) operating activities:
Depreciation of property, plant and equipment	6,163	5,504
Provision for doubtful accounts	1,202	247
Non-cash interest	20,647	31,426
Amortization of intangible and other assets	4,366	4,333
Deferred taxes	296	(293)
Changes in assets and liabilities, net of acquisition:
Accounts and other receivables	8,311	28,870
Inventories	23,245	25,338
Prepaid expenses and other	1,599	5,836
Accounts payable and accrued expenses	8,404	(87,134)
Current income taxes	5,430	892
Other assets and liabilities	(5,969)	(9,795)

Net cash provided by (used in) operating activities	83,828	(39,789)

Cash flows from investing activities:
Additions to property, plant and equipment	(1,679)	(5,420)
Investment in Island Sky Australia Limited	(274)	(3,538)
Proceeds from sale of assets	—	2,452

Net cash used in investing activities	(1,953)	(6,506)

Cash flows from financing activities:
Amortization payments on Harbinger term loan	(15,000)	—
Net (payments) borrowings under lines of credit	(49,645)	(13,148)
Payments in connection with Spectrum merger	(3,018)	—
Proceeds from Series E Redeemable Preferred Stock	—	50,000
(Payoff of) net proceeds from Brazil term loan	(2,228)	1,930

Net cash (used in) provided by financing activities	(69,891)	38,782

Effect of exchange rate changes on cash	(503)	(3,422)

Net increase (decrease) in cash and cash equivalents	11,481	(10,935)
Cash and cash equivalents at beginning of period	16,095	26,136

Cash and cash equivalents at end of period	$27,576	$15,201

Supplemental Disclosures of Cash Flow Information:

	Nine Months Ended
	March 31,
	2010	2009
	(In thousands)

Cash paid during the period for:
Interest	$3,182	$4,482
Income taxes	$6,794	$1,724

The accompanying notes are an integral part of these financial statements.

Russell Hobbs, Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements

1.	SUMMARY OF ACCOUNTING POLICIES

Interim Reporting

The accompanying unaudited consolidated balance sheets as of March 31, 2010 include the accounts of Russell Hobbs, Inc. and its subsidiaries (“Russell Hobbs”).

All significant intercompany transactions and balances have been eliminated. The unaudited consolidated financial statements have been prepared in conformity with Rule 10-01 of Regulation S-X of the Securities and Exchange Commission and, therefore, do not include information or footnotes necessary for a complete presentation of the financial position, results of operations and cash flows in conformity with accounting principles generally accepted in the United States of America. However, all adjustments (consisting of normal recurring accruals) that, in the opinion of management, are necessary for a fair presentation of the financial statements have been included. Operating results for the periods ended March 31, 2010 are not necessarily indicative of the results that may be expected for the full fiscal year ending June 30, 2010 due to seasonal fluctuations in Russell Hobbs’ business, changes in economic conditions and other factors.

These interim unaudited financial statements should be read in conjunction with the audited financial statements of Russell Hobbs as of and for the fiscal year ended June 30, 2009.

Overview

In December 2007, two longstanding companies in the small household appliance business, Salton, Inc. and Applica Incorporated, combined their businesses through a merger of SFP Merger Sub, Inc., a Delaware corporation and a wholly owned direct subsidiary of Salton, Inc., with and into APN Holding Company, Inc., the parent of Applica Incorporated. As a result of the merger, APN Holdco became a wholly-owned subsidiary of Salton. In December 2009, the combined company (formerly known as Salton, Inc.) changed its name to Russell Hobbs, Inc.

Based in Miramar, Florida, Russell Hobbs is a leading marketer and distributor of a broad range of branded small household appliances. Russell Hobbs markets and distributes small kitchen and home appliances, pet and pest products and personal care products. Russell Hobbs has a broad portfolio of well recognized brand names, including Black & Decker®, George Foreman®, Russell Hobbs®, Toastmaster®, LitterMaid®, Farberware®, Breadman®, and Juiceman®. Russell Hobbs’ customers include mass merchandisers, specialty retailers and appliance distributors primarily in North America, South America, Europe and Australia.

As of March 31, 2010, Russell Hobbs was 100% owned by Harbinger Capital Partners Master Fund  I, Ltd. and Harbinger Capital Partners Special Situations Fund, L.P. (together “Harbinger”).

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income and other gains and losses affecting stockholders’ equity that, under generally accepted accounting principles, are excluded from net income. For Russell Hobbs, such items consist primarily of foreign currency translation gains and losses, change in fair value of derivative instruments, adjustments to defined pension plans and unrealized gains or losses on investments. Russell Hobbs presents accumulated other comprehensive income, net of taxes, in its consolidated statement of stockholders’ equity.

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Notes to Unaudited Consolidated Financial Statements — (Continued)

The components of accumulated other comprehensive income, net of tax, were as follows:

	March 31,	June 30,
	2010	2009
	(In thousands)

Accumulated foreign currency translation adjustment	$(37,396)	$(31,537)
Defined pension plans	(5,574)	(8,499)
Foreign exchange forwards	(349)	(713)
Reduction in market value of investment in Island Sky	(1,025)	(1,315)

Total accumulated other compressive loss	$(44,344)	$(42,064)

Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing net earnings (loss) for the period by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is computed by dividing net earnings (loss) for the period by the weighted average number of common shares outstanding during the period, plus the dilutive effect of common stock equivalents (such as stock options) using the treasury stock method. The currently outstanding restricted stock units and stock options have been excluded from the calculation of diluted earnings (loss) because performance conditions related to such common stock equivalents were not met as of the periods indicated.

The following table sets forth the computation of basic and diluted earnings (loss) per share:

	Nine Months Ended
	March 31,	March 31,
	2010	2009
	(In thousands except per share amounts)

Income (loss) from continuing operations	$19,008	$(27,397)
Preferred stock dividends	(13,914)	—

Earnings (loss) from continuing operations attributable to common stockholders	5,094	(27,397)
Loss from discontinued operations	(8,874)	(17,616)

Net earnings (loss) attributable to common stockholders	$(3,780)	$(45,013)

Weighted average common shares outstanding — basic and diluted	739,013	739,013
Earnings (loss) per common share — basic and diluted:
Earnings (loss) from continuing operations	$0.00	$(0.04)
Loss from discontinued operations	(0.01)	(0.02)

Net earnings (loss)	$(0.01)	$(0.06)

Foreign Currency Exchange Loss

The financial position and results of operations of Russell Hobbs’ foreign subsidiaries are measured using the foreign subsidiary’s local currency as the functional currency. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred. Foreign currency transaction loss included in other expense (income) totaled $4.3 million in the nine months ended March 31, 2010, as compared to $6.2 million in nine months ended March 31, 2009. Included in the foreign currency transaction loss of $4.3 million in the nine months ended March 31, 2010 were realized (i.e. cash settled) gains of $0.9 million and unrealized (non cash)

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Notes to Unaudited Consolidated Financial Statements — (Continued)

losses of $5.2 million. Included in the foreign currency transaction loss of $6.2 million in the nine months ended March 31, 2009 were realized losses of $6.2 million and unrealized losses of $0.0 million. Foreign currency gains (losses) fluctuate with the strengthening or weakening of international currencies in geographies where Russell Hobbs does business (including British Pound, Euro, Canadian Dollar, Australian Dollar, Brazilian Real and Mexican Peso) versus the United States dollar.

Intangible Assets

The components of Russell Hobbs’ intangible assets were as follows:

	Weighted	March 31, 2010		June 30, 2009
	Average	Gross		Gross
	Amortization	Carrying	Accumulated	Carrying	Accumulated
	Period	Amount	Amortization	Amount	Amortization
	(Years)	(In thousands)

Licenses	9	$42,510	$(14,073)	$42,510	$(10,530)
Trade names(1)	Indefinite	159,859	—	166,554	—
Patents	12	8,240	(2,174)	8,240	(1,659)
Customer relationships	9	2,310	(813)	2,310	(620)

		$212,919	$(17,060)	$219,614	$(12,809)

(1)	Decrease in the gross carrying amount of indefinite trade names at March 31, 2010 was solely attributable to foreign currency translation, as certain significant trade names are recorded on the books of Russell Hobbs’ European subsidiary.

Amortization expense related to intangible assets was $4.3 million during both the nine month periods ended March 31, 2010 and 2009. Estimated annual amortization expense for the next five years is approximately $5.7 million.

As of December 31, 2009, Russell Hobbs performed its annual fair value assessment of its goodwill and indefinite lived intangible assets, with the assistance of an independent third party valuation group, and determined that there was no impairment.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current period’s presentation. These reclassifications relate primarily to the presentation of discontinued operations and the presentation of foreign currency exchange gain and loss as a component of other expense (income).

Financial Accounting Standards Board Accounting Standards Codification

In June 2009, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162” (the “Codification” or “ASC”). SFAS 168 is an accounting standard which established the Codification to become the single source of authoritative generally accepted accounting principles (“GAAP”) recognized by the FASB to be applied by nongovernmental entities, with the exception of guidance issued by the SEC and its staff. All guidance contained in the Codification carries an equal level of authority. The Codification is not intended to change GAAP, but rather is expected to simplify accounting research by reorganizing current GAAP into approximately 90 accounting topics. Russell Hobbs adopted this accounting standard effective September 30, 2009. The adoption of this accounting standard, which was subsequently codified into ASC Topic 105: “Generally

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Notes to Unaudited Consolidated Financial Statements — (Continued)

Accepted Accounting Principles,” had no impact on Russell Hobbs’ retained earnings, upon adoption, and will have no impact on Russell Hobbs’ financial position, results of operations or cash flows.

Financial Accounting Standards Not Yet Adopted

Employers’ Disclosures About Postretirement Benefit Plan Assets.  In December 2008, the FASB issued new accounting guidance on employers’ disclosures about assets of a defined benefit pension or other postretirement plan. It requires employers to disclose information about fair value measurements of plan assets. The objectives of the disclosures are to provide an understanding of: (a) how investment allocation decisions are made, including the factors that are pertinent to an understanding of investment policies and strategies, (b) the major categories of plan assets, (c) the inputs and valuation techniques used to measure the fair value of plan assets, (d) the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period and (e) significant concentrations of risk within plan assets. The provisions are effective for Russell Hobbs’ financial statements for the fiscal year beginning July 1, 2010. The adoption of this guidance is not expected to have a material effect on Russell Hobbs’ financial position, results of operations or cash flows.

Accounting for Transfers of Financial Assets.  In June 2009, the FASB issued new accounting guidance to improve the information provided in financial statements concerning transfers of financial assets, including the effects of transfers on financial position, financial performance and cash flows, and any continuing involvement of the transferor with the transferred financial assets. The provisions are effective for the Russell Hobbs’ financial statements for the fiscal year beginning July 1, 2010. Russell Hobbs is in the process of evaluating the impact that the guidance may have on its financial statements and related disclosures.

Variable Interest Entities.  In June 2009, the FASB issued new accounting guidance requiring an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. It also requires enhanced disclosures that will provide users of financial statements with more transparent information about an enterprise’s involvement in a variable interest entity. The provisions are effective for the Russell Hobbs’ financial statements for the fiscal year beginning July 1, 2010. Russell Hobbs does not anticipate that the adoption of this standard will have a material impact on its financial position, results of operations and cash flows and related disclosures.

Fair Value Measurements and Disclosures.  In January 2010, the FASB issued new guidance which amends ASC 820 and requires additional disclosure related to recurring and non-recurring fair value measurements in respect of transfers in and out of Levels 1 and 2 and activity in Level 3 fair value measurements. The update also clarifies existing disclosure requirements related to the level of disaggregation and disclosure about inputs and valuation techniques. These provisions were adopted by Russell Hobbs on January 1, 2010, except for disclosures related to activity in Level 3 fair value measurements which are effective for Russell Hobbs’ financial statements for the fiscal year beginning July 1, 2011. The adoption of these provisions did not have a material impact on Russell Hobbs’ financial position, results of operations, and cash flows, and related disclosures. Russell Hobbs does not anticipate that the adoption of the remaining provisions will have a material impact on its financial position, results of operations and cash flows and related disclosures.

2.	MERGER WITH SPECTRUM BRANDS

On February 9, 2010, Russell Hobbs entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Spectrum Brands, Inc., a Delaware corporation (“Spectrum Brands”), Spectrum Brands Holdings, Inc., a Delaware corporation (“SB Holdings”), Battery Merger Corp., a Delaware corporation and a direct wholly-owned subsidiary of SB Holdings, and Grill Merger Corp., a Delaware corporation and a direct wholly-owned subsidiary of SB Holdings. See Note 13 regarding completion of the proposed merger on June 16, 2010.

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Notes to Unaudited Consolidated Financial Statements — (Continued)

Merger and Financing-Related Expenses

In connection with the proposed merger with Spectrum Brands, Russell Hobbs had incurred approximately $2.0 million in merger-related costs that were expensed in the nine months ended March 31, 2010. These expenses are included in “Merger and acquisition related expenses” in the accompanying consolidated statements of operations for the nine months ended March 31, 2010.

Additionally, in connection with securing the financing for the merger, Russell Hobbs incurred approximately $10.0 million in costs, including the initial arrangement fees upon the execution of the financing commitment letters on February 9, 2010. These expenses have been capitalized and are included in “Other Assets” in the accompanying consolidated balance sheet at March 31, 2010. At March 31, 2010, Russell Hobbs had a balance of approximately $7.7 million included in “Accounts Payable” related to the aforementioned financing related fees.

3.	MERGER OF SALTON AND APPLICA

On December 28, 2007, the stockholders of Salton approved all matters necessary for the merger of SFP Merger Sub, Inc., a Delaware corporation and a wholly owned direct subsidiary of Salton (“Merger Sub”), with and into APN Holdco, the parent of Applica Incorporated, a Florida corporation (“Applica”). As a result of the merger, Applica became a wholly-owned subsidiary of Salton. The merger was consummated pursuant to an Agreement and Plan of Merger dated as of October 1, 2007 by and among Salton, Merger Sub and APN Holdco. In December 2009, the combined company (formerly known as Salton, Inc.) changed its name to Russell Hobbs, Inc.

While Salton was the legal acquiror and surviving registrant in the merger, Applica was deemed to be the accounting acquiror. Accordingly, for accounting and financial statement purposes, the merger was treated as a reverse acquisition of Salton, Inc. by Applica under the purchase method of accounting. As such, Applica applied purchase accounting to the assets and liabilities of Salton upon consummation of the merger with no adjustment to the carrying value of Applica’s assets and liabilities. For purposes of financial reporting, the merger was deemed to have occurred on December 31, 2007.

Purchase accounting reserves were approximately $8 million and primarily consisted of approximately $5 million of severance and certain change-in-control contractual payments and approximately $3 million of shutdown costs. Management’s plans to exit certain activities of legacy Salton were substantially completed by June 30, 2008.

Russell Hobbs accrued certain liabilities relating to the exit of certain activities, the termination of employees and the integration of operations in conjunction with the merger, which have been included in the allocation of the acquisition cost as follows for the nine months ended March 31, 2010 and 2009, respectively:

	Amount			Amount
	Accrued as of		Other	Accrued as of
	June 30, 2009	Amount Paid	Adjustments	March 31, 2010
		(In thousands)

Severance and other accrued expenses	$500	$(25)	$—	$475
Unfavorable lease and other	2,417	(1,296)	(149)	972

Total	$2,917	$(1,321)	$(149)	$1,447

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Notes to Unaudited Consolidated Financial Statements — (Continued)

	Amount			Amount
	Accrued as of		Other	Accrued as of
	June 30, 2008	Amount Paid	Adjustments	March 31, 2009
		(In thousands)

Severance and related expenses	$2,189	$(1,046)	$—	$1,143
Unfavorable lease and other	2,522	(1,941)	(118)	463

Total	$4,711	$(2,987)	$(118)	$1,606

4.	COMMITMENTS AND CONTINGENCIES

Litigation and Other Matters

NACCO Litigation.  Applica is a defendant in NACCO Industries, Inc. et al. v. Applica Incorporated et al., Case No. C.A. 2541-N, which was filed in the Court of Chancery of the State of Delaware on November 13, 2006.

The original complaint in this action alleged a claim for breach of contract against, and a number of tort claims against certain entities affiliated with Harbinger (“Harbinger Parties”). The claims related to the termination of the merger agreement between Applica and NACCO Industries, Inc. and one of its affiliates following Applica’s receipt of a superior merger offer from the Harbinger Parties. On October 22, 2007, the plaintiffs filed an amended complaint asserting claims against Applica for breach of contract and breach of the implied covenant of good faith relating to the termination of the NACCO merger agreement and asserting various tort claims against the Harbinger Parties. The original complaint initially sought specific performance of the NACCO merger agreement or, in the alternative, damages. The amended complaint, however, seeks only damages. In light of the consummation of Applica’s merger with Harbinger in January 2007, Russell Hobbs believes that any claim for specific performance is moot. Applica filed a motion to dismiss the amended complaint in December 2007. Rather than respond to the motion to dismiss the amended complaint, NACCO filed a motion for leave to file a second amended complaint, which was granted in May 2008. Applica moved to dismiss the second amended complaint, which motion was granted in part and denied in part in December 2009. Trial is scheduled for December 2010.

Russell Hobbs believes that the action is without merit and intends to defend vigorously, but may be unable to resolve the disputes successfully without incurring significant expenses.

Asbestos Matters.  A subsidiary of Russell Hobbs, Inc. is a defendant in three asbestos lawsuits in which the plaintiffs have alleged injury as the result of exposure to asbestos in hair dryers distributed by Applica over 20 years ago. Although such company never manufactured such products, asbestos was used in certain hair dryers sold by it prior to 1979. Another subsidiary of Russell Hobbs, Inc. is also a defendant in one asbestos lawsuit in which the plaintiff has alleged injury as the result of exposure to asbestos in toasters and/or toaster ovens. There are numerous defendants named in these lawsuits, many of whom actually manufactured asbestos containing products. Russell Hobbs believes that the action is without merit and intends to defend vigorously, but may be unable to resolve the disputes successfully without incurring significant expenses. At this time, Russell Hobbs does not believe it has coverage under its insurance policies for the asbestos lawsuits.

Environmental Matters.  Prior to 2003, Toastmaster Inc., a subsidiary of Russell Hobbs, manufactured certain of its products at facilities that it owned in the United States and Europe. Toastmaster is investigating or remediating historical contamination at the following sites:

•	Kirksville, Missouri. Soil and groundwater contamination by trichloroethylene has been identified at the former manufacturing facility in Kirksville, Missouri. Toastmaster has entered into a Consent Agreement with the Missouri Department of Natural Resources (“MDNR”) regarding the contamination.

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Notes to Unaudited Consolidated Financial Statements — (Continued)

•	Laurinburg, North Carolina. Soil and groundwater contamination by trichloroethylene has been identified at the former manufacturing facility in Laurinburg, North Carolina. A groundwater pump and treat system has operated at the site since 1993.

•	Macon, Missouri. Soil and groundwater contamination by trichloroethylene and petroleum have been identified at the former manufacturing facility in Macon, Missouri. The facility is participating in the Missouri Brownfields/Voluntary Cleanup Program.

Additionally, Toastmaster has been notified of its potential liability for cleanup costs associated with the contaminated Missouri Electric Works Superfund Site in Cape Girardeau, Missouri. Toastmaster had previously been notified by the EPA of its possible liability in 1990 and joined a group of potentially responsible parties (“PRPs”) to respond to the EPA claims. Those matters were resolved. The PRPs have also responded to the EPA’s latest claims by denying liability and asserting affirmative defenses. Russell Hobbs believes that, based on available records, Toastmaster’s share of any liability would only be approximately 0.5% of the total liability.

The discovery of additional contamination at these or other sites could result in significant cleanup costs. These liabilities may not arise, if at all, until years later and could require Russell Hobbs to incur significant additional expenses, which could materially adversely affect its results of operations and financial condition. At March 31, 2010, Russell Hobbs had accrued $6.0 million for environmental matters. Russell Hobbs believes that any remaining exposure not already accrued for should be immaterial.

Other Matters.  Russell Hobbs is subject to legal proceedings, product liability claims and other claims that arise in the ordinary course of its business. In the opinion of management, the amount of ultimate liability, if any, in excess of applicable insurance coverage, is not likely to have a material effect on its financial condition, results of operations or liquidity. However, as the outcome of litigation or other claims is difficult to predict, significant changes in the estimated exposures could occur.

As a distributor of consumer products, Russell Hobbs is also subject to the Consumer Products Safety Act, which empowers the Consumer Products Safety Commission (the “CPSC”) to exclude from the market products that are found to be unsafe or hazardous. Russell Hobbs receives inquiries from the CPSC in the ordinary course of its business.

Russell Hobbs may have certain non-income tax-related liabilities in a foreign jurisdiction. Based on the advice of legal counsel, Russell Hobbs believes that it is possible that the tax authority in the foreign jurisdiction could claim that such taxes are due, plus penalties and interest. Currently, the amount of potential liability cannot be estimated, but if assessed, it could be material to its financial condition, results of operations or liquidity. However, if assessed, Russell Hobbs intends to vigorously pursue administrative and judicial action to challenge such assessment, however, no assurances can be made that it will ultimately be successful.

Employment and Other Agreements

Russell Hobbs has an employment agreement with its President and Chief Executive Officer. This contract terminates on May 1, 2011, but will be automatically extended each year for an additional one-year period unless prior written notice of an intention not to extend is given by either party at least 30 days’ prior to the applicable termination date. The agreement provides for minimum annual base salary in addition to other benefits and equity grants at the discretion of the Board of Directors. Under the agreement, the executive is entitled to an annual performance bonus based upon Russell Hobbs’s achievement of certain objective earnings goals. The target amount of the performance bonus is 50% of base salary.

The agreement contains certain non-competition, non-disclosure and non-solicitation covenants. The executive can be terminated for cause, in which case all obligations of Russell Hobbs under the agreement

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Notes to Unaudited Consolidated Financial Statements — (Continued)

immediately terminate, or without cause, in which case he is entitled to a lump sum payment equal to the one and one-half times his severance base. If, at any time during the term of the agreement, (1) the executive is terminated without cause or (2) if he terminates his employment under specific circumstances, including a change in control of Russell Hobbs, Russell Hobbs must pay him a lump sum equal to one and one-half times his severance base. The term “severance base” is defined in the agreement as the sum of (1) the executive’s base salary, plus (2) the higher of (a) the target-level incentive bonus for the year during which the termination occurs and (b) the average of the incentive bonuses paid to the executive for the three years immediately preceding the year in which the termination occurs.

Russell Hobbs also has an employment agreement with its President and General Manager of the Americas Division. This contract terminates on May 1, 2012 but will be automatically extended each year for an additional one-year period unless prior written notice of an intention not to extend is given by either party at least 60 days prior to the applicable termination date. The agreement provides for minimum annual base salary in addition to other benefits and equity at the discretion of the Board of Directors. Under the agreement, the executive is entitled to an annual performance bonus based upon Russell Hobbs’ achievement of certain objective earnings goals. The target amount of the performance bonus is 50% of base salary.

The agreement contains certain non-competition, non-disclosure and non-solicitation covenants. The executive can be terminated for cause, in which case all obligations of Russell Hobbs under the agreement immediately terminate, or without cause, in which case she is entitled to a lump sum payment equal to the one and one-half times her severance base. If, at any time during the term of the agreement, (1) the executive is terminated without cause or (2) if she terminates her employment under specific circumstances, including a change in control of Russell Hobbs, Russell Hobbs must pay her a lump sum equal to one and one-half times her severance base. The term “severance base” is defined in the agreement as the sum of (1) the executive’s base salary, plus (2) the higher of (a) the target-level incentive bonus for the year during which the termination occurs and (b) the average of the incentive bonuses paid to the executive for the three years immediately preceding the year in which the termination occurs.

Russell Hobbs has also entered into change-in-control agreements with certain of its other executive officers.

In June 2005, one of Russell Hobbs’ subsidiaries entered into a managed services agreement with Auxis, Inc., an information technology services firm. Pursuant to such agreement, Auxis is responsible for managing Russell Hobbs’ information technology infrastructure (including telecommunications, networking, data centers and the help desk) in North America. The agreement expires in June 2011 and provides for payments of approximately $0.1 million per month depending on the services required by Russell Hobbs. The agreement provides for early termination fees if Russell Hobbs terminates such agreement without cause, which fees decrease on a yearly basis from a maximum of 50% of the contract balance to a minimum of 25% of the contract balance.

In December 2007, one of Russell Hobbs’ subsidiaries entered into a services agreement with Weber Distribution LLC for the provision of distribution related services at its Redlands, California warehouse. Such agreement was amended in May 2009 to add both Russell Hobbs’ Little Rock, Arkansas warehouse and its warehousing and distribution needs in Canada. The agreement terminates in March 2013 but may be renewed on the mutual agreement of the parties. Payments pursuant to such agreement total approximately $0.8 million per month.

License Agreements

Russell Hobbs licenses the Black & Decker® brand in North America, Latin America (excluding Brazil) and the Caribbean for four core categories of household appliances: beverage products, food preparation products, garment care products and cooking products. In December 2007, Russell Hobbs and The Black &

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Notes to Unaudited Consolidated Financial Statements — (Continued)

Decker Corporation extended the trademark license agreement through December 2012, with an automatic extension through December 2014 if certain milestones are met regarding sales volume and product return. Under the agreement as extended, Russell Hobbs agreed to pay The Black & Decker Corporation royalties based on a percentage of sales, with minimum annual royalty payments as follows:

•	Calendar Year 2010: $14,500,000

•	Calendar Year 2011: $15,000,000

•	Calendar Year 2012: $15,000,000

The agreement also requires Russell Hobbs to comply with minimum annual return rates for products. If The Black & Decker Corporation does not agree to renew the license agreement, Russell Hobbs has 18 months to transition out of the brand name. No minimum royalty payments will be due during such transition period. The Black & Decker Corporation has agreed not to compete in the four core product categories for a period of five years after the termination of the license agreement. Upon request, Black & Decker may elect to extend the license to use the Black & Decker® brand to certain additional products. Black & Decker has approved several extensions of the license to additional categories including home environment and pest. On April 1, 2010, Russell Hobbs purchased the rights to use the Farberware® brand by executing a new 200 year, royalty-free, exclusive license with the Farberware Licensing Company to use the Farberware® brand name on portable kitchen electric retail products worldwide (excluding Canada). Russell Hobbs previously licensed the Farberware® brand in the United States and Mexico for several types of household appliances, including beverage products, food preparation products, garment care products and cooking products. The term of the previous license, which was terminated, was through June 2010.

Russell Hobbs owns the LitterMaid® trademark for self-cleaning litter boxes and has extended the trademark for accessories such as litter, a litterbox privacy tent and waste receptacles. Russell Hobbs owns two patents and has exclusive licenses to three other patents covering the LitterMaid® litter box, which require Russell Hobbs to pay royalties based on a percentage of sales. The license agreements are for the life of the applicable patents and do not require minimum royalty payments. The patents have been issued in the United States and a number of foreign countries.

Russell Hobbs maintains various other licensing and contractual relationships to market and distribute products under specific names and designs. These licensing arrangements generally require certain license fees and royalties. Some of the agreements contain minimum sales requirements that, if not satisfied, may result in the termination of the agreements.

5.	SENIOR SECURED CREDIT FACILITY, LETTERS OF CREDIT AND LONG-TERM DEBT

North American Credit Facility.  Russell Hobbs has a $125 million asset-based senior secured revolving credit facility maturing in December 2012. The facility includes an accordion feature which permits Russell Hobbs to request an increase in the aggregate revolver amount by up to $75 million.

At Russell Hobbs’ option, interest accrues on the loans made under the North American credit facility at either:

•	LIBOR (adjusted for any reserves), plus a specified margin (determined by Russell Hobbs’ average quarterly availability and set at 2.0% on March 31, 2010), which was 2.25% on March 31, 2010; or

•	the Base Rate plus a specified margin (based on Russell Hobbs’ average quarterly availability and set at 1.00% on March 31, 2010), which was 4.25% on March 31, 2010.

The Base Rate is the greater of (a) Bank of America’s prime rate; (b) the Federal Funds Rate for such day, plus 0.50%; or (c) the LIBOR Rate for a 30-day interest period as determined on such day, plus 1.0%.

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Notes to Unaudited Consolidated Financial Statements — (Continued)

Advances under the facility are governed by Russell Hobbs’ collateral value, which is based upon percentages of eligible accounts receivable and inventories of its North American operations. Under the credit facility, Russell Hobbs must comply with a minimum monthly cumulative EBITDA covenant through December 31, 2008. Thereafter, if availability is less than $30,000,000, Russell Hobbs must maintain a minimum fixed charge coverage ratio of 1.0 to 1.0.

The credit facility contains a number of significant covenants that, among other things, restrict the ability of Russell Hobbs to dispose of assets, incur additional indebtedness, prepay other indebtedness, pay dividends, repurchase or redeem capital stock, enter into certain investments or create new subsidiaries, enter into sale and lease-back transactions, make certain acquisitions, engage in mergers or consolidations, create liens, or engage in certain transactions with affiliates, and that otherwise restrict corporate and business activities. At March 31, 2010, Russell Hobbs was in compliance with all covenants under the credit facility.

The credit facility is collateralized by substantially all of the real and personal property, tangible and intangible, of Russell Hobbs, Inc. and its domestic subsidiaries, as well as:

•	a pledge of all of the stock of Russell Hobbs’ domestic subsidiaries;

•	a pledge of not more than 65% of the voting stock of each direct foreign subsidiary of Russell Hobbs, Inc. and each direct foreign subsidiary of each domestic subsidiary of Russell Hobbs, Inc.; and

•	a pledge of all of the capital stock of any subsidiary of a subsidiary of Russell Hobbs, Inc. that is a borrower under the credit facility, including Russell Hobbs’ Canadian subsidiary.

As of March 31, 2010 and 2009, Russell Hobbs had $13.0 million and $97.7 million, respectively, of borrowings outstanding. As of March 31, 2010, Russell Hobbs had $65.6 million available for future cash borrowings and had letters of credit of $5.5 million outstanding under its credit facility. As of June 30, 2009, Russell Hobbs had $52.7 million of borrowings outstanding. As of June 30, 2009, Russell Hobbs had $42.3 million available for future cash borrowings and had letters of credit of $4.1 million outstanding under its credit facility.

European Credit Facility.  Russell Hobbs Holdings Limited, Russell Hobbs Limited and certain other of Russell Hobbs’ European subsidiaries have a £40.0 million (approximately $60.3 million as of March 31, 2010) credit facility with Burdale Financial Limited. The facility consists of a revolving credit facility with an aggregate notional maximum availability of £30.0 million (approximately $45.2 million as of March 31, 2010) and two term loan facilities (one related to real property and the other to intellectual property of the European subsidiary group) of £2.4 million and £5.1 million (approximately $3.6 million and $7.7 million, respectively, as of March 31, 2010).

The credit agreement matures on December 31, 2012 and bears a variable interest rate of Bank of Ireland Base Rate (the “Base Rate”) plus 1.75% on the property term loan, the Base Rate plus 3% on the intellectual property term loan and the Base Rate plus 1.875% on the revolving credit loan (the “revolver loan”), in each case plus certain mandatory costs, payable on the last business day of each month. On March 31, 2010, these rates for borrowings were approximately 2.25%, 3.5% and 2.375% for the property term loan, the intellectual property term loan and the revolver loan, respectively.

The facility agreement contains a number of significant covenants that, among other things, restrict the ability of certain of Russell Hobbs’ European subsidiaries to dispose of assets, incur additional indebtedness, prepay other indebtedness, pay dividends, repurchase or redeem capital stock, enter into certain investments, make certain acquisitions, engage in mergers and consolidations, create liens, or engage in certain transactions with affiliates and otherwise restrict corporate and business activities. In addition, the European subsidiaries are required to comply with a fixed charge coverage ratio. Such subsidiaries were in compliance with all covenants as of March 31, 2010.

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Notes to Unaudited Consolidated Financial Statements — (Continued)

The facility agreement is secured by all of the tangible and intangible assets of certain foreign entities, a pledge of the capital stock of certain subsidiaries and is unconditionally guaranteed by certain of Russell Hobbs’ foreign subsidiaries.

As of March 31, 2010, under the European revolver loan, there were no outstanding borrowings and £11.7 million (approximately $17.6 million) available for future cash borrowings. As of March 31, 2009, under the revolver loan, Russell Hobbs Limited had outstanding borrowings of £8.5 million (approximately $12.2 million) and £1.5 million (approximately $2.2 million) available for future cash borrowings. As of June 30, 2009, under the revolver loan, Russell Hobbs Limited had outstanding borrowings of £4.1 million (approximately $6.7 million) and £4.7 million (approximately $7.7 million) available for future cash borrowings.

As of March 31, 2010, under the term loans, Russell Hobbs Limited had a total of £7.5 million (approximately $11.3 million) of borrowings outstanding. As of March 31, 2009, Russell Hobbs Limited had a total of £8.0 million (approximately $11.5 million) of borrowings outstanding. No principal amounts are due on the term loans until December 31, 2012. As of June 30, 2009, under the term loans, Russell Hobbs Limited had a total of £8.0 million (approximately $13.1 million) of borrowings outstanding.

Australian Credit Facility.  In August 2009, Russell Hobbs’ Australian and New Zealand subsidiaries entered into an AUD$15 million (approximately $13.4 million at March 31, 2010) revolving credit facility with GE Commercial Corporation (Australia) Pty Ltd. maturing in August 2012. Interest accrues on the loans made under the Australian credit facility at the Index Rate, which is based on the 90-day Bank Bill Swap Rate, plus 3.95%, which was 8.17% at March 31, 2010.

Advances under the credit facility are governed by a collateral value that is based upon percentages of eligible accounts receivable and inventories of Russell Hobbs’ Australian operations. Under the credit facility, Russell Hobbs’ Australian and New Zealand subsidiaries must comply with a minimum fixed charge coverage ratio and minimum tangible net worth covenants. Russell Hobbs was in compliance with all covenants as of March 31, 2010.

As of March 31, 2010, Russell Hobbs had no outstanding borrowings and AUD $3.6 million (approximately $3.3 million) available for future cash borrowings under its Australian credit facility.

Brazil Term Loan.  In May 2008, Russell Hobbs’ Brazilian subsidiary entered into a two-year term loan facility with a local Brazilian institution. The facility’s maturity date was May 2010. The facility contained no prepayment penalty clause, was secured by certain local accounts receivables and bore interest at an annual rate of 17%. In August 2009, Russell Hobbs’ Brazilian subsidiary paid off the term loan in full.

Harbinger Term Loan.  In December 2007, Russell Hobbs entered into a $110 million term loan due December 2012 with Harbinger. The term loan is secured by a lien on Russell Hobbs’ North American assets, which is subordinate to the North American credit facility. In April 2008, Russell Hobbs entered into an amendment to the term loan, which, among other things:

•	provided for the payment of interest by automatically having the outstanding principal amount increase by an amount equal to the interest due (the “PIK Option”) from January 31, 2008 through March 31, 2009;

•	provided Russell Hobbs the option, after March 31, 2009, to pay the interest due on such loan either (i) in cash or (ii) by the PIK Option;

•	increased the applicable borrowing margins by 150 basis points (the “Margin Increase”) as consideration for the right to have the PIK Option;

•	increased the outstanding loan amount by $15 million from $110 million to $125 million to fund general corporate purposes; and

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Notes to Unaudited Consolidated Financial Statements — (Continued)

•	provided Russell Hobbs a delayed draw option to draw down up to an additional $15 million in the next 24 months in installments of at least $5 million to fund general corporate expenses (which was subsequently drawn in the fourth fiscal quarter of 2008).

At Russell Hobbs’ option, interest accrues on the term loan at either (i) LIBOR plus 800 basis points, which was 8.23% at March 31, 2010, or (ii) Base Rate plus 700 basis points, which was 10.25% at March 31, 2010. The Base Rate is Bank of America’s prime rate.

The term loan amortizes in thirteen equal installments of $5.0 million each, on the last day of each September, December, March and June, with all unpaid amounts due at maturity. On March 31, 2010, Russell Hobbs paid $5.0 million as the third installment of the term loan amortization. In connection with the term loan amortization payments made on September 30, 2009, December 31, 2009 and March 31, 2010, Russell Hobbs also paid approximately $1.0 million in withholding taxes on behalf of Harbinger. As of March 31, 2010, the outstanding principal balance and accrued interest of the term loan was approximately $156.5 million.

In the event that Russell Hobbs prepays the term loan at any time, in whole or in part, for any reason, prior to the stated termination date, it must pay an early termination fee equal to the following:

(i)	3.9% of the amount of term loan prepaid on or after December 29, 2009 but on or prior to December 28, 2010;

(ii)	2.6% of the amount of term loan prepaid on or after December 29, 2010 but on or prior to December 28, 2011; and

(iii)	1.3% of the amount of term loan prepaid on or after December 29, 2011 but on or prior to the stated termination date.

6.	PREFERRED STOCK

Series D Preferred Stock.  In December 2007, in connection with the Salton and Applica merger, Russell Hobbs issued 110,231.336 shares of a new series of preferred stock, the Series D Nonconvertible (Non Voting) Preferred Stock (the “Series D Preferred Stock”) to Harbinger.

Ranking.  The Series D Preferred Stock ranks with respect to dividends and distributions of assets and rights upon the liquidation, winding up or dissolution of Russell Hobbs (a “Liquidation”) or a Sale Transaction (defined below) senior to all classes of common stock of Russell Hobbs and each other class or series of capital stock of Russell Hobbs which does not expressly rank pari passu with or senior to the Series D Preferred Stock (collectively, referred to as the “Junior Stock”).

Liquidation Preference.  Upon the occurrence of a Liquidation, the holders of shares of Series D Preferred Stock will be paid, prior to any payment or distribution to the holders of Junior Stock, for each share of Series D Preferred Stock held thereby an amount in cash equal to the sum of (x) $1,000 (as adjusted for stock splits, reverse stock splits, combinations, stock dividends, recapitalizations or other similar events of the Series D Preferred Stock, the “Series D Liquidation Preference”) plus, (y) all unpaid, accrued or accumulated dividends or other amounts due, if any, with respect to each share of Series D Preferred Stock.

“Sale Transaction” means (i) any merger, tender offer or other business combination in which the stockholders of Russell Hobbs owning a majority of the voting securities prior to such transaction do not own a majority of the voting securities of the surviving person, (ii) the voluntary sale, conveyance, exchange or transfer voting stock of Russell Hobbs if, after such transaction, the stockholders of Russell Hobbs prior to such transaction do not retain at least a majority of the voting power, or a sale of all or substantially all of the assets of Russell Hobbs; or (iii) the replacement of a majority of the board of directors of Russell Hobbs if the

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Notes to Unaudited Consolidated Financial Statements — (Continued)

election or the nomination for election of such directors was not approved by a vote of at least a majority of the directors in office immediately prior to such election or nomination.

Dividends.  The holders of Series D Preferred Stock are entitled to receive when, as and if declared by the board of directors, out of funds legally available therefore, cumulative dividends at an annual rate equal to 16%, compounded quarterly, of the Series D Liquidation Preference. To the extent not paid, such dividends accrue on a daily basis and accumulate and compound on a quarterly basis from the original date of issuance, whether or not declared. As of March 31, 2010 and June 30, 2009, accrued dividends included in the Series D Preferred Stock balance totaled approximately $37.0 million and $29.5 million, respectively. Total dividends in arrears were $9.9 million at March 31, 2010.

Russell Hobbs cannot declare or pay any dividends on, or make any other distributions with respect to or redeem, purchase or otherwise acquire (other than a redemption, purchase or other acquisition of common stock made for purposes of, and in compliance with, requirements of an employee benefit plan or other compensatory arrangement) for consideration, any shares of any Junior Stock unless and until all accrued and unpaid dividends on all outstanding shares of Series D Preferred Stock have been paid in full.

Voting Rights.  The Series D Preferred Stock generally is not entitled or permitted to vote on any matter required or permitted to be voted upon by the stockholders of Russell Hobbs, except as otherwise required under the Delaware General Corporation Law or as summarized below. The approval of the holders of at least a majority of the outstanding shares of Series D Preferred Stock would be required to (i) authorize or issue any class of Senior Stock or Parity Stock, or (ii) amend the Certificate of Designations authorizing the Series D Preferred Stock or the Russell Hobbs certificate of incorporation, whether by merger, consolidation or otherwise, so as to affect adversely the specified rights, preferences, privileges or voting rights of holders of shares of Series D Preferred Stock. In those circumstances where the holders of Series D Preferred Stock are entitled to vote, each outstanding share of Series D Preferred Stock would entitle the holder thereof to one vote.

No Conversion Rights.  The Series D Preferred Stock is not convertible into Russell Hobbs common stock.

Redemption Rights.  On a Sale Transaction, each outstanding share of Series D Preferred Stock will automatically be redeemed (unless otherwise prevented by applicable law), at a redemption price per share equal to 100% of the Series D Liquidation Preference, plus all unpaid, accrued or accumulated dividends or other amounts due, if any, on the shares of Series D Preferred Stock. If Russell Hobbs fails to redeem shares of Series D Preferred Stock on the redemption date, then during the period from the redemption date through the date on which such shares are actually redeemed, dividends on such shares would accrue and be cumulative at an annual rate equal to 18%, compounded quarterly, of the Series D Liquidation Preference.

When the Series D Preferred Stock was initially issued, the statement of designation contained provisions which required such stock to automatically be redeemed (unless otherwise prevented by applicable law) in December 2013, at a redemption price per share equal to 100% of the Series D Liquidation Preference, plus all unpaid, accrued or accumulated dividends. In October 2009, Russell Hobbs amended the certificates of designation for the Series D Preferred Stock to eliminate such redemption requirement (although the requirement that the stock be redeemed upon a Sale Transaction remains). Due to the elimination of the mandatory redemption feature, the outstanding amounts of Series D Preferred Stock and the related accrued dividends were reclassified on the balance sheet beginning in the quarter ended December 31, 2009. The Series D Preferred Stock is now classified as a separate line item apart from permanent equity on the balance sheet (as redemption thereof is outside of Russell Hobbs’ control), instead of a component of long-term liabilities. As a result of such reclassification, effective November 1, 2009, Russell Hobbs no longer recorded an interest expense in its consolidated statement of operations related to the Series D Preferred Stock as dividends now accrue in arrears.

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Notes to Unaudited Consolidated Financial Statements — (Continued)

Series E Preferred Stock.  In August 2008, pursuant to a purchase agreement with Harbinger, Russell Hobbs issued 25,000 shares of Series E Nonconvertible (Non-Voting) Preferred Stock (“Series E Preferred Stock”) for a cash price of $1,000 per share. In November 2008, Harbinger purchased the remaining 25,000 shares of Series E Preferred Stock in cash for a purchase price of $1,000 per share.

Ranking.  The Series E Preferred Stock ranks with respect to dividends and distributions of assets and rights upon the liquidation, winding up or dissolution of Russell Hobbs (a “Liquidation”) or a Sale Transaction (defined below) pari passu to the Series D Preferred Stock and senior to all classes of common stock of Russell Hobbs and each other class or series of capital stock of Russell Hobbs which does not expressly rank pari passu with or senior to the Series E Preferred Stock (collectively, referred to as the “Junior Stock”).

Liquidation Preference.  Upon the occurrence of a Liquidation, the holders of shares of Series E Preferred Stock will be paid, pari passu with the holder of the Series D Preferred Stock and prior to any payment or distribution to the holders of Junior Stock, for each share of Series E Preferred Stock held thereby an amount in cash equal to the sum of (x) $1,000 (as adjusted for stock splits, reverse stock splits, combinations, stock dividends, recapitalizations or other similar events of the Series E Preferred Stock, the “Series E Liquidation Preference”) plus, (y) all unpaid, accrued or accumulated dividends or other amounts due, if any, with respect to each share of Series E Preferred Stock.

“Sale Transaction” means (i) any merger, tender offer or other business combination in which the stockholders of Russell Hobbs owning a majority of the voting securities prior to such transaction do not own a majority of the voting securities of the surviving person, (ii) the voluntary sale, conveyance, exchange or transfer voting stock of Russell Hobbs if, after such transaction, the stockholders of Russell Hobbs prior to such transaction do not retain at least a majority of the voting power, or a sale of all or substantially all of the assets of Russell Hobbs; or (iii) the replacement of a majority of the board of directors of Russell Hobbs if the election or the nomination for election of such directors was not approved by a vote of at least a majority of the directors in office immediately prior to such election or nomination.

Dividends.  The holders of Series E Preferred Stock are entitled to receive when, as and if declared by the board of directors, out of funds legally available therefore, cumulative dividends at an annual rate equal to 16%, compounded quarterly, of the Series E Liquidation Preference. To the extent not paid, such dividends accrue on a daily basis and accumulate and compound on a quarterly basis from the original date of issuance, whether or not declared. As of March 31, 2010 and June 30, 2009, accrued dividends included in the Series E Preferred Stock balance totaled approximately $9.3 million and $6.2 million, respectively. Total dividends in arrears were $4.0 million at March 31, 2010.

Russell Hobbs cannot declare or pay any dividends on, or make any other distributions with respect to or redeem, purchase or otherwise acquire (other than a redemption, purchase or other acquisition of common stock made for purposes of, and in compliance with, requirements of an employee benefit plan or other compensatory arrangement) for consideration, any shares of any Junior Stock unless and until all accrued and unpaid dividends on all outstanding shares of Series E Preferred Stock have been paid in full.

Voting Rights.  The Series E Preferred Stock generally is not entitled or permitted to vote on any matter required or permitted to be voted upon by the stockholders of Russell Hobbs, except as otherwise required under the Delaware General Corporation Law or as summarized below. The approval of the holders of at least a majority of the outstanding shares of Series E Preferred Stock would be required to (i) authorize or issue any class of Senior Stock or Parity Stock, or (ii) amend the Certificate of Designations authorizing the Series E Preferred Stock or the Russell Hobbs certificate of incorporation, whether by merger, consolidation or otherwise, so as to affect adversely the specified rights, preferences, privileges or voting rights of holders of shares of Series E Preferred Stock. In those circumstances where the holders of Series E Preferred Stock are entitled to vote, each outstanding share of Series E Preferred Stock would entitle the holder thereof to one vote.

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Notes to Unaudited Consolidated Financial Statements — (Continued)

No Conversion Rights.  The Series E Preferred Stock is not convertible into Russell Hobbs common stock.

Redemption Rights.  On the earlier to occur of (i) a Sale Transaction or (ii) December 2013, each outstanding share of Series E Preferred Stock will automatically be redeemed (unless otherwise prevented by applicable law), at a redemption price per share equal to 100% of the Series E Liquidation Preference, plus all unpaid, accrued or accumulated dividends or other amounts due, if any, on the shares of Series E Preferred Stock. If Russell Hobbs fails to redeem shares of Series E Preferred Stock on the redemption date, then during the period from the redemption date through the date on which such shares are actually redeemed, dividends on such shares would accrue and be cumulative at an annual rate equal to 18%, compounded quarterly, of the Series E Liquidation Preference.

When the Series E Preferred Stock was initially issued, the statement of designation contained provisions which required such stock to automatically be redeemed (unless otherwise prevented by applicable law) in December 2013, at a redemption price per share equal to 100% of the Series E Liquidation Preference, plus all unpaid, accrued or accumulated dividends. In October 2009, Russell Hobbs amended the certificates of designation for the Series E Preferred Stock to eliminate such redemption requirement (although the requirement that the stock be redeemed upon a Sale Transaction remains). Due to the elimination of the mandatory redemption feature, the outstanding amounts of Series E Preferred Stock and the related accrued dividends were reclassified on the balance sheet beginning in the quarter ended December 31, 2009. The Series E Preferred Stock is now classified as a separate line item apart from permanent equity on the balance sheet (as redemption thereof is outside of Russell Hobbs’ control), instead of a component of long-term liabilities. As a result of such reclassification, effective November 1, 2009, Russell Hobbs no longer recorded an interest expense in its consolidated statement of operations related to the Series E Preferred Stock as dividends now accrue in arrears.

7.	PRODUCT WARRANTY OBLIGATIONS

Estimated future warranty obligations related to certain products are charged to operations in the period in which the related revenue is recognized. Russell Hobbs accrues for warranty obligations based on its historical warranty experience and other available information. Accrued product warranties included in accrued expenses as of March 31, 2010 and 2009 were as follows:

	March 31,	March 31,
	2010	2009
	(In thousands)

Balance, beginning of period	$8,950	$8,030
Additions to accrued product warranties	46,042	45,499
Reductions of accruals — payments and credits issued	(43,193)	(44,450)

Balance, end of period	$11,799	$9,079

8.	EMPLOYEE BENEFIT PLANS

Russell Hobbs has various benefit plans for its employees including defined benefit and defined contribution plans. Russell Hobbs recorded $1.2 million and $0.7 million of net periodic pension cost for the nine months ended March 31, 2010 and 2009, respectively.

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Notes to Unaudited Consolidated Financial Statements — (Continued)

The components of net periodic pension cost for the nine months ended March 31, 2010 and 2009 were as follows:

	For the Nine Months Ended
	March 31, 2010			March 31, 2009
	Domestic	Europe	Total	Domestic	Europe	Total
			(In thousands)

Service cost benefits earned during the period	$—	$178.2	$178.2	$—	$180.9	$180.9
Interest cost on projected benefit obligation	522.9	1,904.1	2,427.0	522.9	1,917.6	2,440.5
Actuarial return on plan assets	(395.4)	(1,188.9)	(1,584.3)	(395.4)	(1,197.9)	(1,593.3)
Net amortization and deferral	—	742.2	742.2	0.6	—	0.6

Net pension costs	$127.5	$1,635.6	$1,763.1	$128.1	$900.6	$1,028.7

9.	DISCONTINUED OPERATIONS

China Sourcing Operations

In December 2008, Russell Hobbs made a decision to close its China sourcing subsidiary, Applica Asia Limited (“AAL”). Operations of AAL were shutdown effective March 31, 2009.

The operation of AAL generated no revenue except for inter-company charges for services provided (cost plus 5% markup). Operating expenses of AAL consisted primarily of salaries, office supplies, product testing and other fixed and variable general operating charges.

AAL’s net loss was $0.3 million, related to income taxes, for the nine months ended March 31, 2010. For the nine months ended March 31, 2009, AAL’s net loss was $9.9 million.

With the closure of its sourcing operations in China, Russell Hobbs’ respective geographies now have direct communication with their Asian suppliers using existing resources. Russell Hobbs has not incurred, nor does it anticipate, any significant incremental costs to absorb those services previously provided by AAL, except for certain transition costs relating to quality control incurred from April 2009 to December 2009. These transition costs were recorded in operating expenses.

Russell Hobbs also estimates that it will incur approximately $0.3 million annually for engineering services from a third party that were previously performed by AAL.

Discontinuation of Regional Operations

In December 2008, Russell Hobbs discontinued its operations in Spain and certain countries in Latin America, including Peru and Venezuela. The net sales and losses from the discontinued operations related to such locations were as follows:

	Nine Months Ended
	March 31, 2010	March 31, 2009
	(In thousands)

Net sales	$307	$8,384
Income (loss)	$73	$(2,954)

Sale of Professional Care

In May 2007, a subsidiary of Russell Hobbs sold its U.S. professional care segment to an unrelated third party for $36.5 million. For the nine month period ended March 31, 2010, there was no income or loss from

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Notes to Unaudited Consolidated Financial Statements — (Continued)

the professional care-discontinued operations. For the nine months ended March 31, 2009, there was income of $0.3 million from the professional care-discontinued. The income from discontinued operations in the 2009 period was attributable to certain reversals of accrued expenses and sales incentives.

Water Products Segment

On June 15, 2010, the Board of Directors of Russell Hobbs approved the transfer of the Water Products segment to Harbinger in the form of a dividend of certain of its wholly owned subsidiaries (which own substantially all of the assets and liabilities of the Water Products business).

Water Filtration Business.  In 2007, Russell Hobbs launched its new water products initiatives under its Water Products Segment, beginning with a water pitcher filtration system sold under the Clear2 O® brand. In May 2009, Russell Hobbs introduced its Clear2 Go® branded sports filtration bottle. The sales of Clear2 O® branded products are made to mass merchandisers and specialty retailers primarily in North America.

In December 2009, Russell Hobbs determined to divest the operations of its water filtration business sold under the Clear2 O® and Clear2 Go® brands and put the assets and business up for sale. Russell Hobbs decided to sell this division primarily because it does not strategically complement its appliance business and it has incurred significant operating losses since its launch in 2007 and has not been successful in gaining any significant market share.

The sales and pre-tax losses of the water filtration business (reported in discontinued operations) for the periods indicated were:

	Nine Months Ended
	March 31, 2010	March 31, 2009
	(In thousands)

Net sales	$853	$363
Loss	$(7,468)	$(3,076)

Prior period financial statements have been restated to present the operations of the water filtration business division as a discontinued operation.

In conjunction with the discontinuance of operations, Russell Hobbs recognized a loss of $7.5 million in the nine months ended March 31, 2010. Included in the $7.5 million loss recognized in the nine months ended March 31, 2010 were losses of $4.3 million, recorded in December 2009, to write down the related carrying amounts of assets to their fair values less cost to sell, as applicable.

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Notes to Unaudited Consolidated Financial Statements — (Continued)

The assets and liabilities of the discontinued operation consist of the following:

	March 31,	June 30,
	2010	2009
	(In thousands)

Assets of discontinued division:
Accounts receivable	$227	$146
Inventories	623	3,173
Prepaid expenses and other	—	1,472
Property and equipment, net	110	199

Total assets	$960	$4,990

Liabilities of discontinued division:
Accounts payable	$—	$704
Accrued liabilities	89	201

Total liabilities	$89	$905

Commercial Water Business.  In August 2008, Russell Hobbs purchased 16,342,940 common shares of Island Sky Australia Limited for approximately $3.5 million. In December 2009, Russell Hobbs purchased, at market value, an additional 2,887,968 common shares of Island Sky Australia Limited, previously owned by Harbinger, for approximately $0.3 million. At March 31, 2010, Russell Hobbs’ ownership constituted approximately 17% of Island Sky’s outstanding common shares. In June 2008, Russell Hobbs entered into a license agreement with Island Sky Corporation, a subsidiary of Island Sky Australia Limited, relating to the sale of a patented air-to-water product in certain geographies in the Far East. Russell Hobbs is accounting for this investment as available-for-sale security and, accordingly, is recording the investment at its estimated fair value at the end of each reporting period with the changes in fair value recorded as a component of accumulated other comprehensive (loss) income.

At March 31, 2010, the market value of Russell Hobbs’ investment was $2.4 million, which resulted in an increase of approximately $0.3 million in the nine months ended March 31, 2010. The increase was reflected as a component of accumulated other comprehensive income.

The sales and pre-tax losses of the commercial water business (reported in discontinued operations) for the periods indicated were:

	Nine Months Ended
	March 31, 2010	March 31, 2009
	(In thousands)

Net sales	$326	$24
Loss	$(1,160)	$(1,918)

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Notes to Unaudited Consolidated Financial Statements — (Continued)

Prior period financial statements have been restated to present the operations of the commercial water business as discontinued operations. The assets and liabilities of the discontinued operation consist of the following:

	March 31,	June 30,
	2010	2009
	(In thousands)

Assets of discontinued operations:
Cash and cash equivalents	$2,108	$1,249
Accounts receivable	156	16
Inventories	1,205	664
Prepaid expenses and other	6,651	5,144
Investments	2,399	2,067
Property and equipment, net	231	182

Total assets	$12,750	$9,322

Liabilities of discontinued operations:
Accounts payable	$340	$324
Accrued expenses	549	10

Total liabilities	$889	$334

Each of the asset and liability amounts noted above is included in its respective line item on the balance sheet along with the assets and liabilities related to continuing operations.

10.	FAIR VALUE MEASUREMENTS AND DISCLOSURES

Russell Hobbs adopted ASC 820, Fair Value Measurement and Disclosures, on July 1, 2008. ASC 820 (1) creates a single definition of fair value, (2) establishes a framework for measuring fair value, and (3) expands disclosure requirements about items measured at fair value. The Statement applies to both items recognized and reported at fair value in the financial statements and items disclosed at fair value in the notes to the financial statements. The Statement does not change existing accounting rules governing what can or what must be recognized and reported at fair value in Russell Hobbs’ financial statements, or disclosed at fair value in Russell Hobbs’ notes to the financial statements. Additionally, ASC 820 does not eliminate practicability exceptions that exist in accounting pronouncements amended by this Statement when measuring fair value. As a result, Russell Hobbs will not be required to recognize any new assets or liabilities at fair value.

Prior to ASC 820, certain measurements of fair value were based on the price that would be paid to acquire an asset, or received to assume a liability (an entry price). ASC 820 clarifies the definition of fair value as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date (that is, an exit price). The exit price is based on the amount that the holder of the asset or liability would receive or need to pay in an actual transaction (or in a hypothetical transaction if an actual transaction does not exist) at the measurement date. In some circumstances, the entry and exit price may be the same; however, they are conceptually different.

Fair value is generally determined based on quoted market prices in active markets for identical assets or liabilities. If quoted market prices are not available, Russell Hobbs uses valuation techniques that place greater reliance on observable inputs and less reliance on unobservable inputs. In measuring fair value, Russell Hobbs may make adjustments for risks and uncertainties, if a market participant would include such an adjustment in its pricing.

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Notes to Unaudited Consolidated Financial Statements — (Continued)

Determining where an asset or liability falls within the fair value hierarchy (set forth below) depends on the lowest level input that is significant to the fair value measurement as a whole. An adjustment to the pricing method used within either Level 1 or Level 2 inputs could generate a fair value measurement that effectively falls in a lower level in the hierarchy. The hierarchy consists of three broad levels as follows:

•	Level 1 — Quoted market prices in active markets for identical assets or liabilities;

•	Level 2 — Inputs other than level 1 inputs that are either directly or indirectly observable; and

•	Level 3 — Unobservable inputs developed using Russell Hobbs’ estimates and assumptions, which reflect those that market participants would use.

The determination of where an asset or liability falls in the hierarchy requires significant judgment.

The following table presents for each hierarchy level, financial assets and liabilities measured at fair value on a recurring basis as of March 31, 2010:

	Fair Value Measurements at March 31, 2010
		Significant		Total
	Quoted Prices	Other	Significant	Carrying
	in Active	Observable	Unobservable	Value at
	Markets	Inputs	Inputs	March 31,
	(Level 1)	(Level 2)	(Level 3)	2010
	(In thousands)

Assets:
Investment in Island Sky Australia Ltd.	$2,400	$—	$—	$2,400

Total assets	$2,400	$—	$—	$2,400

Liabilities:
Foreign currency forward contracts(1)	$—	$(349)	$—	$(349)

Total liabilities	$—	$(349)	$—	$(349)

(1)	The fair value of Russell Hobbs’ foreign currency forward contracts were valued based upon quotes from outside parties and was valued using a pricing model with all significant inputs based on observable market data such as measurement date spots and forward rates. A positive fair value represents the amount Russell Hobbs would receive upon exiting the contracts and a negative fair value represents the amount Russell Hobbs would pay upon exiting the contracts. Russell Hobbs intends to hold all contracts to maturity, at which time the fair value will be zero. As of March 31, 2010, there were $17.2 million in foreign exchange contracts outstanding.

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Notes to Unaudited Consolidated Financial Statements — (Continued)

The following table presents for each hierarchy level, financial assets and liabilities measured at fair value on a recurring basis as of June 30, 2009.

	Fair Value Measurements at June 30, 2009
		Significant		Total
	Quoted Prices	Other	Significant	Carrying
	in Active	Observable	Unobservable	Value at
	Markets	Inputs	Inputs	June 30,
	(Level 1)	(Level 2)	(Level 3)	2009
		(In thousands)

Assets:
Investment in Island Sky Australia Ltd.	$2,100	$—	$—	$2,100

Total assets	$2,100	$—	$—	$2,100

Liabilities:
Foreign currency forward contracts(1)	$—	(713)	$—	(713)

Total liabilities	$—	$(713)	$—	$(713)

(1)	The fair value of Russell Hobbs’ foreign currency forward contracts were valued based upon quotes from outside parties and was valued using a pricing model with all significant inputs based on observable market data such as measurement date spots and forward rates. A positive fair value represents the amount Russell Hobbs would receive upon exiting the contracts and a negative fair value represents the amount Russell Hobbs would pay upon exiting the contracts. Russell Hobbs intends to hold all contracts to maturity, at which time the fair value will be zero.

At March 31, 2010 and June 30, 2009, the fair values of cash and cash equivalents, receivables and accounts payable approximated carrying values because of the short-term nature of these instruments. The estimated fair values of other financial instruments subject to fair value disclosures, determined based on broker quotes or quoted market prices or rates for the same or similar instruments, and the related carrying amounts were as follows:

	As of March 31, 2010
	Carrying	Fair
	Amount	Value
	(In thousands)

North American credit facility	$12,946	$11,493
European term loan	11,256	10,932
Australian credit facility	—	—
Harbinger term loan	156,546	146,862

	$180,748	$169,287

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Notes to Unaudited Consolidated Financial Statements — (Continued)

	As of June 30, 2009
	Carrying	Fair
	Amount	Value
	(In thousands)

North American credit facility	$52,739	$50,842
European credit facility	19,845	19,102
Harbinger term loan	161,456	148,779
Brazil term loan	2,228	2,228
Series D Preferred Stock	139,744	120,600
Series E Preferred Stock	56,238	48,530

	$432,250	$390,081

The estimated fair values of each of Russell Hobbs’ debt instruments were based on estimated future discounted cash flows. Fair value estimates related to Russell Hobbs’ debt instruments are made at a specific point in time based on relevant market information. These estimates are subjective in nature and involve uncertainties and matters of significant judgments and therefore cannot be determined with precision. Changes in the assumptions could significantly affect the estimates.

In October 2009, Russell Hobbs amended the certificates of designation for the Series D Preferred Stock and Series E Preferred Stock to eliminate the requirement to redeem the stock in December 2013 (but the redemption requirement upon a “sale transaction” as such term is defined in the certificates, remained). Due to the elimination of such provisions, the outstanding amounts of Series D Preferred Stock and Series E Preferred Stock and the related accrued dividends were reclassified from long-term liabilities on the balance sheet beginning in the quarter ended March 31, 2010. The Series D Preferred Stock and Series E Preferred Stock are now classified as separate line items apart from permanent equity on the balance sheet, as redemption thereof is outside of Russell Hobbs’ control.

11.	BUSINESS SEGMENT AND GEOGRAPHIC AREA INFORMATION

Following the discontinuance of its Water Products segment discussed in Note 9, Russell Hobbs manages its operations through a single business segment: Household Products. The Household Products segment is a leading distributor and marketer of small electric household appliances, primarily cooking, garment care, food preparation, beverage products, pet products and pest products, marketed under the licensed brand names, such as Black & Decker®, as well as owned brand names, such as George Foreman®, Russell Hobbs®, Orva®, Toastmaster®, Juiceman®, Breadman®, Littermaid®,and Windmere®. The Household Products segment sales are handled primarily through in-house sales representatives and are made to mass merchandisers, specialty retailers and appliance distributors in North America, Europe, Australia, New Zealand, Latin America, and the Caribbean. The following table sets forth the approximate amounts and percentages of Russell Hobbs’ consolidated net sales by product category for the nine months ending March 31:

	2010		2009
	Net Sales	%	Net Sales	%
		(Dollars in thousands)

Kitchen Products	$498,248	80.7%	$495,592	78.7%
Home Products	95,817	15.5%	105,165	16.7%
Pet Products	14,175	2.3%	18,058	2.9%
Personal Care Products	4,115	0.7%	4,795	0.8%
Pest Control Products	4,926	0.8%	5,853	0.9%

Consolidated	$617,281	100.0%	$629,463	100.0%

Russell Hobbs, Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements — (Continued)

Russell Hobbs’ international operations were conducted primarily in Europe, Canada, Mexico and Australia, with lesser activities in South and Central America, New Zealand and the Caribbean. The following table sets forth the composition of Russell Hobbs’ sales between the United States and other locations for each year:

	Nine Months Ended
	March 31,
	2010	2009
	(In thousands)

Net sales:
United States operations	$309,442	$329,954
International operations	307,839	299,509

Consolidated net sales	$617,281	$629,463

	March 31,	June 30,
	2010	2009
	(In thousands)

Long-lived assets(1):
United States operations	$251,142	$251,476
International operations	124,585	138,674

Consolidated long-lived assets	$375,727	$390,150

(1)	Includes property plant and equipment and other intangible assets.

All United States revenues are derived from sales to unaffiliated customers. Geographic area of sales is based primarily on the location from where the product is shipped. Included in United States operations are certain sales derived from product shipments from China directly to customers located in the United States.

12.	STOCK-BASED COMPENSATION

Russell Hobbs may grant various equity awards to employees and directors under the 2007 Omnibus Equity Award Plan, including incentive and non-qualified stock options, restricted stock units and stock appreciation rights. The terms of the equity awards granted under the plan are determined by the Board of Directors at the time of grant, including the exercise price, if applicable, the term of the award and any restrictions on the exercisability of the award.

As of March 31, 2010, Russell Hobbs had 2,250,000 non-qualified stock options outstanding, all of which were granted in the 2008 fiscal year and are subject to performance based vesting related to the financial performance of the Water Products segment. No stock options were granted in the nine months ended March 31, 2010. In addition, Russell Hobbs has 22,250,000 restricted stock units outstanding, all of which were issued in fiscal 2009 and vest upon a change in control of Russell Hobbs. In January 2010, the terms of the outstanding restricted stock units were amended to provide for additional vesting on the first anniversary of specified significant corporate events. As of March 31, 2010, Russell Hobbs had approximately 174 million equity awards available to be granted under the plan. In the nine months ending March 31, 2010, Russell Hobbs issued an additional 3.9 million restricted stock units with the same vesting provisions as noted above, of which 3.5 million are currently outstanding. Russell Hobbs has not recorded any expense related to the restricted stock units as vesting was not probable at March 31, 2010.

Russell Hobbs, Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements — (Continued)

A summary of Russell Hobbs’ stock options is as follows:

Weighted
Average
	Shares(000)	Exercise Price

Outstanding at June 30, 2009	2,250	$0.24
Granted	—	—
Exercised	—	—
Expired or cancelled	—	—

Outstanding at March 31, 2010	2,250	$0.24

Options exercisable at March 31, 2010	—	—

13.	SUBSEQUENT EVENTS

Russell Hobbs evaluated all events and transactions that occurred after March 31, 2010 through May 28, 2010, the date these financial statements were available to be issued. During this period, Russell Hobbs did not have any material recognizable subsequent events; however, Russell Hobbs did have unrecognizable subsequent events as discussed below:

Purchase of Rights to Use Farberware® Brand.  On April 1, 2010, a subsidiary of Russell Hobbs, Inc. executed a new 200 year, exclusive license with the Farberware Licensing Company to use the Farberware® brand name on portable kitchen electric retail products worldwide (excluding Canada).

14.	SUBSEQUENT EVENTS FOR REVISED FINANCIAL STATEMENTS

For the purpose of revising Russell Hobbs’ historical financial statements for the water products segment dividend discussed below, Russell Hobbs evaluated all events and transactions that occurred after March 31, 2010 through October 8, 2010, the date these financial statements were available to be issued. During this period, Russell Hobbs did not have any material recognizable subsequent events; however, Russell Hobbs did have unrecognizable subsequent events as discussed below:

Water Products Segment Dividend.  As discussed in more detail in Note 9, on June 15, 2010, the Board of Directors of Russell Hobbs approved the transfer of the Water Products segment to Harbinger in the form of a dividend of certain of its wholly owned subsidiaries (which own substantially all of the assets and liabilities of the Water Products business) and its investment in Island Sky Australia Limited.

Merger between Spectrum Brands and Russell Hobbs.  On June 16, 2010 (the “Closing Date”), Spectrum Brands completed its business combination transaction with Russell Hobbs pursuant to the Merger Agreement. On the Closing Date, Battery Merger Corp. merged with and into Spectrum Brands (the “Spectrum Merger”), and Grill Merger Corp. merged with and into Russell Hobbs (the “RH Merger”, and together with the Spectrum Merger, the “SB/RH Merger”). As a result of the SB/RH Merger, each of Spectrum Brands and Russell Hobbs became a wholly-owned subsidiary of SB Holdings.

Pursuant to the Merger Agreement, at the effective time of the SB/RH Merger, each outstanding share (other than any shares held by Russell Hobbs as treasury stock and shares held by any direct or indirect subsidiary of Russell Hobbs, SB Holdings, Spectrum Brands or any of their respective direct or indirect subsidiaries) of (i) common stock (voting and non-voting) of Russell Hobbs was converted into the right to receive 0.01075 shares of SB Holdings common stock; (ii) Series D Preferred Stock of Russell Hobbs was converted into the right to receive 46.78 shares of SB Holdings common stock; and (iii) Series E Preferred Stock of Russell Hobbs was converted into the right to receive 41.50 shares of SB Holdings common stock. In addition, the Harbinger Term Loan was transferred to SB Holdings in exchange for 5,254,336 shares of SB Holdings common stock.

Russell Hobbs, Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements — (Continued)

In connection with the SB/RH Merger, Russell Hobbs, a wholly-owned subsidiary of Spectrum Brands following the reorganization of the companies immediately after the consummation of the SB/RH Merger, repaid all of its outstanding indebtedness under its $125 million asset-based senior secured revolving credit facility entered into on December 28, 2007 by and among Russell Hobbs, the guarantors party thereto, the lenders party thereto, Bank of America, N.A., as administrative and collateral agent, and Banc of America Securities LLC, as sole lead arranger and sole book manager. Also, in connection with the SB/RH Merger, Russell Hobbs’ approximately $158 million term loan (the “Harbinger Term Loan”) was cancelled following the transfer of such Harbinger Term Loan by the Harbinger Parties as lenders thereunder to SB Holdings in exchange for a number of shares of SB Holdings common stock obtained by dividing the aggregate principal amount outstanding thereunder (together with the 3.9% prepayment penalty associated with the payment thereof) by a price of $31.50 per share.

In connection with the SB/RH Merger, 25,200,000 restricted stock units (“RSUs”) of Russell Hobbs were converted into 270,962 restricted stock units of SB Holdings. In addition, pursuant to the RSU agreements, the SB/RH Merger constituted a “Significant Corporate Event”. As a result, the RSUs will vest the earlier of:

(a) June 16, 2011;

(b) the date an employee’s employment with Applica (or Spectrum Brands) is terminated without cause (as defined in the 2007 Omnibus Equity Award Plan); or

(c) the date an employee voluntarily terminates his or her employment with Applica for Good Reason (as defined in the RSU agreement).

Prior to the consummation of the SB/RH Merger, the Board of Directors of Russell Hobbs determined to pay Terry Polistina, its chief executive officer and president, a special one-time cash bonus of $3,000,000 (the “Bonus”). The Bonus was payable (i) $2,000,000 on or immediately prior to the consummation of the SB/RH Merger, and (ii) $1,000,000 on the six-month anniversary of the consummation of the SB/RH Merger.

The payment of the Bonus was dependent on the consummation of the SB/RH Merger. The Bonus is subject to applicable taxes, and the payment of the Bonus does not impact any other severance or compensation to which Mr. Polistina may be entitled. Spectrum Brands consented to payment of the Bonus and waived any applicable restrictions under the Merger Agreement in connection with the payment of the Bonus following authorization thereof by a committee consisting solely of independent members of the board of directors of Spectrum Brands.

In connection with the SB/RH Merger, Russell Hobbs was obligated to pay an advisory fee of $5 million to an unrelated third party at closing. This fee was paid by Spectrum Brands.

6,495,489 Shares

Spectrum Brands Holdings, Inc.

Common Stock

July 14, 2011